   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25, 1996


                                                       REGISTRATION NO. 333-8069
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 3
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                 ROCKSHOX, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                          3751                  77-0396555
 (State or Other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
Incorporation or Organization)                                      Number)

                               401 CHARCOT AVENUE
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 435-7469
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                                 STEPHEN SIMONS
                                   PRESIDENT
                                 ROCKSHOX, INC.
                               401 CHARCOT AVENUE
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 435-7469
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                           --------------------------
                                    COPY TO:

        Michael A. Woronoff, Esq.                      Sandra A. Golze, Esq.                       Gregory K. Miller, Esq.
   Skadden, Arps, Slate, Meagher & Flom        McCutchen, Doyle, Brown & Enersen, LLP                  Latham & Watkins
    300 South Grand Avenue, Suite 3400                Three Embarcadero Center                505 Montgomery Street, Suite 1900
      Los Angeles, California 90071             San Francisco, California 94111-4066           San Francisco, California 94111
              (213) 687-5000                               (415) 393-2000                               (415) 391-0600
           Fax: (213) 687-5600                          Fax: (415) 393-2286                          Fax: (415) 395-8095

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                 ROCKSHOX, INC.

                             CROSS REFERENCE SHEET
                   REQUIRED BY ITEM 501(B) OF REGULATION S-K

REGISTRATION STATEMENT ITEM NUMBER AND CAPTION                              CAPTION OR LOCATION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
1.         Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Outside Front Cover Page of Prospectus.
2.         Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front and Outside Back Cover Pages of
                                                                   Prospectus; Additional Information.
3.         Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Prospectus Summary; Risk Factors.
4.         Use of Proceeds......................................  Use of Proceeds.
5.         Determination of Offering Price......................  Underwriting.
6.         Dilution.............................................  Dilution.
7.         Selling Security Holders.............................  Principal and Selling Stockholders; Management.
8.         Plan of Distribution.................................  Underwriting.
9.         Description of Securities to Be Registered...........  Outside Front Cover Page of Prospectus; Prospectus
                                                                   Summary; Description of Capital Stock.
10.        Interests of Named Experts and Counsel...............  Not applicable.
11.        Information with Respect to the Registrant...........  Prospectus Summary; Risk Factors; The
                                                                   Recapitalization and the Merger; Use of Proceeds;
                                                                   Dividend Policy; Capitalization; Dilution; Selected
                                                                   Financial Data; Management's Discussion and Analysis
                                                                   of Financial Condition and Results of Operations;
                                                                   Business; Management; Certain Transactions;
                                                                   Principal and Selling Stockholders; Description of
                                                                   Capital Stock; Shares Eligible for Future Sale;
                                                                   Additional Information; Financial Statements.
12.        Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not applicable.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED SEPTEMBER 25, 1996


                                4,800,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------

    All of the shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by ROCKSHOX, INC. (the "Company" or "RockShox").

    Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price for the Common Stock will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price.


    The Common Stock has been approved for quotation on The Nasdaq Stock Market under the symbol "RSHX," subject to commencement of the Offering.


    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

THESE SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION   TO   THE    CONTRARY   IS    A   CRIMINAL    OFFENSE.

                                                         UNDERWRITING        PROCEEDS TO
                                     PRICE TO PUBLIC     DISCOUNT (1)        COMPANY (2)
Per Share.........................          $                  $                  $
Total (3).........................          $                  $                  $

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $2,000,000.

(3) The Selling Stockholders named herein have granted the several Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to an aggregate of 720,000 additional shares of Common Stock, on the same terms as set forth above, to cover over-allotments, if any. The Company will not receive any of the proceeds from the sale of such shares by the Selling Stockholders. If all such additional shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
    Selling  Stockholders will be  $        , $        , $        and  $       ,
    respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York
on or about            , 1996.

MERRILL LYNCH & CO.
                         ROBERTSON, STEPHENS & COMPANY
                                                       JEFFERIES & COMPANY, INC.

               THE DATE OF THIS PROSPECTUS IS            , 1996.

                                   [PICTURES]

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT INDICATES OTHERWISE, THE "COMPANY" OR "ROCKSHOX," AS USED IN THIS PROSPECTUS, MEANS ROCKSHOX, INC., ITS PREDECESSORS AND THEIR RESPECTIVE PARENTS AND SUBSIDIARIES ON A CONSOLIDATED BASIS. UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES TO A FISCAL YEAR ARE TO THE COMPANY'S FISCAL YEAR. IN 1995, THE COMPANY CHANGED ITS FISCAL YEAR END FROM DECEMBER 31 TO MARCH 31.

                                  THE COMPANY

    RockShox is the worldwide leader in the design, manufacture and marketing of high performance bicycle suspension products. The Company developed the first widely accepted front suspension fork for the mountain bike industry, and, through a series of new product introductions, has continued to be at the forefront of the design and development of bicycle suspension. ROCKSHOX suspension products enhance riding performance and comfort by mitigating the impact of rough terrain and providing better wheel contact with the riding surface. The Company, which currently manufactures both front suspension forks and rear shocks for mountain bikes, has combined technical innovation with high quality products and creative marketing to establish one of the most widely recognized brand names in the bicycle industry. In a 1995 BICYCLING MAGAZINE readers' survey, 45% of the respondents who owned a suspension fork owned a RockShox manufactured product--more than twice the share of the next leading manufacturer--and more than 65% of the respondents who planned to purchase a suspension fork within the next two years planned to purchase a ROCKSHOX suspension fork.


    The Company's sales have grown rapidly, from approximately $6 million in fiscal 1991 to approximately $83.5 million in fiscal 1996, a compound annual growth rate of approximately 85.5%. The Company believes that its growth has been the result of increasing market acceptance of bicycle suspension worldwide and, more specifically, growing demand for ROCKSHOX suspension products. From 1992 to 1996, the number of mountain bike models available in the U.S. with suspension has increased from approximately 80 to over 660. The Company has been a key contributor to this growth, with ROCKSHOX components now specified on over 460, or more than 60%, of these 1996 suspension-equipped mountain bike models. The Company believes that significant opportunities for growth continue to exist worldwide. Although the number of mountain bikes sold with suspension has been rapidly increasing, suspension was included on only 17% of all mountain bike units sold domestically by independent bicycle dealers ("IBDs") in 1995. The Company believes that the market penetration of suspension-equipped mountain bikes is even lower internationally.


    RockShox currently markets ten front suspension forks and three rear shocks under its JUDY, INDY, QUADRA, MAG and DELUXE product lines. The Company's products have been repeatedly recognized for their innovative design and superior performance. For example, the Company's first product, the RS1, won a "Best of 1989" award from BICYCLE GUIDE MAGAZINE, and, in 1993, its first QUADRA front suspension fork was voted "Best Product Tried This Year" by readers of MOUNTAIN BIKE MAGAZINE. The Company's JUDY suspension fork received the 1994 award for "Best Technical Development of the Year" in the bicycle industry from VELO NEWS, and, in 1995, the Company's QUADRA suspension fork was designated as the "Best Value" among suspension forks by BICYCLING MAGAZINE'S BUYERS GUIDE. As further evidence of the advanced design and technical benefits of its products, ROCKSHOX suspension was used by more than half of the mountain bike racers competing in the 1996 Olympic Games in Atlanta.

    Approximately two-thirds of the Company's sales are to bicycle manufacturers ("OEMs"), including Trek, GT and Specialized, who incorporate ROCKSHOX branded components as part of new, fully-assembled mountain bikes sold worldwide. The Company is the primary supplier of front suspension forks to eight out of the ten leading OEMs selling through domestic IBDs. Management believes that OEM customers

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

recognize the strength of the Company's brand name as a deciding factor in the consumer's choice of mountain bikes. In addition, the Company believes that OEMs choose RockShox for product innovation and quality as well as reliable worldwide distribution and service.

    The Company's products are also sold as an accessory component to consumers through a network of over 10,000 IBDs worldwide. According to a Company-sponsored survey, 85% of responding domestic IBDs identified ROCKSHOX as the most important brand of suspension product sold in their stores and management believes that the Company enjoys a similar retail presence internationally. The Company's front suspension forks and rear shocks are generally priced to consumers from $199 to $649 and from $199 to $289, respectively.


    Management believes that the Company can continue to take advantage of significant growth opportunities by (i) maintaining its leadership in providing front suspension forks to the high-end of the mountain bike market, a segment that grew at a compound annual rate of approximately 40% from 1992 to 1995, (ii) expanding its product offerings with recently-introduced rear shocks that allow the Company to more aggressively pursue the fast growing market for full suspension mountain bikes (i.e., bikes that include both front suspension and rear shocks), (iii) developing more moderately priced suspension forks, such as the QUADRA 5, which meet the needs of the emerging high-volume, mid-priced mountain bike suspension market, and (iv) leveraging the ROCKSHOX brand name into new product categories, including suspension products for road and trekking bikes.


    The Company's principal executive office is located at 401 Charcot Avenue, San Jose, California 95131; its telephone number is (408) 435-7469.

                                  THE OFFERING


Common Stock offered by the Company..........                4,800,000 shares
Common Stock to be outstanding after the
 Offering....................................              13,620,000 shares (1)
Use of proceeds..............................  The net proceeds to the Company will be  used to  repay indebtedness, to  redeem all of the
                                                outstanding  shares  of  Holdings  Preferred
                                                Stock  (as defined below), to make a payment
                                                to terminate  the  Bonus  Plan  (as  defined
                                                below) and for working capital purposes. See
                                                "Use of Proceeds."
Listing......................................  The   Common  Stock  has  been  approved  for
                                                quotation on The  Nasdaq Stock Market  under
                                                the  symbol "RSHX,"  subject to commencement
                                                of the Offering.


- ------------------------


(1) Excludes approximately 821,320 shares of Common Stock issuable upon exercise of stock options outstanding under the Amended and Restated RSx Holdings, Inc. 1996 Stock Plan (the "Stock Plan"). See "Management -- 1996 Stock Plan."

                            ------------------------

    Unless otherwise noted, all Common Stock share amounts, per share data and other information set forth in this Prospectus (i) have been adjusted to reflect the consummation of the Merger (as defined below) and (ii) assume that the
Underwriters' over-allotment option granted by certain stockholders of the Company (the "Selling Stockholders") has not been exercised. See "The Recapitalization and the Merger."

    This Prospectus includes references to registered trademarks and brand names of the Company and of manufacturers who purchase the Company's products, including Trek Bicycle Corp. ("Trek"), GT Bicycles, Inc. ("GT") and Specialized Bicycle Components, Inc. ("Specialized"). The Company's trademarks and brand names include: ROCKSHOX, ROCKSHOX, JUDY, INDY, DELUXE, QUADRA, MAG and ROCKSHOX GARB.

    Market data and industry information referred to in this Prospectus are derived from various trade publications and industry sources (including the results of a suspension study conducted by the Bicycle Market Research Institute ("BMRI"), BMRI's U.S. 1995 Annual Market Assessment Report for Bicycles (20" and over), MOUNTAIN BIKE MAGAZINE'S 1996 Industry Survey and BICYCLING MAGAZINE'S September 1995 Subscriber Study) as well as the Company's own research and estimates. Unless otherwise noted, all references to "IBDs" include bike shops, other sports specialty stores, mail order and television shopping.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                YEAR ENDED MARCH
                                                                     THREE
                                                                    MONTHS        31, 1996 (1)
                                     YEAR ENDED DECEMBER 31,         ENDED     ------------------
                                ---------------------------------  MARCH 31,               PRO
                                 1991    1992     1993     1994    1995 (1)    ACTUAL   FORMA (2)
                                ------  -------  -------  -------  ---------   -------  ---------
STATEMENT OF
OPERATIONS DATA:
 Net sales....................  $6,050  $16,442  $30,941  $37,900   $14,279    $83,509   $83,509
  Cost of sales...............   4,017   10,565   20,113   24,477     9,590     54,110    54,110
                                ------  -------  -------  -------  ---------   -------  ---------
    Gross profit..............   2,033    5,877   10,828   13,423     4,689     29,399    29,399
  Operating expenses..........   1,923    5,541    6,634    6,283     7,627     14,621    12,871
                                ------  -------  -------  -------  ---------   -------  ---------
  Income (loss) from opera-
   tions......................     110      336    4,194    7,140    (2,938)    14,778    16,528
  Interest and other (income)
   expense, net...............      21       67       16        6        51      5,650      (136)
                                ------  -------  -------  -------  ---------   -------  ---------
  Income (loss) before income
   taxes......................      89      269    4,178    7,134    (2,989)     9,128    16,664
  Provision for (benefit from)
   income taxes...............       9      104    1,521    2,420      (653)     3,464     6,478
                                ------  -------  -------  -------  ---------   -------  ---------
  Net income (loss)...........  $   80  $   165  $ 2,657  $ 4,714   $(2,336)   $ 5,664   $10,186
                                ------  -------  -------  -------  ---------   -------  ---------
                                ------  -------  -------  -------  ---------   -------  ---------
  Net income (loss) per share
   (3)........................  $ 0.01  $  0.02  $  0.29  $  0.51   $ (0.25)   $  0.57   $  0.73
                                ------  -------  -------  -------  ---------   -------  ---------
                                ------  -------  -------  -------  ---------   -------  ---------
  Shares used in
   per share calculations
   (3)........................   9,240    9,240    9,240    9,240     9,240      9,240    13,899(4)

                                  THREE MONTHS ENDED JUNE 30,
                                -------------------------------
                                          1996        1996
                                 1995    ACTUAL   PRO FORMA (2)
                                -------  -------  -------------
STATEMENT OF
OPERATIONS DATA:
 Net sales....................  $18,784  $21,378     $21,378
  Cost of sales...............   12,285   13,733      13,733
                                -------  -------  -------------
    Gross profit..............    6,499    7,645       7,645
  Operating expenses..........    3,411    4,159       3,503
                                -------  -------  -------------
  Income (loss) from opera-
   tions......................    3,088    3,486       4,142
  Interest and other (income)
   expense, net...............    1,484    1,292         (49)
                                -------  -------  -------------
  Income (loss) before income
   taxes......................    1,604    2,194       4,191
  Provision for (benefit from)
   income taxes...............      610      845       1,644
                                -------  -------  -------------
  Net income (loss)...........  $   994    1,349     $ 2,547
                                -------  -------  -------------
                                -------  -------  -------------
  Net income (loss) per share
   (3)........................  $  0.10  $  0.14     $  0.18
                                -------  -------  -------------
                                -------  -------  -------------
  Shares used in
   per share calculations
   (3)........................    9,240    9,240      13,899(4)

                                                                                          JUNE 30, 1996
                                                                                  ------------------------------
                                                                                                    PRO FORMA
                                                                                     ACTUAL      AS ADJUSTED (5)
                                                                                  ------------   ---------------
BALANCE SHEET DATA:
  Working capital...............................................................  $   1,797        $   11,414
  Total assets..................................................................     28,665            31,898
  Total debt....................................................................     43,750                --
  Mandatorily redeemable preferred stock........................................      7,449                --
  Stockholders' equity (deficit)................................................    (38,358)           16,730

- ------------------------

(1)  In 1995, the Company changed its fiscal  year end from December 31 to March
    31.

(2) The pro forma statement of operations data for the fiscal year ended March 31, 1996 and the quarter ended June 30, 1996 give effect to the Offering and the application of the net proceeds therefrom as if the Offering had occurred at the beginning of the respective periods, and reflect the reduction of operating expenses of $1.8 million and $0.7 million, respectively, related to the termination of the Bonus Plan, the reduction of interest expense of $5.8 million and $1.3 million, respectively, and the tax effect of the foregoing (but exclude the effect of write-offs of approximately $2.4 million relating to unamortized debt issuance costs, expenses of approximately $6.7 million relating to the termination of the Bonus Plan and the tax effect of the foregoing). See "Selected Financial Data," "Use of Proceeds" and Note 2 of Notes to Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations.

                                               (CONTINUED ON THE FOLLOWING PAGE)

(CONTINUED FROM PRIOR PAGE)

(3) For an explanation of the determination of the number of shares used in per share calculations and net income (loss) per share, see Note 2 of Notes to Consolidated Financial Statements. For the fiscal year ended March 31, 1996 and the quarters ended June 30, 1995 and 1996, net income has been reduced by accretion for dividends on the Holdings Preferred Stock of $357,000, $94,000 and $92,000, respectively.

(4) Pro forma computation of net income per share includes 4,658,571 shares of Common Stock to be issued pursuant to the Offering, net of expenses, the proceeds from the sale of which the Company intends to use as follows: (a) $26.75 million to repay borrowings outstanding under the Existing Credit Facilities (as defined below), (b) $17.0 million to repay the Senior Notes (as defined below) and the Junior Notes (as defined below), (c) $7.4 million to redeem all of the outstanding shares of Holdings Preferred Stock and (d) $7.3 million to make payments to terminate the Bonus Plan. Shares to be issued for working capital purposes have been excluded from the pro forma computation of net income per share. See "Use of Proceeds" and Note 2 to Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations.

(5) Pro forma as adjusted to give effect to the Offering and the application of the net proceeds therefrom as if the Offering had occurred on June 30, 1996, including write-offs of approximately $2.4 million relating to unamortized debt issuance costs, expenses of approximately $6.7 million relating to the termination of the Bonus Plan, payments of approximately $7.4 million to redeem all of the outstanding shares of Holdings Preferred Stock and $26.75 million, $11.0 million and $6.0 million to repay the Existing Credit Facilities, the Senior Notes and the Junior Notes, respectively, and the tax effect of the foregoing. See "Use of Proceeds," "Capitalization" and Note 1 of Notes to Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD TAKE INTO ACCOUNT THE CONSIDERATIONS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, BEFORE PURCHASING ANY OF THE SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 THAT INVOLVE RISKS AND UNCERTAINTIES. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

SUSCEPTIBILITY TO CHANGING ECONOMIC AND MARKET CONDITIONS

    Consumer purchases of bicycles and bicycle components, including the Company's products, are discretionary. Any decline in general economic conditions, uncertainties regarding future economic prospects or changes in other economic factors that affect consumer spending could have a material adverse effect on the Company's direct customers (OEMs, distributors and IBDs) and, therefore, on the Company or its prospects. Domestic mountain bike unit sales through mass merchandisers and IBDs in the first half of 1996 have declined from the first half of 1995, and industry sources estimate that such sales will not grow in 1996 as compared to the prior year. Any material decline in the size of, or prolonged lack of growth in, the overall bicycle market or the mountain bike segment, or a material decline in the number or business prospects of OEMs, distributors or IBDs, in general, or the Company's customers, in particular, could have a material adverse effect on the Company or its prospects.

DEPENDENCE ON MOUNTAIN BIKE FRONT SUSPENSION PRODUCT LINES

    Substantially all of the Company's historical revenues have been attributable to sales of mountain bike front suspension forks. The Company believes that most of its sales for the foreseeable future will be of mountain bike front suspension forks. Such products have been produced in substantial numbers and widely accepted by the bicycle industry and consumers for less than five years and there can be no assurance of their continuing popularity. Any material decline or prolonged lack of growth in the popularity of, or market demand for, mountain bike front suspension forks, in general, or the Company's products, in particular, could have a material adverse effect on the Company or its prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" and "Business--Products."

SALES CONCENTRATION; DEPENDENCE ON OEMS

    In fiscal 1996, approximately 56% of the Company's sales were to the Company's ten largest customers, certain of which (including Trek) purchase from the Company as both an OEM customer and a distributor. Sales to Trek accounted for more than 10% of the Company's net sales in fiscal 1996, substantially all of which were for OEM use by Trek. At March 31, 1996 and June 30, 1996, the Company's three OEM customers with the largest accounts receivable balances accounted for approximately 61.5% and 47.8%, respectively, of the Company's accounts receivable. The Company has no long-term contracts with any of its customers and there can be no assurance that the Company's current or future customers will continue to purchase from the Company. The loss of, substantial decline in purchases of the Company's products by, or financial insolvency of, any of the Company's largest customers individually, or a number of the Company's other customers in the aggregate, could have a material adverse effect on the Company or its prospects.

    While the OEM market is fragmented, according to BMRI, ten leading OEM brands represent over 75% of bicycle sales dollars generated through domestic IBDs. Management believes that these OEMs also represent a significant portion of better quality mountain bikes sold worldwide. All of these leading OEMs are current customers of the Company and certain of these OEMs are among the Company's largest customers. Management believes that any material growth in the Company's business will likely require it to increase sales to, and will result in additional sales concentration with, the Company's largest OEM customers. In addition, the Company's customers, including OEMs, may acquire, or be acquired by, other entities (including the Company's competitors) and there can be no assurance that the combined entity will continue to purchase any or the same amount of the Company's products.

    See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources," "Business--Industry Overview" and "--Sales and Distribution."

QUARTERLY FLUCTUATIONS IN OPERATING RESULTS; DIFFICULTY IN FORECASTING OEM
ORDERS

    Management believes that the Company's future operating results will fluctuate on a quarterly basis due to a variety of factors, including seasonal cycles, weather conditions, the timing and mix of orders and reorders, and the number and timing of new product introductions. Management anticipates that the Company's sales will normally be lowest in its first and fourth fiscal quarters, which end on June 30 and March 31, respectively. Results in such quarters are particularly sensitive to the timing and size of OEM orders and reorders, which are difficult to forecast. Any misjudgment by the Company or any of its OEM customers of the demand for any of its respective products could have a material adverse effect on the Company or its prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Financial Data; Seasonality," "Business-- Manufacturing" and "--Sales and Distribution."

RISKS ASSOCIATED WITH RAPID GROWTH

    Since its founding in 1989, the Company has experienced rapid and substantial growth. The Company does not expect to achieve such high rates of growth in the future. There can be no assurance that the Company will continue to grow or that it will be able to sustain the level of sales that it has achieved in the past. Furthermore, there can be no assurance that the Company will be able to successfully implement its sales growth strategy or that, if implemented, such a strategy will result in increases to, or maintenance of, the Company's profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

    The Company's rapid and substantial growth has placed, and could continue to place, a significant strain on its employees and operations. Several members of the Company's senior management have only recently joined the Company and other members have only limited relevant prior experience outside of the Company. See "Management--Directors, Executive Officers and Key Employees." To manage growth effectively, the Company will be required to continue to implement changes in its business; expand its operations, facilities and internal controls to handle increased demand; enhance its information technology systems; and develop, train and manage an increasing number of management-level and other employees. Unexpected difficulties encountered during expansion, or management's inability to respond effectively to or plan for such expansion, could have a material adverse effect on the Company or its prospects.

DEPENDENCE ON NEW PRODUCT INTRODUCTIONS

    The Company's future success will depend, in part, upon its continued ability to develop and successfully introduce new and/or innovative bicycle suspension products and other types of bicycle components that will be widely accepted by the bicycle industry and consumers. There can be no assurance that the Company will introduce any new products or, if introduced, that any such products will be commercially successful. Furthermore, successful product designs can be displaced or rendered obsolete by other product designs introduced by the Company or its competitors. As a result of these and other factors, there can be no assurance that the Company will expand the markets it serves or will successfully maintain or increase its market share through product innovations. The Company also anticipates that it may from time to time evaluate acquisition opportunities to expand its product lines, including the possible acquisition of non-suspension bicycle component product lines. The Company has no experience in making such acquisitions, and there can be no assurance that the Company will be able to compete successfully at favorable prices for available acquisition candidates. The Company also has no significant experience in developing, manufacturing or marketing non-suspension bicycle components.

COMPETITION

    The markets for bicycle components, in general, and bicycle suspension products, in particular, are highly competitive. The Company competes with other bicycle component companies that produce suspension products for sale to OEMs, distributors and IBDs as well as with OEMs who produce their own line of suspension products for their own use and for sale through distributors and IBDs. The Company believes that it currently has the leading market share in front suspension forks. The Company only recently introduced its rear shock products for the emerging full suspension market and believes it currently trails the leading manufacturer of rear shocks. In order to build or retain its market share, the Company must continue to successfully compete in areas that influence the purchasing decisions of OEMs, distributors, IBDs and consumers, including design, price, quality, technology, distribution, marketing, style, brand image and customer service. There can be no assurance that any number of bicycle component manufacturers, OEMs or other companies, including those who are larger and have greater resources than the Company or who currently do not provide bicycle suspension products or do so on a limited basis, will not become direct or more significant competitors of the Company. In addition, OEMs frequently design their bicycles to meet certain retail price points, and, as a result, may choose not to use a suspension product or may select a lower priced ROCKSHOX or competing product in order to incorporate other components in the bicycle's specifications that the OEM perceives as being desirable to the consumer. The Company could therefore face competition from existing or new competitors that introduce and promote suspension products or other bicycle components perceived by the bicycle industry or consumers to offer price or performance advantages to, or that otherwise have greater consumer appeal than, the Company's products. See "Business-- Competition."

LIMITED PROTECTION OF TECHNOLOGY

    Because much of the technology associated with suspension products is in the public domain, patent protection is generally available only for particular features or functions of a product, rather than for any product as a whole. Management believes that many of the Company's current suspension products contain some elements that are protected by the Company's patents. Nevertheless, the Company's competitors currently replicate and may continue to replicate certain features and functions of the Company's products. There can be no assurance that current or future patent protection will prevent competitors from offering competing products, that any issued patents will be upheld, or that patent protection will be granted in any or all of the countries in which applications are currently pending or granted on the breadth of the description of the invention. In addition, due to considerations relating to, among other things, cost, delay or adverse publicity, there can be no assurance that the Company will elect to enforce its intellectual property rights.

    The Company's competitors have also obtained and may continue to obtain patents on certain features of their products, which may prevent or discourage the Company from offering such features on its products, which, in turn, could result in a competitive disadvantage to the Company. The Company has occasionally received, and may receive in the future, claims asserting intellectual property rights owned by third parties that relate to the Company's products and product features. Although to date the Company has incurred no material liabilities as a result of any such claims, there can be no assurance that the Company will not incur material liabilities in the future.


    Answer Products ("Answer"), a division of LDI, Ltd., which manufactures Manitou products, has received a U.S. patent that Answer asserts covers certain features of the Company's current JUDY suspension products (the "Features"). However, the Company has a patent application pending before the U.S. Patent and Trademark Office (the "Patent Office") that seeks a patent on certain of the same Features. In the U.S., patent rights belong to the first to invent, and there can be only one patent issued for a given invention. If an invention is otherwise patentable to two patent applicants, an "interference" can be declared by the Patent Office in order to determine which applicant was the first to invent and therefore entitled to the patent on such invention. The Company is seeking to have the Patent Office declare such an interference in order to determine that the Company was the first to invent and therefore entitled to a patent on the Features. Although the Company believes that it was the first to invent the Features, there can be no assurance that the Answer patent (which the Company believes, if valid, could cover the Features of JUDY products manufactured for the Company's 1997 model year) will be invalidated. In addition, Answer has applied for patents that may cover certain of the Features in various countries outside of the U.S. and, in such countries, patent rights generally belong to the first person filing a patent application.



    In order to avoid the costs, delays and risks of litigation or an interference proceeding, management of the Company has conducted discussions with Answer regarding the possible settlement of this dispute. However, the Company and Answer have not entered into any settlement agreement, and there can be no assurance that any agreement relating to the Features will be reached. Answer has informed the Company that if a settlement agreement is not entered into in the near future Answer intends to file a lawsuit alleging that the Company has infringed the Answer patent. However, the Company intends to vigorously defend any such suit.



    If Answer ultimately retains the patent described above and successfully asserts it against the Company, or if any other person or entity were to assert a valid claim of infringement with respect to, or otherwise have enforceable proprietary rights in, features that the Company includes or desires to include on its products, and if the Company were unable to negotiate an acceptable licensing or other arrangement with such person or entity, the Company could, among other things, be precluded from making or marketing products containing such features and be required to make significant payments to such person or entity (which payments would equal at least a reasonable royalty and, in certain circumstances, could be based on lost profits, in each case together with interest and court costs; and, in special circumstances, the damage amount could be trebled and include attorneys' fees), which could have a material adverse effect on the Company or its prospects. See "Business--Intellectual Property."


DEPENDENCE ON SUPPLIERS; MANUFACTURING RISKS

    Although the Company has established relationships with its principal suppliers and manufacturing sources, the Company does not currently have long-term contracts with any of its vendors, nor does the Company currently have multiple vendors for all parts, tooling, supplies or services critical to the Company's manufacturing processes. The Company's future success will depend, in part, on its ability to maintain relationships with its current suppliers and manufacturing sources and to develop relationships with new suppliers. Failure of a key supplier to meet the Company's product needs on a timely basis, loss of a key supplier or significant disruption in the Company's production or distribution activities for any other reason, including an earthquake or other catastrophic event, could have a material adverse effect on the Company or its prospects. See "Business-- Manufacturing" and "Certain Transactions--Other."

RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS AND MARKET DEMAND

    While the Company is currently manufacturing its products only in the United States, the bicycle industry is, and many of the Company's OEM customers are, highly dependent on manufacturing in overseas locations, and changes in economic conditions, currency exchange rates, tariff regulations, "local content" laws or other trade restrictions or political instability ("International Conditions") could adversely affect the cost or availability of products sold by or to the bicycle industry as a whole and the Company's OEM customers in particular, any of which could have a material adverse effect on the Company or its prospects. In addition, insufficient international consumer demand for mountain bikes and related products, including the Company's products, whether due to changes in International Conditions, consumer preferences or other factors, could have a material adverse effect on the Company or its prospects.

PRODUCT LIABILITY

    Because of the risks inherent in bicycling, in general, and mountain biking, in particular, and because of the function of the Company's products, the Company from time to time is a defendant in a number of product liability lawsuits and expects that this will continue to be the case in the future. These lawsuits generally seek damages, sometimes in substantial amounts, for personal injuries sustained as a result of alleged defects in the Company's products. Although the Company has experienced no material financial loss relating to such lawsuits and maintains product liability insurance, due to the uncertainty as to the number of claims or the nature and extent of liability for personal injuries and changes in the historical or future levels of insurance coverage or the terms or cost thereof, such insurance may not be adequate or available to cover product liability claims or the applicable insurer may not be solvent at the time of any covered loss, any of which could have a material adverse effect on the Company or its prospects. See "Business--Legal Proceedings."

GOVERNMENT REGULATION; ADVERSE PUBLICITY

    Bicycle suspension products are within the jurisdiction of the United States Consumer Product Safety Commission (the "CPSC") and other Federal, state and foreign regulatory bodies. In 1996, the CPSC sent a letter to major manufacturers and importers of mountain bikes as well as several suspension component manufacturers, including RockShox, expressing concern about reports of injuries and recall activity relating to failures of mountain bike suspension forks and urging manufacturers to participate in the development of voluntary safety performance standards for such suspension products through the American Society of Testing and Materials (the "ASTM"). The Company cannot predict whether standards relating to the Company's products or otherwise affecting the bicycle suspension industry will be adopted (whether by the CPSC or another Federal, state or foreign regulatory body) and, if adopted, no assurance can be given that the implementation of such standards will not have a material adverse effect on the Company or its prospects.

    Adverse publicity relating to mountain bike suspension or mountain biking generally, or publicity associated with actions by the CPSC or others expressing concerns about the safety or function of the Company's products, other suspension products or mountain bikes (whether or not such publicity is associated with a claim against the Company or results in any action by the Company or the CPSC), could have an adverse effect on the Company's reputation, brand image or markets, any of which could have a material adverse effect on the Company or its prospects.

PRODUCT RECALL; WARRANTY COSTS

    Bicycles and bicycle components, including suspension products, are frequent subjects of product recalls, corrective actions and manufacturers' bulletins. Since its founding in 1989, the Company has conducted three voluntary corrective actions, none of which has been financially material to the Company.
Nevertheless, the number of suspension products sold by the Company has dramatically increased since its founding, new product introductions are occurring frequently, and the Company's products may have not been used by riders for a period of time sufficient to determine all of the effects of prolonged use and the environment on such products. As a result, there can be no assurance that there will not be recalls, corrective actions or other activity voluntarily or involuntarily undertaken by the Company or involving the CPSC or other regulatory bodies on a more frequent basis or at a higher cost than in the past, any of which could have a material adverse effect on the Company or its prospects. See "Business--Product Recall."

    All of the Company's suspension products are covered by a one-year limited warranty. The Company maintains an accrued liability on its balance sheet representing management's estimate of future warranty costs of repair, replacement or customer accommodation for products sold through the date thereof. There can be no assurance that such accrued liability may not change in the future or that future warranty costs for sales made through such date will not be greater than the amounts accrued by the Company on its consolidated financial statements, either of which could have a material adverse effect on the Company or its prospects. See "Business -- Product Recall" and Notes 2 and 5 of Notes to Consolidated Financial Statements.

DEPENDENCE ON KEY PERSONNEL

    The Company is dependent upon the management and leadership skills of the members of its senior management team and other key personnel, including certain members of its product development team. The loss of any such personnel or the inability to attract, retain and motivate key personnel could have a material adverse effect on the Company or its prospects. See "Business--Research and Product Development" and "Management--Directors, Executive Officers and Key Employees."

CONCENTRATION OF OWNERSHIP

    Immediately after the Offering, Stephen Simons and Paul Turner, each of whom is a director and executive officer of the Company, will each beneficially own approximately 16.2% of the outstanding shares of the Common Stock (assuming that the Underwriters' over-allotment option is not exercised). In addition, immediately after the Offering, persons and entities affiliated with The Jordan Company will beneficially own an aggregate of approximately 31.8% of the outstanding shares of the Common Stock (assuming that the Underwriters' over-allotment option is not exercised). Each of John W. Jordan II and Adam E. Max is an affiliate of The Jordan Company and a director of the Company. As a result, Messrs. Simons and Turner and such persons and entities associated with The Jordan Company may have the ability to strongly influence, and, if voting together, will control, the election of directors and the results of other matters submitted to a vote of stockholders. Such concentration of ownership, together with the anti-takeover effects of certain provisions in the Delaware General Corporation Law (the "DGCL"), may have the effect of delaying or preventing a change in control of the Company. See "Management," "Principal and Selling Stockholders" and "Description of Capital Stock."

NO PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price of the Common Stock offered hereby will be determined by negotiations among the Company, the Selling Stockholders and the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. The market price for shares of the Common Stock may be volatile and may fluctuate based upon a number of factors, including, without limitation, business performance, timing of revenues, news announcements or changes in general trading market conditions. See "Underwriting" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Financial Data; Seasonality."

FUTURE SALES OF COMMON STOCK; SHARES ELIGIBLE FOR FUTURE SALE

    Upon the consummation of the Offering, the Company will have outstanding 13,620,000 shares of Common Stock, assuming no stock options are exercised. Of these shares, all of the 4,800,000 shares sold in the Offering will be freely transferable by persons other than "affiliates" (as hereinafter defined) of the Company, without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Future sales of substantial amounts of Common Stock (including shares issued upon the exercise of options that may be granted pursuant to any employee stock option or other equity plan of the Company), or the perception that such sales could occur, could have an adverse effect on the market price of the Common Stock. If such sales or any other factor should reduce the market price of Common Stock, the Company's ability to raise additional capital in the equity markets could be adversely affected. The Company and all of the Selling Stockholders and executive officers of the Company have agreed, subject to certain exceptions, not to sell, offer to sell, grant any option (other than pursuant to the Stock Plan) for the sale of, or otherwise dispose of, any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock (except for shares offered in the Offering) for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

DILUTION

    The initial public offering price is expected to be substantially higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate and substantial dilution of $12.77 per share. See "Dilution."

ABSENCE OF DIVIDENDS

    The Company does not expect to pay any cash dividends on shares of the Common Stock in the foreseeable future. See "Dividend Policy."

                      THE RECAPITALIZATION AND THE MERGER

    On March 24, 1995, Stephen Simons, Debra Simons and Paul Turner transferred all of the outstanding shares of capital stock of the Company's predecessor ("Old RockShox") to RSx Holdings, Inc., a newly formed Delaware corporation ("Holdings"), and RSx Acquisition, Inc., a newly formed Delaware corporation ("Acquisition"). In exchange therefor, Mr. and Mrs. Simons and Mr. Turner received 50% of the common stock, par value $.01 per share, of Holdings ("Holdings Common Stock"), $6 million aggregate principal amount of 13.5% junior subordinated notes of Holdings (the "Junior Notes"), 4,000 shares of Series B Preferred Stock, par value $1.00 per share, of Holdings (the "Series B Preferred Stock") and approximately $39 million in cash. Holdings then acquired all of the capital stock of Acquisition and contributed to Acquisition all of Holdings' shares of capital stock of Old RockShox, whereupon Old RockShox became a wholly owned subsidiary of Acquisition. Old RockShox was then merged into Acquisition and Acquisition changed its name to ROCKSHOX, INC. The transactions described in this paragraph are collectively referred to as the "Recapitalization."


    As part of the Recapitalization, (i) the remaining 50% of Holdings Common Stock, (ii) 3,000 shares of Series A Preferred Stock, par value $1.00 per share, of Holdings (the "Series A Preferred Stock" and, together with the Series B Preferred Stock, the "Holdings Preferred Stock") and (iii) $11 million aggregate principal amount of 13.5% senior subordinated notes of Holdings (the "Senior Notes") were purchased for an aggregate of approximately $14.5 million by (a) MCIT PLC, an investment company organized under the laws of England and Wales ("MCIT"), in which affiliates of The Jordan Company have an ownership interest and which is advised by Jordan/Zalaznick Advisors, Inc. ("JZAI"), an entity controlled by affiliates of The Jordan Company, and (b) certain persons and entities affiliated with The Jordan Company .


    In order to finance the Recapitalization, Acquisition entered into a credit agreement (the "Existing Credit Facilities") pursuant to which Acquisition borrowed $30 million under a term loan, and was permitted to borrow up to $6 million under a bank line of credit.

    See "Certain Transactions--The Recapitalization."

    Immediately prior to the closing of the Offering, Holdings will be merged with and into the Company, with the Company as the surviving corporation (the "Merger"), and each share of Holdings Common Stock will be converted into 88.2 shares of Common Stock of the Company. Unless the context otherwise requires, all information set forth in this Prospectus has been adjusted to reflect the consummation of the Merger.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 4,800,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $60.5 million based on an assumed initial public offering price of $14.00 per share, after deducting the underwriting discount and estimated expenses of the Offering.

    The Company intends to use such net proceeds from the Offering (i) to repay borrowings plus accrued interest, if any, outstanding under the Existing Credit Facilities ($26.75 million principal amount at June 30, 1996); (ii) to repay the $11 million principal amount of the Senior Notes plus accrued interest, if any;
(iii) to repay the $6 million principal amount of the Junior Notes plus accrued interest, if any; (iv) to redeem all of the outstanding shares of Holdings Preferred Stock (which had an aggregate redemption value of $7.4 million at June 30, 1996); (v) to make payments totalling approximately $7.3 million to terminate the bonus arrangement provided for pursuant to the employment agreements between Holdings and each of Messrs. Simons and Turner (the "Bonus Plan"); and (vi) for working capital purposes. See "The Recapitalization and the Merger," "Management--Employment Agreements" and "Certain Transactions--The Recapitalization."

    The Bonus Plan and the Existing Credit Facilities were entered into, and the Senior Notes, the Junior Notes and the shares of Holdings Preferred Stock were issued, in connection with the Recapitalization. The borrowings under the Existing Credit Facilities mature on March 31, 2001 and bear interest at various spreads over the applicable LIBOR rate or the bank's reference rate, generally at the Company's option. At June 30, 1996, loans outstanding under the Existing Credit Facilities bore interest at a blended rate of 8.625%. The Senior Notes and the Junior Notes each bear interest at 13.5% per annum and mature on April 30, 2005 and May 31, 2006, respectively. The debt outstanding under each of the Existing Credit Facilities, the Senior Notes and the Junior Notes is prepayable without interest or premium. The holders of the Series A Preferred Stock are entitled to receive, at the option of the Board of Directors of Holdings, annual dividends at the rate of either (i) .05 shares of the Series A Preferred Stock per share or (ii) $50 per share. The holders of the Series B Preferred Stock are entitled to receive annual dividends at the rate of $50 per share. Each share of the Holdings Preferred Stock is redeemable at the option of the Company at any time and is mandatorily redeemable by the Company on July 31, 2006, in each case for $1,000 plus all accrued and unpaid dividends thereon.

    The Company intends to replace the Existing Credit Facilities with a new revolving credit facility (the "New Credit Facility") after the consummation of this Offering. Although the Company has contacted several institutions regarding the New Credit Facility, the Company has not entered into any letter of intent or other agreement relating to such facility.

    If the Underwriters exercise their over-allotment option, the Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

    The Company expects that all earnings will be retained for the foreseeable future for use in the operations of the business; the Board of Directors of Holdings has not declared a cash dividend on the Holdings Common Stock subsequent to the Recapitalization, and the Company does not expect to pay cash dividends on the Common Stock in the foreseeable future. Any future decision with respect to dividends will depend on earnings, capital needs, restrictions imposed by lenders or other security holders of the Company and the Company's operating and financial condition, among other factors. In addition, the Company is currently prohibited by the terms of the Existing Credit Facilities from paying cash dividends on the Common Stock, and may in the future enter into loan or other agreements (including, without limitation, the New Credit Facility) or issue debt securities or preferred stock that restrict the payment of cash dividends on the Common Stock.

                                 CAPITALIZATION

    The following table sets forth the capitalization and current portion of long-term debt of the Company at June 30, 1996, as adjusted to reflect the sale of 4,800,000 shares of Common Stock by the Company in the Offering (at an assumed initial public offering price of $14.00 per share) and the application of the estimated net proceeds therefrom to redeem all of the outstanding shares of Holdings Preferred Stock; repay the Existing Credit Facilities, the Senior Notes and the Junior Notes, including write-offs of approximately $2.4 million relating to unamortized debt issuance costs; and terminate the Bonus Plan, resulting in expenses of approximately $6.7 million. See "Use of Proceeds." The information below should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and the Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations and the related notes thereto, which are included elsewhere in this Prospectus. See also "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock."

                                                                                             JUNE 30, 1996(1)
                                                                                         -------------------------
                                                                                                      PRO FORMA
                                                                                          ACTUAL    AS ADJUSTED(3)
                                                                                         ---------  --------------
                                                                                           (IN THOUSANDS, EXCEPT
                                                                                                SHARE DATA)
Current portion of long-term debt......................................................  $   3,375    $   --
                                                                                         ---------       -------
                                                                                         ---------       -------
Long-term debt, excluding current portion:
  Existing Credit Facilities...........................................................  $  23,375    $   --
  Senior Notes.........................................................................     11,000        --
  Junior Notes.........................................................................      6,000        --
                                                                                         ---------       -------
    Total long-term debt...............................................................     40,375        --
                                                                                         ---------       -------
Mandatorily redeemable preferred stock:
  Series A Preferred Stock.............................................................      3,192        --
  Series B Preferred Stock.............................................................      4,257        --
                                                                                         ---------       -------
    Total mandatorily redeemable preferred stock.......................................      7,449        --
                                                                                         ---------       -------
Stockholders' equity (deficit):
  Common Stock, par value $.01 per share, 9,799,020 shares authorized; 50,000,000 shares authorized, pro forma as adjusted; 8,820,000 shares outstanding; 13,620,000
   shares outstanding, pro forma as adjusted (2).......................................         88           136
  Additional paid-in capital...........................................................        412        60,860
  Distribution in excess of net book value.............................................    (45,422)      (45,422)
  Retained earnings....................................................................      6,564         1,156
                                                                                         ---------       -------
    Total stockholders' equity (deficit)...............................................    (38,358)       16,730
                                                                                         ---------       -------
      Total capitalization.............................................................  $   9,466    $   16,730
                                                                                         ---------       -------
                                                                                         ---------       -------

- ------------------------
(1) Gives effect to the Merger, which will occur immediately prior to the closing of the Offering.


(2) Does not include approximately 821,320 shares of Common Stock issuable upon exercise of options currently outstanding under the Stock Plan. See "Management--1996 Stock Plan."


(3) Pro forma as adjusted to give effect to the Offering and the application of the net proceeds therefrom as if the Offering had occurred on June 30, 1996, including write-offs of approximately $2.4 million relating to unamortized debt issuance costs, expenses of approximately $6.7 million relating to the termination of the Bonus Plan, payments of approximately $7.4 million to redeem all of the outstanding shares of Holdings Preferred Stock and $26.75 million, $11.0 million and $6.0 million to repay the Existing Credit Facilities, the Senior Notes and the Junior Notes, respectively, and the tax effect of the foregoing. See "Use of Proceeds" and Note 1 of Notes to Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations.

                                    DILUTION

    The negative net tangible book value of the Company at June 30, 1996 was approximately $(40.7) million, or $(4.62) per share of Common Stock. Negative net tangible book value per share represented the Company's total tangible assets less its total liabilities and Holdings Preferred Stock, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 4,800,000 shares of Common Stock in the Offering and the application of the net proceeds therefrom, the pro forma net tangible book value of the Company at June 30, 1996 would have been approximately $16.7 million, or $1.23 per share. See "Use of Proceeds." This represents an immediate net tangible book value dilution of $12.77 per share to investors purchasing shares in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share (1)...............             $   14.00
  Negative net tangible book value at June 30, 1996...............  $   (4.62)
  Increase attributable to new investors in the Offering..........       5.85
                                                                    ---------
Pro forma net tangible book value per share after the Offering
 (2)..............................................................                  1.23
                                                                               ---------
Dilution per share to new investors...............................             $   12.77
                                                                               ---------
                                                                               ---------

    The following table summarizes on a pro forma basis as of June 30, 1996 the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders of the Company (the "Existing Stockholders") and the investors purchasing shares in the Offering.

                                                     SHARES PURCHASED        TOTAL CONSIDERATION
                                                  -----------------------  ------------------------  AVERAGE PRICE
                                                     NUMBER      PERCENT      AMOUNT       PERCENT     PER SHARE
                                                  ------------  ---------  -------------  ---------  -------------
Existing Stockholders (3).......................     8,820,000      64.8%  $     500,000       0.7%    $    0.06
New investors...................................     4,800,000      35.2%  $  67,200,000      99.3%    $   14.00
                                                  ------------  ---------  -------------  ---------
  Total.........................................    13,620,000     100.0%     67,700,000     100.0%
                                                  ------------  ---------  -------------  ---------
                                                  ------------  ---------  -------------  ---------

- ------------------------
(1) Before deducting estimated underwriting discount and estimated expenses of the Offering payable by the Company.


(2) Excludes approximately 821,320 shares of Common Stock issuable upon exercise of options to be outstanding upon consummation of the Offering pursuant to the Stock Plan. See "Management--1996 Stock Plan." To the extent that options are exercised, there will be further dilution to new investors.


(3) If the Underwriters' over-allotment option is exercised in full, the number of shares held by the Existing Stockholders will be reduced to 8,100,000 shares, or 59.5% of the number of shares to be outstanding after the Offering.

                            SELECTED FINANCIAL DATA

    The statement of operations data for the fiscal years ended December 31, 1993 and 1994 and March 31, 1996 and the three months ended March 31, 1995 and the balance sheet data at December 31, 1994 and March 31, 1995 and 1996 are derived from the Consolidated Financial Statements contained elsewhere herein, which have been audited by Coopers & Lybrand L.L.P., independent accountants. See "Experts." The statement of operations data for the years ended December 31, 1991 and 1992, and the balance sheet data at December 31, 1991, 1992 and 1993, are derived from the Company's consolidated financial statements, which are not contained herein and, with the exception of the balance sheet at December 31, 1993, are unaudited. The balance sheet data at June 30, 1996 and the statement of operations data for the three month periods ended June 30, 1995 and 1996 are derived from the unaudited financial statements of the Company and, in the opinion of management, include all of the adjustments, consisting of only normal recurring accruals, necessary for the fair presentation of the financial data for the periods indicated. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year. The selected pro forma statement of operations and balance sheet data set forth below are for informational purposes only and may not necessarily be indicative of the results of operations of the Company in the future. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto, the Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus.

                                                                                                                     THREE
                                                                                                                    MONTHS
                                                                               THREE            YEAR ENDED           ENDED
                                                                              MONTHS        MARCH 31, 1996 (1)     JUNE 30,
                                         YEAR ENDED DECEMBER 31,               ENDED     ------------------------  ---------
                                ------------------------------------------   MARCH 31,                    PRO
                                  1991       1992       1993       1994       1995(1)      ACTUAL      FORMA(2)      1995
                                ---------  ---------  ---------  ---------  -----------  -----------  -----------  ---------
STATEMENT OF OPERATIONS DATA
 (IN THOUSANDS, EXCEPT PER
 SHARE DATA):
  Net sales...................  $   6,050  $  16,442  $  30,941  $  37,900   $  14,279    $  83,509    $  83,509   $  18,784
  Cost of sales...............      4,017     10,565     20,113     24,477       9,590       54,110       54,110      12,285
                                ---------  ---------  ---------  ---------  -----------  -----------  -----------  ---------
  Gross profit................      2,033      5,877     10,828     13,423       4,689       29,399       29,399       6,499
                                ---------  ---------  ---------  ---------  -----------  -----------  -----------  ---------
  Selling, general and
   administrative expense.....      1,788      4,703      5,098      4,210       5,404       11,220       10,408       2,634
  Research, development and
   engineering expense........        135        838      1,536      2,073       2,223        3,401        2,463         777
                                ---------  ---------  ---------  ---------  -----------  -----------  -----------  ---------
  Income (loss) from
   operations.................        110        336      4,194      7,140      (2,938)      14,778       16,528       3,088
  Interest and other (income)
   expense, net...............         21         67         16          6          51        5,650         (136)      1,484
                                ---------  ---------  ---------  ---------  -----------  -----------  -----------  ---------
  Income (loss) before income
   taxes......................         89        269      4,178      7,134      (2,989)       9,128       16,664       1,604
  Provision for (benefit from)
   income taxes...............          9        104      1,521      2,420        (653)       3,464        6,478         610
                                ---------  ---------  ---------  ---------  -----------  -----------  -----------  ---------
  Net income (loss)...........  $      80  $     165  $   2,657  $   4,714   $  (2,336)   $   5,664    $  10,186   $     994
                                ---------  ---------  ---------  ---------  -----------  -----------  -----------  ---------
                                ---------  ---------  ---------  ---------  -----------  -----------  -----------  ---------
  Net income (loss) per share
   (3)........................  $    0.01  $    0.02  $    0.29  $    0.51   $   (0.25)   $    0.57    $    0.73   $    0.10
                                ---------  ---------  ---------  ---------  -----------  -----------  -----------  ---------
                                ---------  ---------  ---------  ---------  -----------  -----------  -----------  ---------
  Shares used in per share
   calculations (3)...........      9,240      9,240      9,240      9,240       9,240        9,240       13,899(4)     9,240
                                ---------  ---------  ---------  ---------  -----------  -----------  -----------  ---------
                                ---------  ---------  ---------  ---------  -----------  -----------  -----------  ---------


                                             AT DECEMBER 31,                      AT MARCH 31,
                                ------------------------------------------  ------------------------
                                  1991       1992       1993       1994       1995(1)      1996(1)
                                ---------  ---------  ---------  ---------  -----------  -----------
BALANCE SHEET DATA
 (IN THOUSANDS):
  Working capital
   (deficiency)...............  $     (29) $     906  $   2,226  $   5,995   $   1,939    $   2,327
  Total assets................      2,123      4,081      7,660     13,493      17,679       26,932
  Total debt..................        512      1,146      1,345        998      48,500       44,500
  Mandatorily redeemable
   preferred stock............     --         --         --         --           7,000        7,357
  Stockholders' equity
   (deficit)..................         27        167      2,774      7,188     (44,922)     (39,615)


                                  1996         1996
                                 ACTUAL    PRO FORMA(2)
                                ---------  -------------
STATEMENT OF OPERATIONS DATA
 (IN THOUSANDS, EXCEPT PER
 SHARE DATA):
  Net sales...................  $  21,378    $  21,378
  Cost of sales...............     13,733       13,733
                                ---------  -------------
  Gross profit................      7,645        7,645
                                ---------  -------------
  Selling, general and
   administrative expense.....      2,916        2,604
  Research, development and
   engineering expense........      1,243          899
                                ---------  -------------
  Income (loss) from
   operations.................      3,486        4,142
  Interest and other (income)
   expense, net...............      1,292          (49)
                                ---------  -------------
  Income (loss) before income
   taxes......................      2,194        4,191
  Provision for (benefit from)
   income taxes...............        845        1,644
                                ---------  -------------
  Net income (loss)...........  $   1,349    $   2,547
                                ---------  -------------
                                ---------  -------------
  Net income (loss) per share
   (3)........................  $    0.14    $    0.18
                                ---------  -------------
                                ---------  -------------
  Shares used in per share
   calculations (3)...........      9,240       13,899(4)
                                ---------  -------------
                                ---------  -------------
                                    AT JUNE 30, 1996
                                ------------------------
                                             PRO FORMA
                                                AS
                                 ACTUAL     ADJUSTED(5)
                                ---------  -------------
BALANCE SHEET DATA
 (IN THOUSANDS):
  Working capital
   (deficiency)...............  $   1,797    $  11,414
  Total assets................     28,665       31,898
  Total debt..................     43,750       --
  Mandatorily redeemable
   preferred stock............      7,449       --
  Stockholders' equity
   (deficit)..................    (38,358)      16,730


                                               (FOOTNOTES ON THE FOLLOWING PAGE)

- ------------------------
(CONTINUED FROM PRIOR PAGE)

(1) In 1995, the Company changed its  fiscal year end from December 31 to  March
    31.

(2) The pro forma statement of operations data for the fiscal year ended March 31, 1996 and the quarter ended June 30, 1996 give effect to the Offering and the application of the net proceeds therefrom as if the Offering had occurred at the beginning of the respective periods, and reflect the reduction of operating expenses of $1.8 million and $0.7 million, respectively, related to the termination of the Bonus Plan, the reduction of interest expense of $5.8 million and $1.3 million, respectively, and the tax effect of the foregoing (but exclude the effect of write-offs of approximately $2.4 million relating to unamortized debt issuance costs, expenses of approximately $6.7 million relating to the termination of the Bonus Plan and the tax effect of the foregoing). See "Use of Proceeds" and
    Note 2 of Notes to Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations.

(3) For an explanation of the determination of the number of shares used in per share calculations and net income (loss) per share, see Note 2 of Notes to Consolidated Financial Statements. For the fiscal year ended March 31, 1996 and the quarters ended June 30, 1995 and 1996, net income has been reduced by accretion for dividends on the Holdings Preferred Stock of $357,000, $94,000 and $92,000, respectively.

(4) Pro forma computation of net income per share includes 4,658,571 shares of Common Stock to be issued pursuant to the Offering, net of expenses, the proceeds from the sale of which the Company intends to use as follows: (a) $26.75 million to repay borrowings outstanding under the Existing Credit Facilities, (b) $17.0 million to repay the Senior Notes and the Junior Notes, (c) $7.4 million to redeem all of the outstanding shares of Holdings Preferred Stock and (d) $7.3 million to make payments to terminate the Bonus Plan. Shares to be issued for working capital purposes have been excluded from the pro forma computation of net income per share. See "Use of Proceeds" and Note 2 to Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations.

(5) Pro forma as adjusted to give effect to the Offering and the application of the net proceeds therefrom as if the Offering had occurred on June 30, 1996, including write-offs of approximately $2.4 million relating to unamortized debt issuance costs, expenses of approximately $6.7 million relating to the termination of the Bonus Plan, payments of approximately $7.4 million to redeem all of the outstanding shares of Holdings Preferred Stock and $26.75 million, $11.0 million and $6.0 million to repay the Existing Credit Facilities, the Senior Notes and the Junior Notes, respectively, and the tax effect of the foregoing. See "Use of Proceeds," "Capitalization" and Note 1 of Notes to Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the Consolidated Financial Statements and the related notes thereto, which are included elsewhere in this Prospectus.

GENERAL


    RockShox is the worldwide leader in the design, manufacture and marketing of high performance bicycle suspension products. The Company's sales have grown rapidly, from approximately $6 million in fiscal 1991 to approximately $83.5 million in fiscal 1996, a compound annual growth rate of approximately 85.5%. Net sales in the first five months of fiscal 1997 were $38.2 million compared to $30.7 million in the first five months of fiscal 1996. The Company believes that its growth has been the result of increasing market acceptance of bicycle suspension worldwide and, more specifically, growing demand for ROCKSHOX suspension products.


    Substantially all of the Company's historical revenues have been attributable to sales of mountain bike front suspension forks. The Company's two principal channels of distribution are: (i) sales to OEMs and (ii) sales to distributors and IBDs (the "retail accessory market"). A large portion of the Company's sales are to a small group of OEM customers. See "Risk Factors--Sales Concentration; Dependence on OEMs."

    The Company has substantial international sales, a significant portion of which include products shipped to Asian manufacturing subcontractors for certain U.S.-based OEMs. The Company believes that a substantial portion of these products are ultimately shipped back to the U.S. and sold domestically by OEMs. The Company recognizes revenue upon shipment of the product and, to date, product returns have not been material.

    The Company's gross margins have remained relatively consistent over the past several years. While gross margins are generally higher on retail accessory market sales compared to OEM sales, OEM sales generate much higher unit volume, which allows the Company an opportunity to capitalize on manufacturing efficiencies. Research, development and engineering costs are expensed as incurred.

    The Company moved its principal operations from North Carolina to California in August 1992. In September 1994, the Company consolidated its operations in its present facilities located in San Jose, California. In 1995, the Company changed its fiscal year end from December 31 to March 31, which more closely corresponds to the Company's product model year and business cycle.


    In March 1995, the Company consummated the Recapitalization, which resulted in Stephen Simons, Paul Turner and certain members of their respective families owning 50% of Holdings Common Stock and MCIT and certain persons and entities affiliated with The Jordan Company owning the other 50% of Holdings Common
Stock. In order to finance the Recapitalization, the Company incurred approximately $48.5 million of debt. In connection with the Recapitalization, the Company incurred the following expenses during the quarter ended March 31, 1995: (i) initial payments under the Bonus Plan of an aggregate of $4.7 million, of which $2.8 million was included in selling, general and administrative expense and $1.9 million was included in research, development and engineering expense, and (ii) $400,000 of expenses related to the Recapitalization, which were included in selling, general and administrative expense. See "The Recapitalization and the Merger."

RESULTS OF OPERATIONS

    The following table sets forth operations data as a percentage of net sales for the periods indicated.

                                                      YEARS ENDED DECEMBER                      THREE MONTHS ENDED
                                                              31,                                    JUNE 30,
                                                     ----------------------    YEAR ENDED     ----------------------
                                                        1993        1994     MARCH 31, 1996      1995        1996
                                                     ----------  ----------  ---------------  ----------  ----------
Net sales..........................................     100.0%      100.0%        100.0%         100.0%      100.0%
Cost of sales......................................      65.0        64.6          64.8           65.4        64.2
Gross margin.......................................      35.0        35.4          35.2           34.6        35.8
Selling, general and administrative expenses.......      16.5        11.1          13.4           14.0        13.6
Research, development and engineering expenses.....       4.9         5.5           4.1            4.1         5.8
Operating income (loss)............................      13.6        18.8          17.7           16.4        16.3

    THREE MONTHS ENDED JUNE 30, 1996 (FIRST QUARTER FISCAL 1997) COMPARED TO THREE MONTHS ENDED JUNE 30, 1995 (FIRST QUARTER FISCAL 1996)


    NET SALES. Net sales increased by approximately 13.8% to $21.4 million in the first quarter of fiscal 1997 compared to $18.8 million in the first quarter of fiscal 1996. The increase in net sales was primarily due to the introduction of the INDY product line as well as increased revenues from the QUADRA product line, which experienced higher unit volume partially offset by a lower average sales price. Sales to OEMs increased by approximately 39.3% to $13.3 million (or approximately 62.3% of net sales) in the first quarter of fiscal 1997 from $9.6 million (or approximately 50.9% of net sales) in the first quarter of fiscal 1996. Net sales to the retail accessory market decreased by approximately 12.6% to $8.1 million (or approximately 37.7% of net sales) in the first quarter of fiscal 1997 from $9.2 million (or approximately 49.1% of net sales) in the first quarter of fiscal 1996 principally due to the timing of shipment of products to the retail accessory market.


    International sales, a significant portion of which included products shipped to Asian manufacturing subcontractors for certain U.S.-based OEMs, accounted for approximately 48.4% and 41.7% of net sales in the first quarters of fiscal 1997 and fiscal 1996, respectively.

    GROSS MARGIN. Gross margin (gross profit as a percentage of net sales) increased to approximately 35.8% for the first quarter of fiscal 1997 compared to approximately 34.6% for the first quarter of fiscal 1996 principally due to increased production activity.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expenses in the first quarter of fiscal 1997 increased by approximately 10.7% to $2.9 million compared to the first three months of fiscal 1996, but decreased as a percentage of net sales from approximately 14.0% to 13.6%. This decrease was primarily the result of certain fixed expenses being allocated over an increased sales base offset by an increase in the amounts accrued under the Bonus Plan to $375,000 in the first quarter of fiscal 1997 from $265,000 in the first quarter of fiscal 1996. As discussed in "Use of Proceeds," the Bonus Plan will be terminated upon completion of the Offering. In the quarter that the Company's Registration Statement on Form S-1, of which this Prospectus is a part (the "Registration Statement"), becomes effective, the Company will incur a one-time pre-tax charge of approximately $6.7 million in connection with the termination of the Bonus Plan.


    RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSE. Research, development and engineering expense increased by approximately 59.9% to $1.2 million (or approximately 5.8% of net sales) in the first quarter of fiscal 1997 compared to $800,000 (or approximately 4.1% of net sales) in the first quarter of fiscal 1996 principally due to increases in product development expenses and headcount. The amounts accrued under the Bonus Plan increased in the first quarter of fiscal 1997 to $375,000 from $265,000 in the first quarter of fiscal 1996.

    INTEREST EXPENSE. The Company incurred interest expense (which included amortization of capitalized financing costs) of $1.3 million in the first quarter of fiscal 1997 compared to $1.5 million in the first quarter of fiscal 1996. The decrease was primarily due to lower interest rates and a reduction of outstanding debt

(which was issued in connection with the Recapitalization) in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996. In the quarter that the Registration Statement becomes effective, the Company will incur a one-time pre-tax charge, reflected as an extraordinary item, as a result of the write-off of capitalized financing costs, of approximately $2.4 million in connection with the planned repayment of such debt.


    PROVISION FOR INCOME TAXES. The Company's effective tax rate increased to 38.5% in the first quarter of fiscal 1997 from 37.9% in the first quarter of fiscal 1996 primarily due to a higher federal tax rate.

    FISCAL YEAR ENDED MARCH 31, 1996 (FISCAL 1996) COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1994 (FISCAL 1994)

    NET SALES. Net sales increased by approximately 120.3% to $83.5 million in fiscal 1996 compared to $37.9 million in fiscal 1994. (Net sales increased by approximately 97.7% to $83.5 million in fiscal 1996 compared to $42.2 million for the twelve months ended March 31, 1995.) The increase in net sales was primarily due to higher unit volume in fiscal 1996 of both the Company's JUDY product, for which significant shipments began in late fiscal 1994, and QUADRA product line, which experienced increased demand during fiscal 1996. Sales to OEMs increased by approximately 133.2% to $57.1 million (or approximately 68.4% of net sales) in fiscal 1996 from $24.5 million (or approximately 64.6% of net sales) in fiscal 1994. Net sales to the retail accessory market increased by approximately 96.8% to $26.4 million (or approximately 31.6% of net sales) in fiscal 1996 from $13.4 million (or approximately 35.4% of net sales) in fiscal 1994. The Company does not expect to achieve such high rates of growth in the future. See "Risk Factors--Susceptibility to Changing Economic and Market Conditions," "--Dependence on Mountain Bike Front Suspension Product Lines" and "--Risks Associated with Rapid Growth."

    International sales, a significant portion of which included products shipped to Asian manufacturing subcontractors for certain U.S.-based OEMs, accounted for approximately 48.6% and 49.4% of net sales in fiscal 1996 and fiscal 1994, respectively.

    GROSS MARGIN. Gross margin remained relatively constant at approximately 35.2% in fiscal 1996 compared to approximately 35.4% in fiscal 1994. Increases in facility expenses and provisions for warranty costs and inventory reserves in fiscal 1996 were largely offset by a greater absorption of fixed manufacturing costs due to the higher sales volumes in fiscal 1996 compared to fiscal 1994.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense increased by approximately 166.5% to $11.2 million (or approximately 13.4% of net sales) in fiscal 1996 from $4.2 million (or approximately 11.1% of net sales) in fiscal 1994 principally due to increased sales and marketing expenses, which related in part to an increase in headcount, provisions for uncollectible accounts receivable, an officer bonus of $1.1 million under the Bonus Plan in fiscal 1996 compared to discretionary bonuses paid to certain officers of approximately $800,000 in fiscal 1994 and certain severance provisions incurred in fiscal 1996.


    As discussed in Note 6 of Notes to Consolidated Financial Statements, the Company incurred officer bonuses of $2.2 million in fiscal 1996 under the Bonus Plan entered into following the Recapitalization (of which $1.1 million was included in selling, general and administrative expense as discussed in the preceding paragraph and $1.1 million was included in research, development and engineering expense as discussed below). As discussed in "Use of Proceeds," the Bonus Plan will be terminated upon completion of the Offering. In the quarter that the Registration Statement becomes effective, the Company will incur a one-time pre-tax charge of approximately $6.7 million in connection with the termination of the Bonus Plan.


    RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSE. Research, development and engineering expense increased by approximately 64% to $3.4 million (or approximately 4.1% of net sales) in fiscal 1996 compared to $2.1 million (or approximately 5.5% of net sales) in fiscal 1994. Research, development and engineering expense included an officer bonus in fiscal 1996 of $1.1 million under the Bonus Plan, as discussed above, and a discretionary bonus in fiscal 1994 of approximately $800,000, which was paid to an officer of the Company. Excluding these bonuses, research, development and engineering expense was approximately 2.8% and 3.4% of net sales in fiscal 1996 and fiscal 1994, respectively.

    INTEREST EXPENSE. The Company incurred interest expense (which included amortization of capitalized financing costs) of $5.8 million in fiscal 1996 compared to $21,000 in fiscal 1994. The increase was due to debt issued in connection with the Recapitalization that occurred in March 1995. In the quarter that the Registration Statement becomes effective, the Company will incur a one-time pre-tax charge, reflected as an extraordinary item, as a result of the write-off of capitalized financing costs, of approximately $2.4 million in connection with the planned repayment of such debt.


    PROVISION FOR INCOME TAXES. The Company's effective tax rate increased to 37.9% in fiscal 1996 from 33.9% in fiscal 1994 primarily due to a decrease in research and development tax credits and higher state income taxes in fiscal 1996 compared to fiscal 1994.

    FISCAL YEAR ENDED DECEMBER 31, 1994 (FISCAL 1994) COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1993 (FISCAL 1993)

    NET SALES. Net sales increased by approximately 22.5% to $37.9 million in fiscal 1994 compared to $30.9 million in fiscal 1993 primarily due to the introduction of the Company's JUDY product in late fiscal 1994 and continued growth in the Company's QUADRA product line. Sales to OEMs increased by approximately 25.7% to $24.5 million (or approximately 64.6% of net sales) in fiscal 1994 from $19.5 million (or approximately 62.9% of net sales) in fiscal 1993. Net sales to the retail accessory market increased by approximately 17.1% to $13.4 million (or approximately 35.4% of net sales) in fiscal 1994 from $11.5 million (or approximately 37.1% of net sales) in fiscal 1993.

    International sales accounted for approximately 49.4% and 44.5% of net sales in fiscal 1994 and fiscal 1993, respectively. This increase resulted principally from an increase in net sales of products shipped to Asian manufacturing subcontractors for certain U.S.-based OEMs.

    GROSS MARGIN. Gross margin remained relatively constant at approximately 35.4% in fiscal 1994 compared to approximately 35.0% in fiscal 1993. Improvement in fiscal 1994 gross margin was due to increased sales volume, allowing for greater manufacturing efficiencies, which was partially offset by increased customer service and materials costs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense decreased by approximately 17.4% to $4.2 million (or approximately 11.1% of net sales) in fiscal 1994 from $5.1 million (or approximately 16.5% of net sales) in fiscal 1993. This decrease was principally due to discretionary bonuses paid to certain officers of approximately $800,000 during fiscal 1994 compared to discretionary bonuses paid to certain officers of approximately $1.8 million during fiscal 1993, partially offset by an increase in other marketing expenses in fiscal 1994.

    RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSE. Research, development and engineering expense increased by approximately 35.0% to $2.1 million (or approximately 5.5% of net sales) in fiscal 1994 compared to $1.5 million (or approximately 4.9% of net sales) in fiscal 1993 primarily due to an increase in headcount. Fiscal 1994 includes discretionary bonuses paid to an officer of the Company of approximately $800,000 compared to discretionary bonuses paid to certain officers in fiscal 1993 of approximately $900,000.

    INTEREST EXPENSE. Interest expense was $21,000 in fiscal 1994 compared to $36,000 in fiscal 1993, less than 1% of net sales in both periods.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate decreased to 33.9% in fiscal 1994 from 36.4% in fiscal 1993 principally due to lower state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

    During the past three fiscal years, the Company has satisfied its operating cash needs, other than expenses relating to the Recapitalization, principally through cash flow from operations. Net cash provided by operating activities was $8.5 million during fiscal 1996, which consisted of net income of $5.7 million, depreciation and amortization of $1.7 million, provisions for doubtful accounts and excess and obsolete inventory of $3.5 million and increases in accounts payable and accrued liabilities of $7.6 million offset partially by increases in deferred income taxes of $2.3 million, accounts receivable of $1.7 million and inventories of $6.1 million. Currently, the Company does not generally grant extended payment terms to its OEM or distributor customers, and requires its retail accessory market customers to pay by credit card or cash on delivery. The Company may change this policy in the future in response to competitive or other market conditions. See "Risk Factors -- Sales Concentration; Dependence on OEMs."

    Net cash provided by operating activities was $3.2 million in the first quarter of fiscal 1997, which consisted of net income of $1.3 million, depreciation and amortization of $600,000, a decrease in inventory of $700,000 and an increase in accounts payable of $3.6 million offset partially by decreases in accrued liabilities of $2.0 million and accrued income taxes of $500,000 and an increase in prepaid expenses of $400,000.

    Net cash used in investing activities was $4.0 million during fiscal 1996 and $1.4 million in the first quarter of fiscal 1997, which consisted of purchases of property, equipment and other assets. The Company expects that its capital expenditures will increase to approximately $5 million to $7 million in fiscal 1997.

    In March 1995, the Company effected the Recapitalization. See "The Recapitalization and the Merger." Net cash used by financing activities was $4.0 million during fiscal 1996, which consisted of a $2.5 million reduction in long-term debt, a $1.3 million payment to satisfy all revolving loans under the Existing Credit Facilities and a $250,000 repayment of a note held by a stockholder. At June 30, 1996, the Company had working capital of $1.8 million and had available a $6.0 million line of credit. The Company intends to replace the Existing Credit Facilities with the New Credit Facility after consummation of the Offering. Although the Company has contacted several institutions regarding the New Credit Facility, the Company has not entered into any letter of intent or other agreement relating to such facility. See "Use of Proceeds."

    The Existing Credit Facilities contain covenants, the most restrictive of which requires the maintenance of various financial ratios and, among other things, restricts additional borrowings and the sale of assets. In addition, the Existing Credit Facilities restrict the ability of the Company to pay cash dividends on its capital stock.

RECENT ACCOUNTING PRONOUNCEMENTS

    During March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"), which requires the Company to review for impairment of long-lived assets and, in certain situations, recognize an impairment loss. SFAS No. 121 will become effective for the Company's fiscal year ending March 31, 1997. The Company has studied the implications of SFAS No. 121 and, based on its initial evaluation, does not expect SFAS No. 121 to have a material impact on the Company's financial condition or results of operations.

    During October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which established a fair value-based method of accounting for stock-based compensation plans. The Company is currently following the requirements of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company plans to adopt SFAS No. 123 utilizing the disclosure alternative during fiscal 1997.

SELECTED QUARTERLY FINANCIAL DATA; SEASONALITY

    The following table presents selected quarterly financial information for the last nine fiscal quarters. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the results for such quarters. The operating results for any quarter are not necessarily indicative of the results for any entire year.

                                                                       QUARTER ENDED:
                            ----------------------------------------------------------------------------------------------------
                             JUNE 30,     SEPTEMBER 30,   DECEMBER 31,    MARCH 31,    JUNE 30,    SEPTEMBER 30,   DECEMBER 31,
                               1994           1994            1994          1995         1995           1995           1995
                            -----------  ---------------  -------------  -----------  -----------  --------------  -------------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.................   $   6,853      $   7,568       $  13,543     $  14,279    $  18,784     $   21,258      $  23,223
Gross margin..............       2,281          2,596           4,752         4,689        6,420          7,493          8,363
Operating income (loss)...         768            767           3,103        (2,938)       3,087          3,976          5,337
Net income (loss).........         500            513           2,053        (2,336)         990          1,587          2,445
                            -----------        ------     -------------  -----------  -----------       -------    -------------
                            -----------        ------     -------------  -----------  -----------       -------    -------------
Net income (loss) per
 share....................   $    0.05      $    0.06       $    0.22     $   (0.25)   $    0.10     $     0.16      $    0.26
                            -----------        ------     -------------  -----------  -----------       -------    -------------
                            -----------        ------     -------------  -----------  -----------       -------    -------------
Shares used in per share
 calculations.............       9,240          9,240           9,240         9,240        9,240          9,240          9,240


                             MARCH 31,    JUNE 30,
                               1996         1996
                            -----------  -----------

Net sales.................   $  20,244    $  21,378
Gross margin..............       7,123        7,645
Operating income (loss)...       2,378        3,486
Net income (loss).........         642        1,349
                            -----------  -----------
                            -----------  -----------
Net income (loss) per
 share....................   $    0.06    $    0.14
                            -----------  -----------
                            -----------  -----------
Shares used in per share
 calculations.............       9,240        9,240

    Because of the Company's rapid and substantial growth, historical quarterly operating results do not reflect management's expectations of future quarterly operating results. Management believes that future operating results will fluctuate on a quarterly basis due to a variety of factors, including seasonal cycles associated with the bicycle industry; the effects of weather conditions on consumer purchases; the timing of orders from OEMs, distributors and IBDs; the number and timing of new product introductions; and changes in the mix of products ordered and re-ordered by OEMs, distributors and IBDs. Management anticipates that the Company's sales will normally be lowest in its first and fourth fiscal quarters, which end on June 30 and March 31, respectively. See "Risk Factors--Quarterly Fluctuations in Operating Results; Difficulty in Forecasting OEM Orders."

                                    BUSINESS

    RockShox is the worldwide leader in the design, manufacture and marketing of high performance bicycle suspension products. In a 1995 BICYCLING MAGAZINE readers' survey, 45% of the respondents who owned a suspension fork owned a RockShox manufactured product--more than twice the share of the next leading manufacturer--and more than 65% of the respondents who planned to purchase a suspension fork within the next two years planned to purchase a ROCKSHOX suspension fork.

    The Company's sales have grown rapidly, from approximately $6 million in fiscal 1991 to approximately $83.5 million in fiscal 1996, a compound annual growth rate of approximately 85.5%. The Company believes that its growth has been the result of increasing market acceptance of bicycle suspension worldwide and, more specifically, growing demand for ROCKSHOX suspension products. The Company believes that significant opportunities for growth continue to exist worldwide. Although the number of mountain bikes sold with suspension has been rapidly increasing, suspension was included on only 17% of all mountain bike units sold domestically by IBDs in 1995. The Company believes that the market penetration of suspension-equipped mountain bikes is even lower internationally.

    RockShox currently markets ten front suspension forks and three rear shocks under its JUDY, INDY, QUADRA, MAG and DELUXE product lines. The Company's products have been repeatedly recognized by the bicycle industry for their innovative design and superior performance. As evidence of the advanced design and technical benefits of its products, ROCKSHOX suspension was used by more than half of the mountain bike racers competing in the 1996 Olympic Games in Atlanta.

    Approximately two-thirds of the Company's sales are to OEMs, including Trek, GT and Specialized, who incorporate ROCKSHOX branded components as part of new, fully-assembled mountain bikes sold worldwide. The Company's products are also sold as an accessory component to consumers through a network of over 10,000 IBDs worldwide.

OPERATING STRATEGIES

    The Company believes that it currently has the leading market share in front suspension forks and is a major participant in the developing market for rear shocks. The Company has established and continues to enhance its position as the worldwide leader in the design, manufacture and marketing of high performance bicycle suspension products through the following operating strategies:

    - INNOVATIVE PRODUCT DEVELOPMENT. Management believes that no other company has been as successful as RockShox in bringing to market a series of new and innovative mountain bike suspension products. From the original oil-damped RS1 fork introduced in 1989 to the new generation of the monococque (one-piece) casted forks, RockShox has remained a leader in the growing mountain bike suspension market. In the current model year, the Company has introduced six new products, including the INDY product line, and has incorporated design improvements in a number of its more seasoned product offerings. The Company supports its research and development efforts with a team of 14 product development professionals, sophisticated computer-based design tools and an advanced product testing center. The Company expects to spend in excess of $3 million on research and product development in its current fiscal year.

    - WIDELY RECOGNIZED BRAND NAME AND DISTINCTIVE IMAGE. The Company has one of the most widely recognized brand names in the bicycle industry and is closely identified with the mountain biking culture. Every front suspension fork sold by the Company today, including components sold as part of OEM mountain bikes, prominently displays the ROCKSHOX brand name. The Company promotes its brand name and image through focused marketing programs, including sponsorship of mountain bike race teams and creative advertising in a variety of U.S. and international bicycle publications. The Company's brand name and products receive further promotion through inclusion in many OEM advertisements and frequent editorial references in cycling publications.

    - STRONG RELATIONSHIPS WITH OEMS AND IBDS. The Company has become an increasingly important supplier to mountain bike OEMs worldwide, and is currently the primary supplier of front suspension forks to eight out of the ten leading OEMs selling through domestic IBDs. The Company's products are currently included on more than 60% (or 460) of the mountain bike models sold with suspension in the U.S., according to MOUNTAIN BIKE MAGAZINE'S 1996 annual industry survey. Management believes that its OEM customers recognize the strength of the ROCKSHOX name as a deciding factor in the consumer's choice of mountain bikes. The Company supports its OEM customer relationships with joint product development and global distribution and service. The Company's products, both as part of an OEM mountain bike or as an accessory item, are sold to consumers through a network of over 10,000 IBDs worldwide. Management believes that ROCKSHOX is the leading brand of suspension product sold by IBDs, and that IBD enthusiasm for ROCKSHOX has contributed to consumer acceptance of the Company's suspension products. The Company maintains its strong position among IBDs with a variety of programs, ranging from unique point-of-sale materials to worldwide warranty support.

    - PRODUCT LINE EXPANSION AND BRAND SEGMENTATION. The Company has successfully expanded the market for mountain bike suspension by extending its product line and segmenting its brands to address a growing range of price points and performance needs. In 1992, the Company offered only two suspension forks and participated in a narrow market segment represented by mountain bikes that retailed for over $1,000. Today, RockShox offers ten front suspension forks under four different product lines and has effectively expanded the primary market for its products to mountain bikes that retail from $600 to more than $2,500. The Company believes its broad and segmented product lines enable RockShox to leverage its design and manufacturing capabilities to meet the cost and performance needs of its customers at various price points while maintaining brand name integrity.

    - INCREASINGLY EFFICIENT DESIGN AND MANUFACTURING PROCESSES. The Company constantly seeks increased productivity in its product development and manufacturing activities. Continuing improvements in product design as well as the Company's ability to bring critical manufacturing processes in-house have generated significant operating efficiencies. As a result, the Company has been able to expand the target market for its products by introducing more moderately-priced suspension products without experiencing a material change in its overall gross margin. Management believes that the Company's emphasis on design and manufacturing improvements will continue to be a critical factor in RockShox's ability to expand the market for its products.

GROWTH STRATEGIES

    The Company has developed the following growth strategies to capitalize on its strong brand name, successful products and operating capabilities:


    - CAPITALIZE ON THE ONGOING GROWTH OF HIGH-END MOUNTAIN BIKE SEGMENT. The Company believes that the high-end of the mountain bike market will continue to grow at a faster rate than the overall bicycle market, creating the opportunity for increased sales of suspension products. According to BMRI, unit sales of mountain bikes in the U.S. by IBDs with a retail price of $600 or more grew at a compound annual rate of approximately 40% from 1992 to 1995, and this segment of the market is expected to continue to grow in the coming year. Furthermore, bicycle suspension manufacturers, led by RockShox, have achieved significant market penetration (in excess of 80%) among these higher priced mountain bikes. The Company believes that it is well positioned to capitalize on the anticipated growth of the high-end mountain bike market based on its existing market penetration and leadership, widely recognized brand name, innovative and high quality products, and strong OEM relationships.


    - PURSUE FAST GROWING FULL SUSPENSION MARKET. According to MOUNTAIN BIKE MAGAZINE, the number of mountain bike models available in the U.S. with full suspension has grown from 39 in 1992 to 213 in 1996. The Company recently introduced its DELUXE line of rear shocks, which complements its front suspension forks and allows the Company to participate fully in the growing demand for full suspension mountain bikes. Since it is generally not possible to retrofit a mountain bike with rear suspension, management believes that consumer interest in full suspension should generate incremental demand for new mountain bikes, which, in turn, should lead to additional sales of the Company's well-established front suspension forks as well as provide a growing market for its newly introduced rear shocks.

    - EXPAND INTO THE HIGHER-VOLUME, MID-PRICED MOUNTAIN BIKE SEGMENT. Most of the Company's products are included on higher-priced mountain bikes that retail for $600 or more. According to BMRI, approximately 17% of all mountain bike units sold in the U.S. by IBDs during 1995 were priced at $600 or above, and 80% of these units included suspension. In contrast, approximately 83% of mountain bikes sold by IBDs in 1995 were priced under $600 and, while suspension is becoming more common on such bikes, less than 15% included suspension. Management believes that the demand for suspension on mountain bikes priced below $600 is potentially significant and growing rapidly. The Company intends to continue to broaden its product line within its existing distribution channels to capture more of this high-volume, mid-priced mountain bike market. The Company recently repositioned, and is already experiencing success with, its QUADRA suspension fork, which is priced to be incorporated on OEM mountain bikes that retail for as low as $475.

    - LEVERAGE BRAND NAME IN NEW PRODUCT CATEGORIES. Management believes that the performance and comfort of suspension can be applied to bicycles other than mountain bikes. The Company is currently designing new suspension forks for other types of bicycles, including road and trekking bikes, and expects to introduce a new road fork on a limited basis in fiscal 1997. The Company also anticipates that it may develop new products and from time to time evaluate acquisition opportunities to expand its product lines, including the possible development or acquisition of non-suspension bicycle component product lines. See "Risk Factors--Dependence on New Product Introductions."

INDUSTRY OVERVIEW

    BICYCLING. BMRI estimates that approximately 12 million bicycles (excluding juvenile bikes) were sold in the United States in 1995, representing approximately $2.2 billion of retail sales. Although unit sales of bicycles in the U.S. have increased less than 7% since 1993, the average retail price per bicycle during this same time period has increased more than 26% to $183. The Company believes the average retail price per bicycle has increased in recent years as consumers have "traded-up" to purchase new bicycles with more advanced performance features, including suspension.


    Limited  information  is  available  regarding  the  sale  of  bicycles   in
international markets; however, management believes that approximately 114 million bicycles were produced worldwide in 1995. The Company also believes the two largest international bicycle markets are Western Europe and Japan, and that approximately 18 million and 8.5 million bicycles, respectively, were sold therein in 1994.



    Bicycles are sold through two primary retail channels: mass merchandise retailers and IBDs. According to BMRI, in the United States, mass merchandise retailers typically sell lower priced bicycles that retail for under $400 (the average price per bicycle sold by mass merchandise retailers in 1995 was $105) with minimal service. In contrast, IBDs typically sell higher quality, higher priced bicycles with full service and sales support. IBD retail prices can exceed $2,500 with an average price in 1995 of $349. IBDs (including general sporting goods stores), which accounted for 27% of U.S. unit sales and 48% of U.S. bicycle retail dollars in 1993, are increasingly becoming the preferred channel for bicycle purchases, and, in 1995, accounted for 32% of U.S. unit sales and 61% of U.S. bicycle retail dollars.


    IBDs sell new, fully-assembled OEM bicycles as well as a wide range of bicycle performance accessories and products. Leading OEMs selling through IBDs include Trek, Schwinn Cycling and Fitness, Inc., Specialized, Cannondale Corporation ("Cannondale") and GT, all of which are customers of the Company. Whether included as part of an OEM's fully-assembled mountain bike or as an aftermarket accessory, ROCKSHOX suspension products are only available to consumers through IBDs.

    MOUNTAIN BIKES. BMRI estimates that approximately eight million mountain bikes were sold in the United States in 1995, representing approximately $1.6 billion of retail sales. As a percentage of all bicycles sold in the U.S., sales of mountain bikes have increased from approximately 54% of units in 1992 to approximately 67% of units in 1995 and from approximately 58% of retail dollars in 1992 to approximately

72% of retail dollars in 1995. In addition, management believes the international popularity of mountain biking is growing and mountain bikes now represent a significant share of the international bicycle market. The growth in popularity of mountain bikes is attributable, in part, to the superior comfort of mountain bikes as compared to road bicycles as well as the dramatically increased terrain available for mountain biking versus other types of cycling.

    According to BMRI, over 2.1 million mountain bikes were sold by IBDs in the U.S. in 1995 at an average price of $425. According to BMRI, during the same period another four to five million mountain bike units were sold by IBDs in Western Europe. Management believes that there has been a general trend of increasing sales and increasing average selling price for high-end mountain bikes, which has benefitted IBDs worldwide over the past several years.


    The growth of the high performance segment of the mountain bike market has been a major factor in the overall strength of IBD mountain bike sales worldwide. BMRI estimates that unit sales of mountain bikes in the U.S. by IBDs with a retail price of $600 or more grew at a compound annual rate of approximately 40% from 1992 to 1995, and management believes a similar trend has occurred over the same period in the international market. The recent popularity of the more expensive mountain bikes is due in large part to innovations such as lighter frames and suspension, which attract both first-time buyers and consumers "trading-up" to obtain more advanced performance features.


    Despite recent growth, high priced mountain bikes still represent a small part of the overall mountain bike market as measured by units. Most mountain bikes sold by domestic IBDs retail for under $600 per unit as follows:

                                                                             1995 U.S. IBD
                                                                          MOUNTAIN BIKE SALES
                                                                     ------------------------------
                                                                          UNITS
RETAIL PRICE POINT                                                   (IN THOUSANDS)    % OF TOTAL
- -------------------------------------------------------------------  ---------------  -------------
$600 and over......................................................           360              17%
$599 and under.....................................................         1,760              83%
                                                                            -----             ---
    Total..........................................................         2,120             100%
                                                                            -----             ---
                                                                            -----             ---

       -------------------------------
       Source: BMRI


    SUSPENSION. According to BMRI, approximately 360,000 suspension-equipped mountain bikes were sold by IBDs in the United States in 1995. Also according to BMRI, the average retail price of a suspension-equipped mountain bike sold in 1995 through domestic IBDs was $925, and over 80% of all mountain bikes sold domestically for $600 or more included suspension as standard equipment. The significant market penetration of suspension at the high-end of the mountain bike market reflects the industry's success in developing suspension products for performance-oriented mountain bike enthusiasts and racers. Management believes that an opportunity is now emerging to design suspension products for the broader, mid-priced market. Since 1992, an increasing number of mountain bike models priced below $600 are being sold with suspension, as demonstrated below:


                                                               NUMBER OF MODELS
                                                            DESIGNED BY OEMS WITH
                                                           SUSPENSION AVAILABLE IN
                                                                   THE U.S.
                                                           ------------------------
RETAIL PRICE POINT                                            1992         1996
- ---------------------------------------------------------     -----        -----
$600 or more.............................................          84          608
$599 or less.............................................           0           56
                                                                   --
                                                                               ---
    Total................................................          84          664
                                                                   --
                                                                   --
                                                                               ---
                                                                               ---

       -------------------------------
       Source: MOUNTAIN BIKE MAGAZINE

Today, less than 15% of mountain bikes sold for under $600 in the U.S. by IBDs include suspension, but management expects market penetration in this price segment to increase dramatically over the next several years following the pattern established at the high-end of the mountain bike market.

    In addition, full-suspension bike models, which have both a front suspension fork and a rear shock, are becoming increasingly common. According to MOUNTAIN BIKE MAGAZINE, mountain bike models available in the U.S. with full suspension have increased from 39 in 1992 to 213 in 1996. Management expects full suspension to gain increased market share and achieve substantial market penetration, first on mountain bikes priced above $1,000 and, eventually, on mountain bikes at lower price points.


    While suspension has grown in popularity in recent years, a number of manufacturers of suspension products have withdrawn from the market. These former manufacturers of suspension products were primarily mountain bike OEMs who produced suspension products under their own brand name for their own use. Management believes these OEMs, including Trek and Scott U.S.A. Inc. ("Scott U.S.A."), withdrew from the suspension market because they could not develop the necessary technical proficiency, cost efficiency or brand name recognition to compete with other suspension manufacturers.


CORPORATE HISTORY

    RockShox was founded by Steve Simons and Paul Turner in 1989. Their interest in suspension technology preceded the founding of RockShox by many years, and can be traced back to their independent experiences as designers of high performance products in the motorcycle industry.

    In 1974, Mr. Simons founded a company that specialized in the design and production of advanced motorcycle suspension products, including the manufacture of motorcycle front forks. Through this venture, Mr. Simons obtained patents on two of his suspension fork designs, and became known for his technical and manufacturing expertise relating to motorcycle suspension. During this same period, Mr. Turner worked for the Honda motocross team and, subsequently, became an independent consultant in the motorcycle industry.

    In 1988, Mr. Turner, who had become increasingly interested in mountain bike competition, approached Mr. Simons with a prototype of a mountain bike suspension fork for which Mr. Turner needed production advice. Messrs. Simons and Turner took this prototype and created a commercially-viable bicycle component ready for production. This suspension fork, the RS1, was introduced at a bicycle trade show in January 1989. Several months later, RockShox was incorporated in North Carolina. The original stockholders of RockShox included Messrs. Simons and Turner as well as Dia-Compe, Inc. ("Dia-Compe"), a U.S. subsidiary of a Japanese bicycle parts manufacturer, which provided start-up capital, manufacturing facilities and administrative support for the venture.

    In July 1992, Dia-Compe was divested by its parent and, in turn, sold its interest in RockShox to Mr. Simons and his wife, Debra Simons. The Company then moved its principal operations from North Carolina to California. In September 1994, the Company consolidated its operations into its present facilities located in San Jose, California.


    Recognizing both the opportunities and challenges of managing and operating a high-growth company, Messrs. Simons and Turner decided to seek a partner to support their efforts and strengthen the Company's management team. In March 1995, the Company was recapitalized in a transaction with MCIT and certain persons and entities affiliated with The Jordan Company. As a result thereof, Messrs. Simons and Turner and certain members of their respective families became equal owners in the Company with MCIT and such affiliates of The Jordan Company. See "The Recapitalization and the Merger." In addition, the Company has recently made several significant additions to its management group. See "Management--Directors, Executive Officers and Key Employees."


PRODUCTS

    ROCKSHOX suspension products are generally designed to enhance riding performance and comfort, and include front suspension forks and rear shocks based on elastomer, hydraulic and spring coil technologies. The Company's bicycle suspension systems incorporate two functional components: a spring and a damper. The spring function absorbs the impact of rough terrain and returns the fork to its original position after compression. The damper also absorbs impact and moderates the movement of the fork as it returns to its original position. As a result, suspension provides better wheel contact with the riding surface, especially on off-road or nonpaved surfaces, enabling the cyclist to ride with more speed, comfort and control.

    Every ROCKSHOX fork uses aerospace alloys and features adjustable suspension, a progressive spring rate, structural rigidity, low weight and durable construction. Adjustable suspension allows the rider to fine-tune the fork's performance to accommodate weight, skill level and performance objectives. Key to any suspension system is the spring rate, which allows the front suspension fork to move easily over small bumps but not "bottom out" over larger ones. The structural rigidity of ROCKSHOX suspension forks improves the rider's ability to control the bike, while low weight enhances overall bicycle performance. Every ROCKSHOX fork is covered by a one-year limited warranty.

    The 1997 models represent the Company's broadest line of product offerings to date. For the 1997 model year, the Company has ten front suspension forks, including five new forks, and three rear shocks, including one new rear shock. All of the Company's products that were introduced prior to the current product year have experienced model year modifications or upgrades since they were originally introduced.

    The following tables summarize the Company's 1997 product offerings of front forks and rear shocks:

                                  FRONT FORKS

                TYPICAL
              RETAIL BIKE      SUGGESTED                                             WEIGHT FOR       DATE OF
                 PRICE      RETAIL PRICE IN                         SUSPENSION        STANDARD        ORIGINAL
1997 MODEL     POINT(1)     ACCESSORY MARKET    INTENDED USE        TECHNOLOGY      CONFIGURATION   SHIPMENT(2)
- -----------  -------------  ----------------  ----------------  ------------------  -------------  --------------
QUADRA 5     $475-$800      Not offered at    Recreational;     Elastomer           3.2 pounds     May 1994
                            retail            Light Terrain
INDY C       $500-$850      $199              Recreational;     Coil/Solid          3.25 pounds    April 1996
                                              Moderate Terrain  Urethane
INDY XC      $600-$1,200    $239              Cross-Country;    Coil/Multicellular  3.1 pounds     May 1996
                                              Moderate Terrain  Urethane ("MCU")
INDY SL      $900-$2,000    $359              Cross-Country;    Coil/MCU            2.7 pounds     June 1996
                                              Moderate Terrain
MAG 21       $850-$1,200    $299              Cross-Country;    Air/Oil             3.0 pounds     September 1992
                                              Moderate Terrain
JUDY C       $900-$2,000    Not offered at    Cross-Country;    Cartridge           3.25 pounds    July 1996
                            retail            Extreme Terrain
JUDY XC      $1,100-$2,500  $409              Cross-Country;    Cartridge           2.95 pounds    September 1994
                                              Extreme Terrain
JUDY DH      $1,500+        $549              Downhill Racing   Cartridge           3.5 pounds     September 1994
JUDY SL      $1,600+        $649              Cross-Country;    Cartridge           2.7 pounds     September 1994
                                              Extreme Terrain
JUDY DHO     $2,000+        $1,000            Downhill Racing   Cartridge           4.2 pounds     Fall 1996

                                                   REAR SHOCKS


                TYPICAL
              RETAIL BIKE      SUGGESTED                                             WEIGHT FOR       DATE OF
                 PRICE      RETAIL PRICE IN                         SUSPENSION        STANDARD        ORIGINAL
1997 MODEL     POINT(1)     ACCESSORY MARKET    INTENDED USE        TECHNOLOGY      CONFIGURATION   SHIPMENT(2)
- -----------  -------------  ----------------  ----------------  ------------------  -------------  --------------
DELUXE       $1,000-$1,200  Not offered at    Cross-Country/    Coil over           0.71 pounds    June 1995
                            retail            Downhill          hydraulic damper
COUPE        $1,200-$1,700  $199              Cross-Country/    Coil over           0.71 pounds    July 1996
DELUXE                                        Downhill          hydraulic damper
SUPER        $1,700+        $289              Cross-Country/    Coil over           0.79 pounds    June 1995
DELUXE                                        Downhill          hydraulic damper
                                                                with oil reservoir

- ------------------------------
(1) The typical retail bike price point represents management's estimate of the retail price range for OEM mountain bikes that include the indicated product.

(2) Following their introduction, models are generally upgraded and revised each year.

    The following describes the Company's 1997 model year product offerings:

    QUADRA

    The QUADRA product line has been offered by the Company since 1992 and, in 1995, BICYCLING MAGAZINE recognized the QUADRA 21R as the "best value" in front suspension forks. Building on this reputation for providing suspension performance at a moderate price, the Company repositioned the line to capture more of the mid-priced OEM mountain bike market. As a result, the line includes only one offering in 1997, the QUADRA 5, which is targeted at recreational and mid-performance cyclists. The QUADRA 5 utilizes an elastomeric damper to provide reliable performance and has low maintenance requirements. The fork is not currently available as a retail accessory, and has been targeted for inclusion on OEM mountain bikes that retail between $475 and $800.

    INDY

    The INDY line was introduced for the 1997 bicycle model year. The INDY series is comprised of three suspension forks: the INDY C, the INDY XC and the INDY SL. These forks are targeted at cyclists who spend between $500 and $2,000 on a mountain bike. All three INDY forks utilize a combination spring coil/urethane elastomer system that allows for a responsive ride while maintaining a relatively low fork weight for its price range. Management believes that INDY technology and design delivers significant performance at a moderate price. The INDY product line retails to consumers from approximately $199 for the INDY C to approximately $359 for the INDY SL.

    MAG


    The MAG line is targeted at high-performance and professional cyclists who spend more than $850 on a mountain bike. The MAG line utilizes an air/oil hydraulic damper and uses RockShox's exclusive "Static Lockout" to minimize energy absorption and fork contraction during pedaling. The MAG 21 is the only fork currently sold under the MAG line. The MAG 10, MAG 21 SL and MAG 21 SL/TI forks previously in this line were superseded in the 1995 model year by the Judy line.


    JUDY

    In 1994, the Company introduced the Judy line, which was recognized at such time by VELO NEWS as the "Best Technical Development of the Year" in the bicycle industry. The JUDY product line is based on an adjustable hydraulic damper unit in which the damping mechanism is sealed in a replaceable cartridge. For 1997, the JUDY line consists of five forks: the JUDY C, the JUDY XC, the JUDY SL, the JUDY DH and the JUDY DHO. The JUDY C, a recent addition to the JUDY product line, can be purchased only by OEMs and is currently not available as a retail accessory. The JUDY XC retails for approximately $409 and is targeted at racing and other performance enthusiasts. The JUDY SL weighs only 2.7 pounds, retails for approximately $649 and is designed for cyclists who demand premium performance with minimum weight and who spend in excess of $1,600 on a mountain bike. The JUDY DH retails for approximately $549 and is a more rigid, heavy-duty fork, specifically designed to meet the demanding requirements of the downhill racer. The JUDY DHO is the Company's newest downhill racing fork and is expected to retail for approximately $1,000.

    DELUXE REAR SHOCKS

    In the 1996 model year, the Company introduced the DELUXE line, its first rear suspension products to be incorporated on full suspension bicycles. The DELUXE series has been expanded for the 1997 model year, and consists of three rear shocks: the DELUXE, the COUPE DELUXE and the SUPER DELUXE. All three rear shocks feature oil damped, nitrogen charged suspension technology, and allow the Company to target a variety of performance levels in the emerging full suspension mountain bike market. The Company's rear shocks retail from approximately $199 for the COUPE DELUXE to approximately $289 for the SUPER DELUXE.

PRODUCT AWARDS

    Management believes that improvements in RockShox's existing suspension products and the development of new product designs and technologies are necessary for the Company's continued success and growth. The Company is generally recognized as an industry leader in product development and design, and has won numerous awards for its products, including the following:

  YEAR             MAGAZINE             PRODUCT                                   AWARD
- ---------  ------------------------  --------------  ----------------------------------------------------------------
1989       BICYCLING GUIDE MAGAZINE  RS1             "Best of 1989"
1993       MOUNTAIN BIKE             QUADRA 21R      "Best Product Tried This Year"
                                     ROCKSHOX forks  "Cycling Product Most Likely to Top Your Wish List This
                                                     Year"
1994       VELO NEWS                 JUDY            "Best Technical Development of the Year"
1995       BICYCLING MAGAZINE        QUADRA 21R      "Best Value Fork"
           BUYERS GUIDE              JUDY XC         "Best Overall Fork"
1995       MOUNTAIN BIKE             JUDY SL         "Favorite Suspension Fork"
                                     JUDY SL         "Cycling Product Most Likely to Top Your Wish List This
                                                     Year"
1995       AUGUST BIKE MAGAZINE      MAG 21          "Winner: Most Durable Fork"
           (Germany)

RESEARCH AND PRODUCT DEVELOPMENT

    Management believes that the Company's commitment to product innovation, research and development is one of the most significant in the bicycle suspension industry. As of June 30, 1996, the Company's product development activities, based in San Jose, California, were supported by 14 professionals, including nine project engineers, who utilize an array of sophisticated design and analytical tools. Development for each major product line (e.g., JUDY, INDY, etc.) is headed by a senior level project engineer with assistance from at least one other project engineer. In addition, the Company has an ongoing advanced materials/ technologies program led by its engineering manager, which investigates and applies materials and processes not currently used in the manufacture of current products.

    The Company maintains a testing center in San Jose, California to collect data and test designs prior to commercial introduction. The testing center is staffed by two technicians and managed by a senior project engineer, who perform various fatigue, impact and cycle tests on components and assembled prototypes during the design process. In addition, the Company operates a field test site in Santa Cruz, California to provide in-use data on new products. Management believes that these testing facilities and procedures allow the Company to design superior suspension products and provide a competitive advantage with regard to product quality and safety.

    The product development process usually begins one to two years prior to the expected commercial introduction of a new product, and generally focuses on having a product ready for distribution at the start of the applicable model year. In addition, short-term projects involving annual upgrades of existing products and improvements to manufacturing processes occur regularly. New product ideas come from a variety of sources, including mountain bike race teams, OEMs, consumers and the Company's employees. Products are developed using design and engineering software tools that provide full parametric three-dimensional modeling and finite element analysis, allowing for computer optimization of structures and greatly reducing the time required to develop and prototype designs. Currently, an interdepartmental team, including representatives from the Company's engineering, manufacturing, and, in certain cases, sales and marketing departments, is established at the beginning of every development project. Management believes this interdepartmental approach to product development reduces the time necessary to bring a successful product to market.

    Current areas of focus for product development include, among others, (i) research in the area of new materials and processes to reduce the cost and improve the performance of the Company's current products;

(ii) the continuation of the development of rear suspension products; (iii) the introduction of products appropriately priced for the mid-priced segment of the mountain bike market; and (iv) the design of new products, including suspension systems for road and trekking bikes. The Company's future success will depend, in part, upon its continued ability to develop and successfully introduce new and popular bicycle suspension products and other types of bicycle components. There can be no assurance that the Company will introduce any new products or, if introduced, that any such products will be commercially successful. See "Risk Factors--Dependence on New Product Introductions."

    Research and product development expenditures in fiscal years 1993, 1994 and
1996  were  approximately   $1.5  million,  $2.1   million  and  $3.4   million,
respectively.

MANUFACTURING

    All manufacturing is done in the Company's San Jose facilities on multiple, continuous flow assembly lines. These lines are computer-controlled and are comprised of a combination of automated and manual assembly stations supported by satellite subassembly operations. The assembly lines are designed for efficiency and can potentially produce a complete suspension fork every 20 seconds. In addition to assembly activities, the Company does some machining of parts on-site. Management reviews manufacturing processes available through sub-contractors to determine if opportunities exist to re-engineer such processes and to bring them in-house. To this end, the manufacturing department has its own engineering function, which is currently carried out by four engineers and six technicians. Typically, RockShox brings certain machining operations into the Company on the basis of cost, quality control, lead-time and the critical nature of the subcomponent in achieving production efficiencies. Such in-house machining is generally performed on specialized equipment designed and built by the Company's manufacturing engineers and subcontractors.

    As of June 30, 1996, manufacturing included approximately 220 non-unionized employees plus approximately 100 temporary hires brought in during the peak building season from June through January. The Company generally operates on a single shift, adding a second shift when needed. Extensive training occurs so supervisors and lead assemblers can manage their own work areas and monitor product quality. In addition, computerized testing and statistical process control are used to maintain and measure product quality during the assembly process. Finished products are also tested in the Company's product development test center.

    The Company works closely with a variety of vendors to meet its production needs, including machine shops, die casters, forging houses, tube manufacturers and injection molders. Although the Company has established relationships with its principal suppliers and manufacturing sources, the Company does not currently have long-term contracts with any of its vendors, nor does the Company currently have multiple vendors for all parts, tooling, supplies or services critical to the Company's manufacturing processes. See "Risk Factors--Dependence on Suppliers; Manufacturing Risks." Currently, all of the Company's major suppliers are based in the U.S. The Company continually reviews its vendor relationships with regard to cost, delivery and quality. During fiscal 1996, the Company purchased approximately $8.5 million of components from its largest vendor. See "Certain Transactions--Other."

    Production planning starts with a general forecast several months before the beginning of the model/ fiscal year. This general forecast is then turned into a more complete, time-phased forecast by customer and suspension product, which guides initial planning for parts and labor requirements. As the year progresses, the forecast is constantly reviewed and compared with actual customer orders. Manufacturing inventory levels are currently managed through an Integrated ERP (Enterprise Resource Planning) Package.

    The Company's policy is to require firm purchase orders from OEMs 60 days prior to shipment, which generally allows the Company to manufacture product against a known backlog. As of June 30, 1996, the Company's backlog was approximately $21.9 million. Substantially all of the Company's backlog orders are expected to be filled within 90 days, although there can be no assurance that all such backlog orders will be filled within that time period, if at all. The backlog of orders at any given time is affected by a number of factors, including seasonality, availability of parts and the scheduling of manufacturing and shipment of products. Accordingly, the backlog of orders for a particular period is not necessarily meaningful and may not be indicative of future sales activity or product popularity.

    See "Risk Factors--Sales Concentration; Dependence on OEMs," "--Quarterly Fluctuations in Operating Results; Difficulty in Forecasting OEM Orders" and "--Dependence on Suppliers; Manufacturing Risks"

SALES AND DISTRIBUTION

    The Company's products are primarily sold to OEMs, who incorporate ROCKSHOX branded components as part of new, fully-assembled mountain bikes sold worldwide, and through distributors or, in some cases, directly to IBDs, each of whom serve the retail accessory market. For the fiscal year ended March 31, 1996, approximately 68% of the Company's total net sales were to OEMs and approximately 32% were to distributors and IBDs. OEM customers have become increasingly important to the Company as bicycle suspension has evolved from an accessory niche component into standard equipment on better quality mountain bikes. The following table demonstrates the historical shift in the Company's customer base and product distribution:

                                                                               FISCAL YEAR ENDED
                                            ----------------------------------------------------------------------------------------
                                                 DECEMBER 31, 1993             DECEMBER 31, 1994               MARCH 31, 1996
                                            ----------------------------  ----------------------------  ----------------------------
                                              NET SALES                     NET SALES                     NET SALES
                                                 (IN           % OF            (IN           % OF            (IN           % OF
                                             THOUSANDS)      NET SALES     THOUSANDS)      NET SALES     THOUSANDS)      NET SALES
                                            -------------  -------------  -------------  -------------  -------------  -------------
OEMs......................................    $  19,479            63%      $  24,482            65%      $  57,103            68%
Distributors and IBDs.....................       11,462            37%         13,418            35%         26,406            32%
                                            -------------         ---     -------------         ---     -------------         ---
    Total.................................    $  30,941           100%      $  37,900           100%      $  83,509           100%
                                            -------------         ---     -------------         ---     -------------         ---
                                            -------------         ---     -------------         ---     -------------         ---

    Management believes that the Company's products play an important role in the sale of OEM bikes and that OEMs are aware of the influence that the ROCKSHOX brand name has on a consumer's selection of a mountain bike. Every front suspension fork sold today to OEMs prominently displays the ROCKSHOX name. In addition to its strong brand name, the Company believes that OEMs also choose ROCKSHOX for product innovation, reliability and quality. The Company further solidifies its OEM relationships by providing a high level of customer service, ranging from early stage engineering and design support to worldwide distribution and aftermarket service for its products.

    The Company currently sells to over 150 OEM accounts worldwide. While the OEM market is fragmented, according to BMRI, ten leading OEM brands represent over 75% of bicycle sales dollars generated through domestic IBDs. Management believes that these OEMs also represent a significant portion of better quality mountain bikes sold worldwide. All of these leading OEMs are customers of the Company and eight of the ten rely on RockShox as their primary supplier of front suspension forks. The Company has substantial international sales, a significant portion of which include products shipped to Asian manufacturing subcontractors for certain U.S.-based OEMs. See "Risk Factors--Sales Concentration; Dependence on OEMs," "--Risks Associated with International Business and Market Demand," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and "Industry Overview."

    The sales process for OEM customers begins in January and February with presentations of the Company's product line for the coming model year. Typically, the Company learns between April and June if its products have been specified on various OEM bike models and of OEM volume expectations per model, although such estimates are subject to significant adjustment throughout the year. Shipments are then made directly to OEMs or to their subcontractors (typically bicycle frame manufacturers located in Asia) beginning in the April-June quarter and peaking in the July-September quarter. OEM sales slow down in the second half of the Company's fiscal year and are principally comprised of OEM reorders, which the Company believes primarily reflect the popularity and sell-through rates of various OEM mountain bikes that incorporate ROCKSHOX components. See "Risk Factors -- Quarterly Fluctuations in Operating Results; Difficulty in Forecasting OEM Orders."

    Sales to distributors and IBDs generally trail the OEM process, with sales to distributors at their highest during the middle of the Company's fiscal year (August and September) and sales to dealers peaking during the following March and April. The Company currently has five distributors in the United States, all of whom are owned by OEM customers, and 40 additional distributors worldwide.
Management believes that sales of the Company's products through OEM-owned distributors are an important revenue source for OEMs and further strengthen the Company's relationships with its major customers. Distributors purchase ROCKSHOX products for resale to IBDs and also provide worldwide servicing and marketing support for all of the Company's products. In the U.S., the Company generally sells directly to IBDs product quantities too small for third-party distributors to handle. Direct sales to IBDs in the United States were approximately $4.7 million in fiscal 1996.


    As of June 30, 1996, the Company had approximately 35 people in sales and customer service functions. The Company's principal sales activities are based in San Jose, California. In addition, the Company has an independent sales representative based in Bern, Switzerland. The Company's customer service activities include a warranty program managed by an in-house technical support department in the U.S. and a distributor network of technicians outside the U.S.

    In fiscal 1996, approximately 56% of the Company's sales were to the Company's ten largest customers, certain of which (including Trek) purchase from the Company as both an OEM customer and a distributor. Sales to Trek accounted for more than 10% of the Company's net sales in fiscal 1996, substantially all of which were for OEM use by Trek. The Company received an award from Trek as a "key supplier of the year" in 1995. At March 31, 1996 and June 30, 1996, the Company's three OEM customers with the largest accounts receivable balances accounted for approximately 61.5% and 47.8%, respectively, of the Company's accounts receivable. The Company has no long-term contracts with any of its customers. See "Risk Factors-- Sales Concentration; Dependence on OEMs."

MARKETING

    ROCKSHOX has one of the most widely recognized brand names in the bicycle industry. Management believes that the Company's brand image, in combination with the performance features of its products, is an important element in the consumer's decision to purchase ROCKSHOX suspension as an accessory product and that its OEM customers recognize the strength of the ROCKSHOX brand name as a deciding factor in the consumer's choice of mountain bikes.

    The Company promotes and maintains its brand name through focused marketing efforts such as sponsorship of mountain bike racing teams, magazine advertising and editorial programs, IBD packaging and point of sale materials, participation in trade shows and promotional clothing and merchandise. The Company's marketing department oversees all aspects of the promotion of the Company's products and brand name.

    The principal user of the Company's products is the mountain bike enthusiast between 19 and 34 years of age. To appeal to this market, the Company emphasizes the high performance features of its products as well as its affinity with the mountain biking culture. The goal of the Company's marketing efforts is to communicate both technical information and an offbeat and irreverent image.

    The sponsorship of mountain bike racing teams and racers is an important part of the Company's research and product development efforts as well as its marketing strategy. The Company believes that the association of its products with successful racers increases its knowledge of the requirements of professional racers as well as consumer awareness of and demand for RockShox suspension products. The Company currently co-sponsors 20 world-class and over 50 junior and amateur race teams, many of which also have affiliations with OEMs. The Company's sponsorship agreements with racing teams generally are for a one-year term, and provide for a retainer plus contingent performance payments. The Company also provides free product and technical support for sponsored racers, including access to RockShox's technical service trucks that attend many of the major races in the U.S. and Europe. There can be no assurance that such racing teams will continue to be sponsored by the Company and use the Company's products on terms the Company deems acceptable, or that the Company will be able to attract new mountain bike racing teams to use its products in the future.

    The Company's products are advertised in a variety of U.S. and international consumer and trade bicycle publications, including BICYCLING, MOUNTAIN BIKE, MOUNTAIN BIKE ACTION, VELO NEWS and BICYCLE

RETAILER, as well as on the World Wide Web. The Company's goal is to expand awareness of the ROCKSHOX brand name and to support product line segmentation with advertising campaigns built around the JUDY, INDY, DELUXE and other product lines. The Company also seeks to increase RockShox's editorial exposure in bicycle print media by working closely with magazine editors. The Company's focus on editorial content has helped maintain high visibility for the ROCKSHOX brand name and the Company's products.

    The Company currently supports its brand name in the retail bike market by supplying unique packaging and point of sale displays to IBDs, as well as by providing brochures that are designed to help explain the technical performance features of its products. Materials are generally provided at cost or for free to distributors and IBDs. The Company also maintains a strong presence at national and international trade shows. As part of its retail marketing efforts, the Company recently introduced a line of mountain bike lifestyle clothing known as ROCKSHOX GARB. The clothing line includes t-shirts, cotton jerseys, jackets, vests and hats and is sold to distributors, bicycles shops and directly to consumers at race events. The Company believes that ROCKSHOX GARB provides another avenue to promote the ROCKSHOX brand name and the Company's products.

    Sales and marketing expenditures totaled approximately $2.7 million, $1.8 million and $3.7 million in fiscal years 1993, 1994 and 1996, respectively.

COMPETITION

    The markets for bicycle components, in general, and bicycle suspension products, in particular, are highly competitive. The Company competes with other bicycle component companies that produce suspension products for sale to OEMs, distributors and IBDs as well as with OEMs who produce their own line of suspension products for their own use and for sale through distributors and IBDs.


    The Company competes with several component companies that manufacture front suspension products, including, among others, Answer, Rapid Suspension Technology USA, Inc. ("RST"), Marzocchi SpA ("Marzocchi"), SR Suntour USA, Inc., Amp Research Corp. ("Amp") and Girvin, Inc. ("Girvin"), which is a subsidiary of K2 Incorporated ("K2"). The Company also competes with several component companies that manufacture rear shocks, including, among others, Fox Factory, Inc. ("Fox"), RST, Risse Racing Technology, Inc., Amp, Marzocchi and Girvin. The Company believes that it currently has the leading market share in front suspension forks. The Company only recently introduced its rear shock products for the emerging full suspension market and believes it currently trails Fox, the leading manufacturer of rear shocks.



    Over the past few years, Trek and Scott U.S.A. have discontinued their own lines of suspension products and have been specifying ROCKSHOX products on many of their mountain bike models. Today, Cannondale and K2, through its Girvin subsidiary, are the only major OEMs that have their own brand of suspension products, although Cannondale does use ROCKSHOX products on certain bike models. Both of these OEMs also make their suspension products available to the retail accessory market. In addition, Answer has introduced its own bicycle with Manitou-branded front and rear shocks.


    In order to build or retain its market share, the Company must continue to successfully compete in areas that influence the purchasing decisions of OEMs, distributors, IBDs and consumers, including design, price, quality, technology, distribution, marketing, style, brand image and customer service. There can be no assurance that any number of bicycle component manufacturers, OEMs or other companies, including those who are larger and have greater resources than the Company and who currently do not provide bicycle suspension products or do so on a limited basis, will not become direct or more significant competitors of the Company. In addition, OEMs frequently design their bicycles to meet certain retail price points, and, as a result, may choose not to use a suspension product or may select a lower priced ROCKSHOX or competing product in order to incorporate other components in the bicycle's specifications that the OEM perceives as being desirable to the consumer. The Company could therefore face competition from existing or new competitors that introduce and promote suspension products or other bicycle components perceived by the bicycle industry or consumers to offer price or performance advantages to, or otherwise have greater consumer appeal than, the Company's products.

    See "Risk Factors--Competition."

INTELLECTUAL PROPERTY

    Because much of the technology associated with suspension products is in the public domain, patent protection is generally available only for particular features or functions of a product, rather than for any product as a whole. Management believes that many of the Company's current suspension products contain some elements that are protected by the Company's patents. Nevertheless, the Company's competitors currently replicate and may continue to replicate certain features and functions of the Company's products. There can be no assurance that current or future patent protection will prevent competitors from offering competing products, that any issued patents will be upheld, or that patent protection will be granted in any or all of the countries in which applications are currently pending or granted on the breadth of the description of the invention. In addition, due to considerations relating to, among other things, cost, delay or adverse publicity, there can be no assurance that the Company will elect to enforce its intellectual property rights.

    The Company currently holds patents on its fork brace and hydraulic valving in certain European countries and the United States, and it is attempting to have patents granted thereon in Canada, Japan and Taiwan. The Company also holds patents in the United States covering its removable cartridge technology and rear shock suspension and has applied for a patent covering its hydraulically damped spring shock absorbing fork technology. The Company is seeking corresponding patent protection in Canada, Japan, Taiwan and certain European countries. The Company also has trademark registrations for its name and the name of its products in the United States and both registrations and applications in Canada and certain South American and Pacific Rim countries. Although the Company believes that patents are useful in maintaining the Company's competitive position, it considers other factors, such as the Company's brand name, ability to design innovative products, technical and manufacturing expertise and customer service to be its primary competitive advantages.

    The Company's competitors have also obtained and may continue to obtain patents on certain features of their products, which may prevent or discourage the Company from offering such features on its products, which, in turn, could result in a competitive disadvantage to the Company. The Company has occasionally received, and may receive in the future, claims asserting intellectual property rights owned by third parties that relate to the Company's products and product features. Although to date the Company has incurred no material liabilities as a result of any such claims, there can be no assurance that the Company will not incur material liabilities in the future.


    Answer has received a U.S. patent that Answer asserts covers certain Features of the Company's current JUDY suspension products. However, the Company has a patent application pending before the Patent Office that seeks a patent on certain of the same Features. In the U.S., patent rights belong to the first to invent, and there can be only one patent issued for a given invention. If an invention is otherwise patentable to two patent applicants, an "interference" can be declared by the Patent Office in order to determine which applicant was the first to invent and therefore entitled to the patent on such invention. The Company is seeking to have the Patent Office declare such an interference in order to determine that the Company was the first to invent and therefore entitled to a patent on the Features. Although the Company believes that it was the first to invent the Features, there can be no assurance that the Answer patent (which the Company believes, if valid, could cover the Features of JUDY products manufactured for the Company's 1997 model year) will be invalidated. In addition, Answer has applied for patents that may cover certain of the Features in various countries outside the U.S., and, in such countries, patent rights generally belong to the first person filing a patent application.



    In order to avoid the costs, delays and risks of litigation or an interference proceeding, management of the Company has conducted discussions with Answer regarding the possible settlement of this dispute. However, the Company and Answer have not entered into any settlement agreement, and there can be no assurance that any agreement relating to the Features will be reached. Answer has informed the Company that if such an arrangement is not entered into in the near future Answer intends to file a lawsuit alleging that the Company has infringed the Answer patent. However, the Company intends to vigorously defend any such suit.

    If Answer ultimately retains the patent described above and successfully asserts it against the Company, or if any other person or entity were to assert a valid claim of infringement with respect to, or otherwise have enforceable proprietary rights in, features that the Company includes or desires to include on its products, and if the Company were unable to negotiate an acceptable licensing or other arrangement with such person or entity, the Company could, among other things, be precluded from making or marketing products containing such features and be required to make significant payments to such person or entity (which payments would equal at least a reasonable royalty and, in certain circumstances, could be based on lost profits, in each case together with interest and court costs; and, in special circumstances, the damage amount could be trebled and include attorneys' fees), which could have a material adverse effect on the Company or its prospects.


    See "Risk Factors--Limited Protection of Technology."

FACILITIES


    The Company's headquarters are located in an approximately 55,000 square foot building in San Jose, California, pursuant to a lease that expires in 2000. The Company leases three other facilities of approximately 15,000, 26,000 and 36,000 square feet in the San Jose area, pursuant to leases that expire in 1997, 2000 and 2001, respectively. The Company also leases several smaller facilities. The Company believes that its existing facilities are adequate to meet its existing requirements. The Company expects that it will need additional space or to relocate if its sales continue to grow.


ENVIRONMENTAL MATTERS

    The Company is subject to Federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects (such as emissions to air, discharges to water, and the generation, handling, storage, transportation, treatment and disposal of solid and hazardous wastes) or (ii) impose liability for cleaning up or remediating contaminated property (or the costs therefor), including damages from, spills, disposals or other releases of hazardous substances or wastes, in certain circumstances without regard to fault. The Company's manufacturing operations routinely involve the handling of chemicals and wastes, some of which are or may be regulated as hazardous substances. The Company has not incurred, and does not expect to incur, any significant expenditures or liabilities for environmental matters. As a result, the Company believes that its environmental obligations will not have a material adverse effect on its operations or financial position.

LEGAL PROCEEDINGS

    Because of the risks inherent in bicycling, in general, and mountain biking, in particular, and because of the function of the Company's products, the Company from time to time is a defendant in a number of product liability lawsuits and expects that this will continue to be the case in the future. These lawsuits generally seek damages, sometimes in substantial amounts, for personal injuries sustained as a result of alleged defects in the Company's products. Although the Company has experienced no material financial loss relating to such lawsuits and maintains product liability insurance, due to the uncertainty as to the number of claims or the nature and extent of liability for personal injuries and changes in the historical or future levels of insurance coverage or the terms or cost thereof, such insurance may not be adequate or available to cover product liability claims or the applicable insurer may not be solvent at the time of any covered loss, any of which could have a material adverse effect on the Company or its prospects. See "Risk Factors--Product Liability."

    The Company may from time to time be a party to various other claims, complaints and other legal action that arise in the normal course of business. The Company believes that the outcome of its current legal proceedings, individually or in the aggregate, will not have a material adverse effect on the Company or its prospects.

GOVERNMENT REGULATION

    Bicycle suspension products are within the jurisdiction of the CPSC and other Federal, state and foreign regulatory bodies. Under CPSC regulations, a manufacturer of consumer goods is obligated to notify the

CPSC if, among other things, the manufacturer becomes aware that one of its products has a defect that could create a substantial risk of injury. If the manufacturer has not already undertaken to do so, the CPSC may require a manufacturer to recall a product, which may involve product repair, replacement or refund.

    In 1996, the CPSC sent a letter to major manufacturers and importers of mountain bikes as well as several suspension component manufacturers, including RockShox, expressing concern about reports of injuries and recall activity relating to failures of mountain bike suspension forks and urging manufacturers to participate in the development of voluntary safety performance standards for such suspension products through the ASTM. While an employee of the Company is participating in the development of these standards by chairing an ASTM task force on bicycle suspension, such standards, if adopted, could increase the development and manufacturing costs of the Company's products, make the Company's products less desirable (by, for example, increasing the weight of the product) or favor a competitor's product. The Company cannot predict whether standards relating to the Company's products or otherwise affecting the bicycle suspension industry will be adopted (whether by the CPSC or another Federal, state or foreign regulatory body) and, if adopted, no assurance can be given that the implementation of such standards will not have a material adverse effect on the Company or its prospects.

    Adverse publicity relating to mountain bike suspension or mountain biking generally, or publicity associated with actions by the CPSC or others expressing concerns about the safety or function of the Company's products, other suspension products or mountain bikes (whether or not such publicity is associated with a claim against the Company or results in any action by the Company or the CPSC), could have an adverse effect on the Company's reputation, brand image or markets, any of which could have a material adverse effect on the Company or its prospects.

    Several local, state and Federal authorities have recently considered substantial restrictions or closures of public trails to biking use, citing environmental concerns and disputes between mountain bikers and other trail users (including hikers). Such restrictions or closures, if implemented in a regional or widespread manner, could lead to a decline in the popularity of mountain biking, which could have a material adverse effect on the Company or its prospects.

    The Company is subject to Federal, state and local environmental laws, regulations and ordinances. The Company has not incurred, and does not expect to incur, any significant expenditures or liabilities for environmental matters. As a result, the Company believes that its environmental obligations will not have a material adverse effect on the Company or its prospects.

    See "Risk Factors--Government Regulation; Adverse Publicity."

PRODUCT RECALL

    Bicycles and bicycle components, including suspension products, are frequent subjects of product recalls, corrective actions and manufacturers' bulletins. Since its founding in 1989, the Company has conducted one voluntary corrective action without CPSC involvement and two voluntary corrective actions in conjunction with the CPSC. None of these actions has been financially material to the Company.

    The Company's first voluntary corrective action was conducted without CPSC involvement and involved braces on the MAG 20 and MAG 30 forks, which were manufactured prior to 1992. In response to reports of fork brace breakage on some mountain bike models, the Company instituted the corrective action in early 1992 and offered to replace the braces. The cost of this voluntary corrective action was immaterial.

    The second voluntary corrective action involved approximately 21,000 MAG 20 and MAG 30 suspension forks, which were manufactured between October 1991 and June 1992. The Company received notice of two incidents involving minor injuries and concluded, after investigation, that some fork crowns did not meet the Company's standards. After reviewing the progress of such corrective action, in March 1996, the CPSC ceased monitoring the situation and closed its investigation, although it reserved the right to reopen the investigation if it determined that the public had not been adequately protected by such corrective action. The Company estimates that the cost of this voluntary corrective action will be approximately $150,000, which amount has been provided for on the Company's financial statements to date.

    The third voluntary corrective action involved molded plastic top caps used on approximately 180,000 QUADRA 5, QUADRA 21R and QUADRA 21 forks manufactured between January 1995 and August 1995. The Company received reports of top caps coming loose and popping up. Although no reports of serious injury were received, the Company decided to provide replacement top caps. In January 1996, the CPSC indicated that the nature and degree of risk of injury presented by such products did not necessitate action by the CPSC. The Company estimates that the cost of this voluntary corrective action will be approximately $300,000, which amount has been provided for on the Company's financial statements to date.

    The number of suspension products sold by the Company has dramatically increased since the Company's founding in 1989, new product introductions are occurring frequently, and the Company's products may not have been used by riders for a period of time sufficient to determine all of the effects of prolonged use and the environment on such products. As a result, there can be no assurance that there will not be recalls, corrective actions or other activity voluntarily or involuntarily undertaken by the Company or involving the CPSC or other regulatory bodies on a more frequent basis or at a higher cost than in the past, involving past, current or future products, including those products previously subject to voluntary corrective action, any of which could have a material adverse effect on the Company or its prospects.

    See "Risk Factors--Product Recall; Warranty Costs" and Notes 2 and 5 of Notes to Consolidated Financial Statements.

EMPLOYEES

    As of June 30, 1996, the Company employed approximately 300 full-time employees. In addition, the Company utilizes approximately 100 occasional personnel in its assembly operations to meet production demand. The Company is not a party to any labor agreements and none of its employees is represented by a labor union. The Company considers its relationship with its employees to be excellent and has never experienced a work stoppage.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    The following table sets forth certain information concerning the directors, executive officers and other key employees of the Company. Shortly after consummation of the Offering, the Company intends to appoint two directors who are neither officers nor employees of the Company, The Jordan Company or their respective affiliates ("Independent Directors").

         NAME            AGE              POSITION
- -----------------------  ---   -------------------------------
John W. Jordan II        48    Chairman of the Board of
                               Directors
Stephen W. Simons        41    President and Director
Paul Turner              37    Vice President of Advanced
                               Research and Director
Charles E. Noreen Jr.    35    Chief Financial Officer
Robert Kaswen            49    Executive Vice President of
                               Operations
Elizabeth Bradley        37    Director of Sales and Marketing
Adam E. Max              38    Vice President and Director

    Mr. Jordan has served as Chairman of the Board of Directors of the Company since March 1995. Mr. Jordan will resign as Chairman of the Board of Directors prior to the consummation of the Offering, and will continue to serve as a director of the Company. Mr. Jordan has been the managing partner of The Jordan Company, a private merchant banking firm that he founded, since February 1982. Mr. Jordan is also a director of Jordan Industries, Inc., American Safety Razor Company, Jackson Products, Inc., Carmike Cinemas, Inc., Welcome Home, Inc., Apparel Ventures, Inc. and other private companies.

    Mr. Simons is a co-founder of the Company, has been a director since its inception in 1989 and became President in 1992. In addition to executive functions, he oversees product manufacturing and sales. Prior to founding the Company, Mr. Simons founded SIMONS, which developed suspension modifications and complete motorcycle front forks. Mr. Simons also founded Simons Precision, a precision manufacturer of parts for motorcycles. Simons Precision is now known as Simons & Susslin, Inc. and is wholly owned by persons who are not affiliated with either the Company or Mr. Simons. See "Certain Transactions."

    Mr. Turner is a co-founder of the Company, has been a director since its inception in 1989 and became Vice President in 1992. In addition to executive functions, Mr. Turner often represents the Company at industry and public events, and participates in certain marketing decisions. Prior to founding the Company in 1989, Mr. Turner worked with Honda Motor Company and founded Paul Turner Racing. Mr. Turner is generally regarded as a pioneer in bicycle suspension and is well known throughout the mountain bike industry.

    Mr. Noreen has been the Chief Financial Officer of the Company since May 1996. Prior to such time, Mr. Noreen was an audit manager and then a partner in the San Jose, California office of the accounting firm of Coopers & Lybrand L.L.P., which he joined in 1983.

    Mr. Kaswen joined the Company in September 1992 and became Executive Vice President of Operations in April 1996. Since joining the Company, Mr. Kaswen has progressively assumed responsibility for engineering, production, materials management, quality assurance and service warranty functions. From May 1990 to September 1992, Mr. Kaswen was the Director of Professional Services for Relevant Business Systems, Inc., a supplier of software for manufacturing companies.

    Ms. Bradley joined RockShox in May 1996 as Director of Sales and Marketing. From 1989 until joining the Company, Ms. Bradley was an Executive Vice President, Marketing and Strategic Planning of Giro Sport Design, Inc., a manufacturer of performance bicycle helmets. Ms. Bradley was the Marketing Director of a division of Saturday's Group from 1988 to 1989 and an account executive at Chiat/Day Advertising from 1983 to 1986.

    Mr. Max has served as a director and officer of the Company since March 1995. Mr. Max will resign as an officer of the Company prior to the consummation of the Offering. Mr. Max is a principal of The Jordan Company, which he joined in April 1986. Mr. Max is also a director of a number of private companies.

BOARD OF DIRECTORS


    The Company's Board of Directors is currently comprised of Messrs. Simons, Turner, Jordan and Max, each of which was nominated to the Board of Directors pursuant to the Stockholders Agreement (as defined below), which required the stockholders named therein to vote for such nominees. Such provisions will terminate immediately following the consummation of the Offering. See "Risk Factors--Concentration of Ownership" and "Certain Transactions--Stockholders Agreement." Shortly following the consummation of the Offering, the Company intends to appoint two Independent Directors.


    Upon the appointment of the Independent Directors, the Board of Directors intends to establish an Audit Committee and a Compensation Committee. The Audit Committee will be responsible for recommending to the Board of Directors the engagement of the independent auditors of the Company and reviewing with the independent auditors the scope and results of the audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the independent auditors. The Compensation Committee will be responsible for reviewing and approving all compensation and for administering the Stock Plan.


    The DGCL provides that a company may indemnify its directors and officers as to certain liabilities. The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for the indemnification of its directors and officers to the fullest extent permitted by law, and the Company intends to enter into separate indemnification agreements with each of its directors and officers and to purchase directors' and officers' liability insurance. The effect of such provisions and actions are to indemnify, to the fullest extent permitted by law, the directors and officers of the Company against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company.


COMPENSATION OF DIRECTORS

    Pursuant to the Stockholders Agreement, each director of the Company receives $7,500 per year. After the consummation of the Offering, directors who are employees of the Company will receive no compensation for serving on the Board. It is expected that directors who are not employees of the Company will receive $20,000 per year. All directors will be reimbursed for expenses incurred in connection with attendance at Board or Committee meetings.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid by the Company to its President (who serves as its chief executive officer) and to each of its other most highly compensated executive officers whose salary and bonus exceeded $100,000 in fiscal 1996.

                           SUMMARY COMPENSATION TABLE

                                                               ANNUAL COMPENSATION
                                                           ---------------------------    ALL OTHER
                                                             SALARY         BONUS        COMPENSATION
        NAME AND PRINCIPAL POSITION            YEAR (1)       ($)            ($)             ($)
- --------------------------------------------  -----------  ----------  ---------------  --------------
Stephen W. Simons                                   1996   $  250,000  $  1,062,500(2)   $   7,556(3)
 President

Paul Turner                                         1996      250,000     1,062,500(2)       7,556(3)
 Vice President of Advanced Research

Robert Kaswen                                       1996      105,000       110,000(4)          56
 Executive Vice President
 of Operations

Robert Hood                                         1996      132,500             0             33
 Treasurer-Chief Operating Officer
 and Chief Financial Officer (5)

- ------------------------

(1) The information provided is for the Company's 1996 fiscal year.

(2) Represents the bonus earned for fiscal year 1996 under the Bonus Plan, which was paid in fiscal year 1997.

(3) Includes $7,500 paid to each director of the Company pursuant to the Stockholders Agreement.

(4) Includes $100,000, which was paid in fiscal year 1997.

(5) Mr. Hood resigned from the Company on February 16, 1996. Salary does not include severance payments totalling $200,000 made or to be made to Mr. Hood in fiscal years 1996 and 1997 pursuant to a severance agreement, dated February 28, 1996, between Mr. Hood and the Company, or $44,444 paid in consideration of Mr. Hood's release of the Company from certain claims.

EMPLOYMENT AGREEMENTS

    Each of Stephen W. Simons and Paul Turner entered into an employment agreement with the Company, dated as of March 24, 1995 (each, an "Employment Agreement"). Each Employment Agreement was for an initial one-year term and automatically renews for additional one-year terms, not to exceed four one-year renewal terms in total, at the election of Messrs. Simons or Turner, as the case may be. Each Employment Agreement may be terminated by the Company for cause (as defined therein) or by Messrs. Simons or Turner, as the case may be, for good reason (as defined therein). Pursuant to his respective Employment Agreement, each of Messrs. Simons and Turner (i) received initial payments of $2,820,000 and $1,880,000, respectively, (ii) receives an annual salary of $250,000 and certain perquisites and (iii) is entitled to receive an annual payment under the Bonus Plan based upon the Company's operating results up to a maximum payment of $1.5 million for any one fiscal year during the period commencing April 1, 1995 and ending March 31, 2000, but not to exceed an aggregate of $5 million during such period. Each of Messrs. Simons and Turner earned approximately $1.1 million pursuant to the Bonus Plan for the 1996 fiscal year.


    Effective simultaneously with the closing of the Offering, the Company intends to enter into amended and restated employment agreements with each of Messrs. Simons and Turner (each, an "Amended Employment Agreement"). Each Amended Employment Agreement will be substantially similar to the Employment Agreements, except that pursuant to the Amended Employment Agreements the Bonus Plan will be terminated and, in consideration thereof, the Company will pay to each of Messrs. Simons and Turner approximately $3.7 million. Each Amended Employment Agreement will also provide that, for each fiscal year commencing April 1, 1996 during the term of the Amended Employment Agreement in which Messrs. Simons or Turner, as the case may be, has been an employee of the Company for the entire fiscal year, the

Company will pay to Messrs. Simons or Turner a cash bonus of an amount not to exceed 100% and 50%, respectively, of his annual salary based upon an evaluation of his duties and, in the case of Mr. Simons, upon the performance of the Company during such fiscal year.

1996 STOCK PLAN


    In May 1996, Holdings' Board of Directors adopted, and Holdings' stockholders approved, the Stock Plan and, in September 1996, Holdings' Board of Directors adopted, and Holdings' stockholders approved, amendments thereto. In connection with the Merger, the Board of Directors of the Company approved the assumption by the Company of Holdings' obligations under the Stock Plan and the conversion of each option to purchase shares of Holdings Common Stock into an option to purchase 88.2 shares of Common Stock of the Company at an exercise price determined by dividing the exercise price of such existing option by 88.2.


    The Stock Plan will be administered by the Compensation Committee (the "Committee") of the Board of Directors of the Company upon the establishment thereof. See "Board of Directors."


    The Stock Plan provides for the issuance of up to a maximum of 979,020 shares of Common Stock pursuant to awards under the Stock Plan, subject to adjustment to protect against dilution in the event of certain changes in the Company's capitalization. The Stock Plan provides for the granting of "incentive stock options" within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, options not intended to qualify as incentive stock options ("nonstatutory stock options") and rights to purchase Common Stock ("stock purchase rights" and, together with incentive stock options and nonstatutory stock options, "Stock Rights") to employees and directors of, and consultants to, the Company or any parent or subsidiary thereof.



    Options are rights to purchase the number of shares of Common Stock at the option price (and upon such other conditions) specified in the applicable option agreement. Stock purchase rights (which may be issued alone, in addition to, or in tandem with other awards under the Stock Plan, or cash awards made outside of the Stock Plan) entitle the holder to purchase shares of Common Stock on such terms and conditions as are set forth in the Rights Notice (as defined in the Stock Plan) and the stock purchase agreement provided in connection with the award. Under the Stock Plan, incentive stock options may be granted only to employees of the Company or any parent or subsidiary thereof, and nonstatutory stock options and stock purchase rights may be granted to employees and directors of, and consultants to, the Company or any parent or subsidiary thereof.



    The exercise price of options will be determined by the Committee; PROVIDED, that (i) an incentive stock option may not be granted with an exercise price less than the Fair Market Value (as defined in the Stock Plan) of the Common Stock on the date of grant, (ii) an option granted to an optionee who, at the time of such grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any parent, subsidiary or predecessor of the Company may not have an exercise price less than 110% of the Fair Market Value of the Common Stock as of the date of grant and (iii) a nonstatutory stock option may not be granted with an exercise price less than 85% of the Fair Market Value of the Common Stock on the date of grant. The Stock Plan provides that the form of consideration to be paid for the shares of the Common Stock to be issued upon exercise of options will be determined by the Committee, and may consist of cash or a surrender of shares of the Common Stock having a Fair Market Value with an aggregate value on the date of surrender equal to the purchase price of the shares as to which such option will be exercised, a combination thereof or such other consideration and method of payment for the issuance of shares of Common Stock as is permitted under applicable law. The Stock Plan also provides that the value of shares of Common Stock surrendered to effect a purchase will be the Fair Market Value of such shares, and requires that such shares be held by the optionee for a period of at least six months prior to surrender.



    Unless otherwise provided in the option agreement, each option will become exercisable for 20% of the total number of shares of the Common Stock subject to such option each year. All options expire no more than ten years after the date of grant, other than those incentive stock options granted to an optionee who, at the time of such grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary thereof, which will expire no more than five years from the date of grant. The Committee may at any time offer to buy a Stock Right previously granted, based on such terms and conditions as the Committee establishes and communicates to the optionee. Unless the Committee grants Stock Rights that are transferable, or amends outstanding Stock Rights so that they become transferable, Stock Rights may not be sold, pledged, assigned, hypothecated, transferred, gifted or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the life of the optionee only by such optionee. The Stock Plan also provides that if requested by the Company or any representative of the underwriters in connection with the first two registration statements of the Company to become effective under the Securities Act that include securities to be sold on behalf of the Company to the public in underwritten public offerings, holders of Stock Rights may not exercise Stock Rights or sell or otherwise transfer the shares acquired upon exercise of Stock Rights during the 180-day periods following the effective date of such registration statements.



    The Stock Plan provides that in the event of (i) a reorganization, merger or consolidation of the Company with one or more corporations, as a result of which the Company is not the surviving corporation, (ii) a sale of all or substantially all of the assets of the Company to another corporation, (iii) a transaction (or a series of related transactions) in which there is a change in the beneficial ownership, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power or value of the Company's then outstanding equity securities or (iv) the dissolution or liquidation of the Company, the Stock Plan and any Stock Rights outstanding thereunder will terminate unless provision is made in connection with such transaction for the
(a) assumption of such Stock Rights or (b) substitution for such Stock Rights of new incentive awards covering the stock of a successor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and prices. The Committee may also provide, in any option agreement entered into in connection with the Stock Plan, that all or a portion of unvested options accelerate upon a transaction specified in clause (i) or (iii) of the preceding sentence, subject to such terms and conditions as may be approved by the Committee.



    In addition, the Committee may at any time amend, alter, suspend or discontinue the Stock Plan, but, except as provided in the Stock Plan, any such amendment or termination will not adversely affect Stock Rights already granted, even if not vested at the date of such amendment or termination, and such Stock Rights will remain in full force and effect as if the Stock Plan had not been amended or terminated, unless mutually agreed otherwise in writing by the optionee and the Committee. The Stock Plan will expire in May 2006, unless terminated earlier as described in the preceding paragraph.



    In May 1996, 11 employees were granted options to purchase an aggregate of 596,320 shares of Common Stock pursuant to the Stock Plan, including a grant to Mr. Kaswen of 146,853 options. In addition, certain employees of, and consultants to, the Company have been granted options to purchase an aggregate of 225,000 shares of Common Stock pursuant to the Stock Plan at the initial public offering price of the Common Stock in the Offering. None of the stock options granted under the Stock Plan have been exercised. No options were outstanding as of March 31, 1996.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company did not have a Compensation Committee during its 1996 fiscal year. The Board of Directors determined officers' compensation during the 1996 fiscal year. During such fiscal year, the Company engaged in certain transactions with certain of its directors and certain entities affiliated with certain of such directors. See "Certain Transactions."

                              CERTAIN TRANSACTIONS

    The following summarizes various transactions between the Company and certain of its directors or executive officers or entities affiliated with such persons. The Company believes that each such transaction was, and that any future transaction will be, approved in accordance with the DGCL.

THE RECAPITALIZATION


    On March 24, 1995, Holdings issued shares of Holdings Common Stock as follows: each of Messrs. Simons and Turner, 25,000 shares; MCIT, 23,810 shares; and certain persons and entities then affiliated with The Jordan Company, 26,190 shares. Holdings also issued 3,000 shares of Series A Preferred Stock to MCIT.

In  addition, Holdings  issued shares  of Series  B Preferred  Stock as follows:
Stephen Simons, 1,200 shares; Stephen and Debra Simons, 1,200 shares; and Paul Turner, 1,600 shares. Holdings also issued $6 million aggregate principal amount of the Junior Notes to Stephen and Debra Simons and Paul Turner and $11 million aggregate principal amount of the Senior Notes to MCIT. See "The Recapitalization and the Merger."

    CONSULTING AGREEMENT. On March 24, 1995, the Company entered into a management consulting agreement (the "Consulting Agreement") with TJC Management Corporation ("TJCMC"), an affiliate of The Jordan Company, pursuant to which TJCMC was retained to render consulting services to the Company. Pursuant to the Consulting Agreement, TJCMC is entitled to (i) a quarterly fee of $62,500; (ii) an investment banking and sponsorship fee of 2% of the aggregate consideration paid (including non-competition and similar payments, but net of transaction expenses) in connection with an initial public offering of Common Stock, the sale of all or substantially all of the Common Stock or substantially all of the assets of the Company to a company other than an affiliate, or the purchase by the Company of all the equity or substantially all of the assets of a company (other than an affiliate), and (iii) a financial consulting fee of 1% of the amount obtained or made available pursuant to any financing. The fees payable under clauses (ii) and (iii) of the preceding sentence are payable with respect to a transaction only if TJCMC is retained to render services in connection therewith. Pursuant to the Consulting Agreement, TJCMC received a fee of $1.0 million in March 1995 in connection with the consummation of the Recapitalization. The Board of Directors of the Company has agreed to pay TJCMC a fee of $1.0 million in connection with the consummation of the Offering in lieu of any fees payable under clause (ii) above. The Consulting Agreement also provides that if TJCMC renders services outside the ordinary course of business, TJCMC is entitled to an additional amount equal to the value of such services. Also pursuant to the Consulting Agreement, TJCMC and certain of its affiliates are indemnified from certain liabilities related to services performed pursuant to the Consulting Agreement and TJCMC is entitled to reimbursement of reasonable out-of-pocket expenses. The term of the Consulting Agreement generally continues until April 1, 2000.

    NONCOMPETITION AGREEMENTS. Each of Stephen Simons, Debra Simons and Paul Turner has entered into a noncompetition agreement, dated March 24, 1995, pursuant to which each such person agreed, among other things, that until March 24, 1998 he or she will not directly or indirectly engage in, assist or have any active interest in a business located anywhere in the contiguous United States that (i) competes with the Company or (ii) sells to, supplies, provides goods or services to, purchases from or does business in any manner with the Company. Each such person also agreed that until three years from and after the date such person ceases to be employed by the Company, he or she will not directly or indirectly (a) divert or attempt to divert from the Company any business with any customer or account with which he or she had any contact or association, which was under his or her supervision, or the identity of which was learned by him or her as a result of his or her employment with the Company, (b) solicit any person transacting business with the Company to terminate its relationship or association with the Company, or to represent, distribute or sell services or products in competition with the services or products of the Company, or (c) solicit any employee of the Company to leave its employ. Mrs. Simons resigned as an officer of the Company on August 1, 1995 and, therefore, the provisions of the preceding sentence will terminate on August 1, 1998 with respect to Mrs. Simons.

    EMPLOYMENT AGREEMENTS. Each of Stephen Simons and Paul Turner has entered into an Employment Agreement, which is described in "Management--Employment Agreements."

    STOCKHOLDERS AGREEMENT.


    VOTING AND RESTRICTIONS ON TRANSFER. The Company, Stephen Simons, Debra Simons, Paul Turner, MCIT and certain persons and entities affiliated with The Jordan Company (collectively, the "Stockholder Parties") have entered into a subscription and stockholders agreement, dated March 24, 1995 (the "Stockholders Agreement"), pursuant to which each Stockholder Party agreed to vote all shares of Common Stock owned by such Stockholder Party to maintain a Board of Directors consisting of four members, two nominated by Messrs. Simons and Turner and two nominated by the Stockholder Parties other than

Messrs. Simons and Turner and Debra Simons. The Stockholders Agreement also imposes certain restrictions on transferability of the shares of Common Stock owned by the Stockholder Parties. Such voting provisions and restrictions on transfer will terminate upon the consummation of the Offering.


    REGISTRATION RIGHTS. The Stockholders Agreement also provides MCIT with the right, subject to certain exceptions, to include its shares of Common Stock in a registration statement proposed to be filed by the Company in connection with any public offering. MCIT has agreed to waive such right in connection with the Offering and such provision will terminate upon the consummation thereof.


    Also pursuant to the Stockholders Agreement, at any time after the consummation of the Offering (i) if either Messrs. Simons or Turner is no longer employed by the Company, any Stockholder Party holding at least 10% of the outstanding shares of the Common Stock has the right (a "demand registration right") to cause the Company to register its shares of the Common Stock under the Securities Act, subject to certain exceptions, and (ii) the Stockholder Parties have the right (an "incidental registration right") with respect to 8,820,000 shares of Common Stock, if the Company proposes to register any shares of the Common Stock under the Securities Act for sale to the public (other than pursuant to a registration statement on Forms S-4 or S-8, or any successor forms), to require the Company to use its best efforts to cause a requested amount of their shares of Common Stock to be covered by such registration statement, subject to reduction pursuant to a specified formula if the managing underwriter determines that such inclusion would adversely affect the marketing of the shares of Common Stock to be sold by the Company. Pursuant to the Stockholders Agreement, the Company is required to pay all registration expenses in connection with each demand and incidental registration and has agreed to indemnify the Stockholder Parties against, and provide contribution with respect to, certain liabilities under the Securities Act.

    Effective simultaneously with the closing of the Offering, the Company intends to enter into a Registration Rights Agreement with certain of the Stockholder Parties, which will replace and supersede the Stockholders Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Stockholder Parties will have demand registration rights to require the Company to register the number of shares requested to be so registered until such time as such shares of Common Stock (i) are effectively registered under the Securities Act and disposed of in accordance with a registration statement covering such shares, (ii) are saleable by the holder thereof pursuant to Rule 144(k) under the Securities Act or (iii) are distributed for resale pursuant to Rule 144 under the Securities Act ("Registrable Securities"). The Registration Rights Agreement will also provide that, subject to certain exceptions, in no event will the number of demand registrations exceed two for all holders of Registrable Securities. In addition, the Registration Rights Agreement will provide that the Stockholder Parties will have incidental registration rights if the Company proposes to file a registration statement under the Securities Act with respect to an offering of Common Stock (other than a registration statement on Form S-4 or Form S-8 or any successor form thereto or filed solely in connection with an exchange offer or an offering made solely to employees of the Company) to require the Company to include in each such registration all Registrable Securities as each Stockholder Party may request in accordance with the terms of the Registration Rights
Agreement. In the event of any registration effected thereunder, the Registration Rights Agreement will contain certain customary provisions relating to holdback and indemnification arrangements. The Registration Rights Agreement will also provide that all reasonable fees and expenses incident to the performance thereof or compliance therewith by the Company will be borne by the Company.

    The Stockholder Parties have agreed to waive their demand and incidental registration rights for a period of 180 days after the date of this Prospectus. See "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

    MCIT PLEDGE AGREEMENT. Holdings and MCIT entered into a pledge agreement (the "MCIT Pledge Agreement") pursuant to which Holdings pledged to MCIT, as agent for all holders of the Senior Notes, a continuing security interest in and to all issued and outstanding shares of capital stock of Acquisition, including all payments and rights with respect thereto and all proceeds thereof. The MCIT Pledge Agreement will be terminated upon the repayment of the Senior Notes. See "Use of Proceeds."

OTHER

    Simons & Susslin, Inc. ("Susslin") entered into a consultant agreement (the "Susslin Agreement") with Stephen Simons on January 1, 1994. In March 1994, Mr. Simons sold his entire ownership interest in Susslin, which equalled 50% of its common stock, to the other stockholder thereof. The Company purchased approximately $3.6 million, $3.1 million and $8.5 million of components from Susslin in fiscal years 1993, 1994 and 1996, respectively. Management believes that purchases from Susslin during the 1997 fiscal year will be substantially less than those during the 1996 fiscal year. Mr. Simons provides consulting services to Susslin pursuant to the Susslin Agreement for business, sales and marketing activities, in consideration of which Susslin pays Mr. Simons a fee equal to 3% of Susslin's net sales (as defined therein). The Susslin Agreement terminates on December 31, 2002; PROVIDED, that the Susslin Agreement (i) will be automatically renewed for two years, if the total of all consulting fees paid to Mr. Simons pursuant to the Susslin Agreement are less than $1,000,000 on December 31, 2002, (ii) will automatically terminate when the total of all consulting fees paid to Mr. Simons pursuant to the Susslin Agreement equal $1,700,000 and (iii) may be terminated by Mr. Simons at any time upon 30 days' written notice. As of June 30, 1996, Susslin had paid to Mr. Simons an aggregate of $579,238 pursuant to the Susslin Agreement.

    At the end of each of fiscal 1993 and fiscal 1994, the Company paid bonuses to members of senior management. In order to preserve cash flow, each such member of senior management who was also a stockholder of the Company loaned the bonus amount back to the Company. The Company repaid each loan during the next fiscal year. No amounts remain outstanding from any of these loans.

    On November 10, 1995, Peter Turner, the brother of Paul Turner, entered into an employment agreement with the Company (the "Peter Turner Agreement") pursuant to which Peter Turner serves as the Company's manager of product development engineering. Immediately prior to joining the Company, Peter Turner was employed as Senior Engineer and Manufacturing Manager at Cobe Cardiovascular, Inc. based in Arvada, Colorado. The Peter Turner Agreement provides that Peter Turner is entitled to receive, among other things, (i) a salary of $110,000 per year for the first two years of his employment, after which time he will be eligible for his first compensation review, and a cost of living adjustment for each of the first three years of his employment with the Company, (ii) the right to participate in an annual bonus program and receive a guaranteed bonus of at least $30,000 on December 31, 1996 for the first year of employment with the Company, (iii) a one-time relocation allowance of $25,000, (iv) a secured interest-free bridge loan in the principal amount of $150,000, which was repaid to the Company in January 1996 upon the sale of Peter Turner's Colorado home, and (v) mortgage assistance in the amount of $1,600 per month for up to six months.

    In November 1993, Christine Feeter, the former wife of Paul Turner, resigned as Vice President-Marketing of the Company and, in connection therewith, received as severance $100,000 and the continuation of health insurance coverage for one year. In March 1995, the Company and Ms. Feeter entered into agreements pursuant to which, among other things, Ms. Feeter received $310,000 from the Company in consideration of her release of the Company from certain claims. Immediately prior to the Recapitalization, Ms. Feeter sold her entire ownership interest in the Company to Paul Turner.

    For certain additional related transactions, see "Use of Proceeds" and "Management."

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of Common Stock as of September 16, 1996 and as adjusted to give effect to the Offering by (i) each beneficial owner of more than 5% of Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers named in the table under "Management--Executive Compensation," (iv) all directors and executive officers of the Company as a group and (v) each Selling Stockholder. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect of such shares, subject to community property laws where applicable.



                                                                     SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                                        OWNED PRIOR TO           OWNED AFTER
                                                                       THE OFFERING (1)        THE OFFERING (1)
                                                                    ----------------------  ----------------------
                               NAME                                   NUMBER     PERCENT      NUMBER     PERCENT
                              ------                                ----------  ----------  ----------  ----------
Stephen W. Simons (2).............................................   2,205,000        25.0   2,205,000        16.2
Paul Turner (3)...................................................   2,205,000        25.0   2,205,000        16.2
John W. Jordan II (4).............................................     327,308         3.7     327,308         2.4
Adam E. Max (5)...................................................     210,004         2.4     210,004         1.5
Robert Kaswen (6).................................................      29,370      *           29,370      *
MCIT PLC (7)......................................................   2,100,042        23.8   2,100,042        15.4
Leucadia Investors, Inc. (8)......................................     525,010         6.0     525,010         3.9
All directors and executive officers as a group (6 persons) (9)...   4,991,376        56.3   4,991,376        36.5


- ------------------------
*   Less than 1%.


(1) Gives effect to the Merger, which will occur immediately prior to the closing of the Offering. See "The Recapitalization and the Merger."



(2) Includes 1,757,306 shares held by The Simons Revocable Trust, of which Mr. Simons and Debra Simons, Mr. Simons' wife, are trustees. Also includes 213,003 shares held by each of the Debra W. Simons Grantor Retained Annuity Trust and the Stephen W. Simons Grantor Retained Annuity Trust, of which in each case Mr. and Mrs. Simons are two of four trustees. Also includes 21,688 shares held by The Simons Children Irrevocable Trusts, of which Mrs. Simons is one of three trustees and as to which shares Mr. Simons disclaims beneficial ownership. If the Underwriters' over-allotment option is exercised in full, each of the Debra W. Simons Grantor Retained Annuity Trust and the Stephen W. Simons Grantor Retained Annuity Trust will beneficially own 123,003 shares of the Common Stock, or approximately .9% of the total number of shares of the Common Stock outstanding after the Offering, and Mr. Simons will beneficially own an aggregate of 2,025,000 shares of the Common Stock, or approximately 14.9% of the total number of shares of the Common Stock outstanding after the Offering.



(3) Includes  551,250  shares held  by  Turner  Family LP,  a  Colorado  limited partnership (the "Turner Partnership"). Mr. Turner is the sole general partner of the Turner Partnership, and a trust, the trustees of which are persons other than Mr. Turner and the beneficiaries of which are certain family members of Mr. Turner, is the sole limited partner of the Turner Partnership holding a 40% interest in the Turner Partnership. Mr. Turner disclaims beneficial ownership of the 220,500 shares representing the trust's interest in the Turner Partnership. If the Underwriters' over-allotment option is exercised in full, the Turner Partnership will beneficially own 371,250 shares of the Common Stock, or approximately 2.7% of the total number of shares of the Common Stock outstanding after the Offering, and Mr. Turner will beneficially own an aggregate of 2,025,000 shares of the Common Stock, or approximately 14.9% of the total number of shares of the Common Stock outstanding after the Offering.



(4) Includes 327,308 shares held by the John W. Jordan II Revocable Trust, of which Mr. Jordan is trustee. Excludes 2,100,042 shares held by MCIT, which is advised by JZAI, an entity controlled by Mr. Jordan and certain other persons. Mr. Jordan is a partner of The Jordan Company, an entity with which

    Mr. Max and Leucadia Investors, Inc. ("Leucadia"), a New York corporation and a wholly owned subsidiary of Leucadia National Corp., are also affiliated. Mr. Jordan's address is c/o The Jordan Company, 9 West 57th Street, New York, New York 10019.



(5) Mr. Max is a principal of The Jordan Company, an entity with which Mr. Jordan and Leucadia are also affiliated. Mr. Max's address is c/o The Jordan Company, 9 West 57th Street, New York, New York 10019.



(6) Includes 29,370 shares with respect to which Mr. Kaswen has the right to acquire beneficial ownership by virtue of currently exercisable stock options and options that become exercisable within 60 days of August 30, 1996.



(7) If the Underwriters' over-allotment option is exercised in full, MCIT will beneficially own 1,740,042 shares of the Common Stock, or approximately 12.8% of the total number of shares of the Common Stock outstanding after the Offering. MCIT is advised by JZAI, an entity controlled by Mr. Jordan and certain other persons. The principal address of MCIT is c/o Jordan/Zalaznick Advisers, Inc., 9 West 57th Street, New York, New York 10019.



(8) Leucadia is an affiliate of The Jordan Company, an entity with which Messrs. Jordan and Max are also affiliated. The principal address of Leucadia is 315 Park Avenue South, New York, New York 10010.



(9) Includes 44,064 shares with respect to which all directors and executive officers have the right to acquire beneficial ownership by virtue of currently exercisable stock options and options that become exercisable within 60 days of September 16, 1996. If the Underwriters' over-allotment option is exercised in full, all directors and executive officers will beneficially own an aggregate of 4,631,376 shares of the Common Stock, or approximately 33.9% of the total number of shares of the Common Stock outstanding after the Offering.


SELLING STOCKHOLDERS EXERCISE OF OVER-ALLOTMENT OPTION


    If the Underwriters' over-allotment option is exercised in full, the Selling Stockholders will be selling an aggregate of 720,000 shares of Common Stock. The number of shares being sold, and, if sold, the number of shares and percentage of outstanding shares beneficially owned after the Offering, by the following entities will be as follows: MCIT--360,000 shares to be sold, 1,740,042 shares (approximately 12.8%) beneficially owned after the Offering; each of the Debra
W. Simons Grantor Retained Annuity Trust and the Stephen W. Simons Grantor Retained Annuity Trust--90,000 shares to be sold, 123,003 shares (approximately
 .9%) beneficially owned after the Offering; and the Turner Partnership--180,000 shares to be sold, 371,250 shares (approximately 2.7%) beneficially owned after the Offering. If all such shares are sold, each of Messrs. Simons and Turner will beneficially own 2,025,000 shares of the Common Stock, or approximately 14.9% of the total number of shares of the Common Stock outstanding after the Offering. See the "Principal and Selling Stockholders" table above, which indicates the number of shares beneficially owned by each of these individuals
and   entities   after   the   Merger   and   prior   to   the   Offering,   and
"Management--Directors, Executive Officers and Key Employees" and "Certain Transactions," which indicate certain relationships between these individuals and entities and the Company.


                          DESCRIPTION OF CAPITAL STOCK


    The following description of the capital stock of the Company and certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and Amended and Restated Bylaws (the "Bylaws") is a summary and is qualified in its entirety by the provisions of the Certificate and the Bylaws, forms of which have been filed as exhibits to the Registration Statement.


COMMON STOCK

    The authorized capital stock of the Company includes 50,000,000 shares of Common Stock, par value $.01 per share, of which 13,620,000 shares will be outstanding upon the consummation of the Offering. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. The Certificate does not provide for cumulative voting in the election of directors. Accordingly, holders of a majority of shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. See "Risk Factors--Concentration of Ownership." Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription or redemption rights. As of the date hereof, the Common Stock is held of record by approximately 15 stockholders. The transfer agent with respect to the Common Stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

    Pursuant to the Certificate, the Company is authorized to issue 10,000,000 shares of Preferred Stock, which may be issued from time to time in one or more classes or series or both upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each class or series of the Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for Common Stock at a premium or otherwise adversely affect the market price of Common Stock. The Company is not aware of any plans by a third party to seek control of the Company.

    Upon the redemption of the Holdings Preferred Stock, which will be substantially concurrent with the completion of the Offering, no shares of Preferred Stock will be outstanding and the Company has no current plans to issue any shares of Preferred Stock. See "Use of Proceeds."

DELAWARE LAW

    Upon the consummation of this Offering, the Company will be subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly held Delaware corporation from engaging under certain circumstances in a "business combination" (as defined below) with an "interested stockholder" (as defined below) for a period of three years after the date of the transaction in which such stockholder became an interested stockholder, unless (i) prior to the date at which the stockholder became an interested stockholder the Board of Directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder, (ii) the stockholder owned more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent) held on or subsequent to the date of the business combination. An "interested stockholder" is a person who (a) owns 15% or more of the corporation's voting stock or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, the Company will have outstanding 13,620,000 shares of Common Stock assuming no stock options will have been exercised. Of these shares, all of the 4,800,000 shares sold in the Offering will be freely transferable by persons other than "affiliates" of the Company, without restriction or further registration under the Securities Act. The remaining 8,820,000 shares of Common Stock will be

"restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144 or 701. The Stockholder Parties will have rights to demand or participate in future registration shares of Common Stock under the Securities Act initially with respect to 8,820,000 shares of Common Stock. See "Certain Transactions--The Recapitalization."

    In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her shares for at least two years, including an "affiliate" of the Company (as that term is defined under the Securities Act), is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least three years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Affiliates, including members of the Board of Directors and senior management, continue to be subject to such limitations.

    Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors before the date the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons, including the Stock Plan.
Securities issued in reliance on Rule 701 are restricted securities and, beginning 90 days after the date of this Prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements. Such securities will be subject, however, to any lock-up agreements related to such securities.

    The Company and all stockholders and executive officers of the Company have agreed, subject to certain exceptions, not to sell, offer to sell, grant any option (other than pursuant to the Stock Plan) for the sale of or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock (except for shares offered in the Offering) for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. See "Underwriting."

    Prior to the Offering, there has been no public market for the Common Stock. No predictions can be made as to the effect, if any, that public sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market (including shares issued upon the exercise of options that may be granted pursuant to any employee stock option or other equity plan of the Company), or the perception that such sales could occur, could have an adverse effect on the market price. If such sales reduce the market price of Common Stock, the Company's ability to raise additional capital in the equity markets could be adversely affected. See "Risk Factors--No Prior Public Market and Possible Volatility of Stock Price" and "--Future Sales of Common Stock; Shares Eligible for Future Sale."


    The Company intends to file a registration statement under the Securities Act covering 979,020 shares of Common Stock available for issuance under the Stock Plan. See "Management--1996 Stock Plan." Such registration statement relating to the Stock Plan is expected to be filed soon after the date of this Prospectus and will automatically become effective upon filing. As of the date of this Prospectus, 821,320 shares are subject to outstanding options under the Stock Plan.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Robertson, Stephens & Company LLC and Jefferies & Company, Inc. are acting as representatives (the "Representatives"), severally has agreed to purchase the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                                               NUMBER
                                        UNDERWRITER                                          OF SHARES
                                       ------------                                          ----------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.....................................................................
Robertson, Stephens & Company LLC..........................................................
Jefferies & Company, Inc...................................................................

                                                                                             ----------
    Total..................................................................................
                                                                                             ----------
                                                                                             ----------

    In the Purchase Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.

    The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering  price set forth  on the cover  page of this  Prospectus and to certain
dealers at such price less  a concession not in excess  of $       per share  of
Common Stock, and that the Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


    At the request of the Company, the Underwriters have reserved up to 480,000 shares of Common Stock for sale at the initial public offering price to directors, officers, employees, business associates and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.


    The Selling Stockholders have granted to the Underwriters an option to purchase up to an aggregate of 720,000 shares of Common Stock at the initial public offering price, less the underwriting discount. Such option, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter is of the 4,800,000 shares of Common Stock purchased by the Underwriters.

    The Company and all stockholders and executive officers of the Company have agreed, subject to certain exceptions, not to sell, offer to sell, grant any option (other than pursuant to the Stock Plan) for the sale of or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock (except for shares offered in the Offering) for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

    Prior to the Offering, there has been no public market for the shares of Common Stock. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholders and the Representatives. Among the factors considered in such negotiations, in addition to prevailing market conditions, will be current market valuations of publicly traded companies that the Company, the Selling Stockholders and the Underwriters believe to be reasonably comparable to the Company, an assessment of the Company's results of operations in recent periods, estimates of the business potential and earnings prospects of the Company, the current state of the Company's industry and the economies of the Company's principal markets as a whole. The initial public offering price set forth on the cover of the Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price. See "Risk Factors--Future Sales of Common Stock; Shares Eligible for Future Sale" and "-- No Prior Public Market and Possible Volatility of Stock Price." The Common Stock has been approved for quotation on The Nasdaq Stock Market under the symbol "RSHX," subject to commencement of the Offering.


    The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

    The Company and the Selling Stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Common Stock have been passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California, and have been passed upon for the Underwriters by Latham & Watkins, San Francisco, California. Skadden, Arps, Slate, Meagher & Flom has from time to time represented certain of the Underwriters in connection with unrelated legal matters.

                                    EXPERTS

    The consolidated financial statements of RSx Holdings, Inc. and Subsidiaries as of December 31, 1994 and March 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1993 and 1994, the three month period ended March 31, 1995 and the year ended March 31, 1996 that appear in this Prospectus, and the related financial statement schedule that is included in the Registration Statement, have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their reports appearing herein and in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


    The Company has filed with the Securities and Exchange Commission the Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company or the Common Stock, reference is made to the Registration Statement and the schedules and exhibits filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to such Registration Statement. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will be also be available for inspection and copying at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007 and at Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent certified public accountants and with quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain  statements  contained   or  incorporated  by   reference  in   this
Prospectus, including, without limita-tion, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: international, national and local general economic and market conditions; demographic changes; the size and growth of the overall bicycle market or the mountain bike segment thereof; the ability of the Company to sustain, manage or forecast its growth; the popularity of mountain biking and suspension products; the size, timing and mix of purchases of the Company's products; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; dependence on OEMs; liability and other claims asserted against the Company; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; product recalls; warranty costs; the ability to attract and retain qualified personnel; the ability to protect technology; ownership of Common Stock; volatility of stock price; the use of proceeds from the Offering; retention of earnings; and other factors referenced in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including, without limitation, under the captions "Risk Factors," "Use of Proceeds," "Dividend Policy," "Capitalization," "Dilution," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Principal and Selling Stockholders." GIVEN THESE UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporated by reference herein to reflect future events or developments.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES
                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
               PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AND
                            STATEMENTS OF OPERATIONS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Accountants..........................................................................  F-2
Consolidated Financial Statements:
  Consolidated Balance Sheets..............................................................................  F-3
  Consolidated Statements of Operations....................................................................  F-4
  Consolidated Statements of Stockholders' Equity (Deficit)................................................  F-5
  Consolidated Statements of Cash Flows....................................................................  F-6
Notes to Consolidated Financial Statements.................................................................  F-7
Pro Forma Condensed Consolidated Balance Sheet.............................................................  F-21
Pro Forma Condensed Consolidated Statement of Operations...................................................  F-22
Pro Forma Condensed Consolidated Statement of Operations...................................................  F-23
Notes to Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations.......................  F-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
RSx Holdings, Inc. and Subsidiaries:

    We have audited the accompanying consolidated balance sheets of RSx Holdings, Inc. and Subsidiaries as of December 31, 1994 and March 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1993 and 1994, the three month period ended March 31, 1995 and the year ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RSx Holdings, Inc. and Subsidiaries as of December 31, 1994 and March 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for the years ended December 31, 1993 and 1994, the three month period ended March 31, 1995 and the year ended March 31, 1996 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

San Jose, California
May 21, 1996, except for Note 14,
as to which the date is September 25, 1996

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                       MARCH 31,
                                                    DECEMBER 31,   ------------------
                                                        1994         1995      1996
                                                    ------------   --------  --------   JUNE 30,
                                                                                          1996
                                                                                       -----------
                                                                                       (UNAUDITED)
Current assets:
  Cash and cash equivalents.......................    $ 1,208      $  1,310  $  1,808   $  2,914
  Trade accounts receivable, net of allowance for
   doubtful accounts of $16 in 1994, $41 in 1995,
   $1,432 in 1996 and $1,421 at June 30, 1996.....      6,039         5,390     5,571      5,736
  Inventories.....................................      4,059         4,350     8,436      7,762
  Prepaid expenses and other current assets.......        415           483       397        779
  Deferred income taxes...........................        538         1,507     3,805      3,805
                                                    ------------   --------  --------  -----------
    Total current assets..........................     12,259        13,040    20,017     20,996
Property and equipment, net.......................      1,116         1,295     4,313      5,211
Capitalized financing costs, net..................                    3,203     2,513      2,353
Other assets, net.................................        118           141        89        105
                                                    ------------   --------  --------  -----------
      Total assets................................    $13,493      $ 17,679  $ 26,932   $ 28,665
                                                    ------------   --------  --------  -----------
                                                    ------------   --------  --------  -----------

                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Trade accounts payable..........................    $ 3,908      $  3,069  $  1,769   $  5,590
  Accounts payable to related party...............        418           733       494        254
  Accrued incentive compensation payable to
   officers.......................................     --             --        2,125        750
  Accrued liabilities.............................        940         3,299    10,302      9,230
  Bank line of credit.............................     --             1,250     --        --
  Current portion of notes payable to related
   parties........................................        998           250     --        --
  Current portion of long-term bank debt..........     --             2,500     3,000      3,375
                                                    ------------   --------  --------  -----------
    Total current liabilities.....................      6,264        11,101    17,690     19,199
Deferred income taxes.............................         41         --        --
Long-term bank debt, net of current portion.......     --            27,500    24,500     23,375
Notes payable to related parties, net of current
 portion..........................................     --            17,000    17,000     17,000
                                                    ------------   --------  --------  -----------
    Total liabilities.............................      6,305        55,601    59,190     59,574
                                                    ------------   --------  --------  -----------
Commitments and contingencies (Notes 5 and 8).
Mandatorily redeemable preferred stock issued to
 stockholders, $1.00 par value:
  Authorized: no shares in 1994 and 9,132 shares
   in 1995 and 1996;
  Issued and outstanding: no shares in 1994 and
   7,000 shares in 1995 and 1996; Redemption and
   liquidation value of $7,000 in 1995 and $7,357
   in 1996........................................     --             7,000     7,357      7,449
                                                    ------------   --------  --------  -----------
Common stock, $0.01 par value:
  Authorized: 8,820,000 shares in 1994, 1995 and
   1996
   and 9,799,020 shares at June 30, 1996;
  Issued and outstanding: 8,820,000 shares in
   1994, 1995, 1996 and at June 30, 1996..........          1            88        88         88
Additional paid-in capital........................     --               412       412        412
Distributions in excess of net book value.........     --           (45,422)  (45,422)   (45,422)
Retained earnings.................................      7,187                   5,307      6,564
                                                    ------------   --------  --------  -----------
    Total stockholders' equity (deficit)..........      7,188       (44,922)  (39,615)   (38,358)
                                                    ------------   --------  --------  -----------
      Total liabilities, mandatorily redeemable
       preferred stock and stockholders' equity
       (deficit)..................................    $13,493      $ 17,679  $ 26,932   $ 28,665
                                                    ------------   --------  --------  -----------
                                                    ------------   --------  --------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       YEAR ENDED       THREE MONTHS      YEAR        THREE MONTHS
                                                      DECEMBER 31,    ENDED MARCH 31,     ENDED      ENDED JUNE 30,
                                                    ----------------  ----------------  MARCH 31,   ----------------
                                                     1993     1994     1994     1995      1996       1995     1996
                                                    -------  -------  -------  -------  ---------   -------  -------
                                                                     (UNAUDITED)                      (UNAUDITED)
Net sales.........................................  $30,941  $37,900  $ 9,936  $14,279   $83,509    $18,784  $21,378
Cost of sales.....................................   20,113   24,477    6,142    9,590    54,110     12,285   13,733
                                                    -------  -------  -------  -------  ---------   -------  -------
    Gross profit..................................   10,828   13,423    3,794    4,689    29,399      6,499    7,645
                                                    -------  -------  -------  -------  ---------   -------  -------
Selling, general and administrative expense.......    5,098    4,210      887    5,404    11,220      2,634    2,916
Research, development and engineering expense.....    1,536    2,073      405    2,223     3,401        777    1,243
                                                    -------  -------  -------  -------  ---------   -------  -------
                                                      6,634    6,283    1,292    7,627    14,621      3,411    4,159
                                                    -------  -------  -------  -------  ---------   -------  -------
    Income (loss) from operations.................    4,194    7,140    2,502   (2,938)   14,778      3,088    3,486
Interest income...................................       20       15                 7       136      --          49
Interest expense..................................      (36)     (21)      (9)     (58)   (5,786)    (1,484)  (1,341)
                                                    -------  -------  -------  -------  ---------   -------  -------
    Income (loss) before income taxes.............    4,178    7,134    2,493   (2,989)    9,128      1,604    2,194
Provision for (benefit from) income taxes.........    1,521    2,420      845     (653)    3,464        610      845
                                                    -------  -------  -------  -------  ---------   -------  -------
      Net income (loss)...........................  $ 2,657  $ 4,714  $ 1,648  $(2,336)  $ 5,664    $   994  $ 1,349
                                                    -------  -------  -------  -------  ---------   -------  -------
                                                    -------  -------  -------  -------  ---------   -------  -------
Net income (loss).................................  $ 2,657  $ 4,714  $ 1,648  $(2,336)  $ 5,664        994    1,349
Accretion for dividends on mandatorily redeemable
 preferred stock..................................    --       --       --       --          357         94       92
                                                    -------  -------  -------  -------  ---------   -------  -------
Net income (loss) available to common
 stockholders.....................................  $ 2,657  $ 4,714  $ 1,648  $(2,336)  $ 5,307    $   900  $ 1,257
                                                    -------  -------  -------  -------  ---------   -------  -------
                                                    -------  -------  -------  -------  ---------   -------  -------
Net income (loss) per share.......................  $  0.29  $  0.51  $  0.18  $ (0.25)  $  0.57    $  0.10  $  0.14
                                                    -------  -------  -------  -------  ---------   -------  -------
                                                    -------  -------  -------  -------  ---------   -------  -------
Shares used in per share calculations.............    9,240    9,240    9,240    9,240     9,240      9,240    9,240
                                                    -------  -------  -------  -------  ---------   -------  -------
                                                    -------  -------  -------  -------  ---------   -------  -------

  The accompanying notes are an integral part of these consolidated financial statements.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)

                                                                        DISTRIBUTIONS
                                           COMMON STOCK    ADDITIONAL   IN EXCESS OF
                                          --------------    PAID-IN       NET BOOK      RETAINED
                                          SHARES  AMOUNT    CAPITAL         VALUE       EARNINGS    TOTAL
                                          ------  ------   ----------   -------------   --------   --------
Balances, January 1, 1993...............   8,820   $ 1       --             --          $   166    $    167
  Dividends declared....................    --     --        --             --              (50)        (50)
  Net income............................    --     --        --             --            2,657       2,657
                                          ------  ------     -----      -------------   --------   --------
Balances, December 31, 1993.............   8,820     1       --             --            2,773       2,774
  Dividends declared....................    --     --        --             --             (300)       (300)
  Net income............................    --     --        --             --            4,714       4,714
                                          ------  ------     -----      -------------   --------   --------
Balances, December 31, 1994.............   8,820     1       --             --            7,187       7,188
  Net loss..............................    --     --        --             --           (2,336)     (2,336)
  Issuance of common stock..............   8,820     1        $499          --            --            500
  Recapitalization and distributions to
   stockholders.........................  (8,820)   86         (87)       $(45,422)      (4,851)    (50,274)
                                          ------  ------     -----      -------------   --------   --------
Balances, March 31, 1995................   8,820    88         412         (45,422)       --        (44,922)
  Accretion for dividends on mandatorily
   redeemable preferred stock...........    --     --        --             --             (357)       (357)
  Net income............................    --     --        --             --            5,664       5,664
                                          ------  ------     -----      -------------   --------   --------
Balances, March 31, 1996................   8,820    88         412         (45,422)       5,307     (39,615)
  Accretion for dividends on mandatorily
   redeemable preferred stock...........    --     --        --             --              (92)        (92)
  Net income............................    --     --        --             --            1,349       1,349
                                          ------  ------     -----      -------------   --------   --------
Balances, June 30, 1996 (unaudited).....   8,820   $88        $412        $(45,422)     $ 6,564    $(38,358)
                                          ------  ------     -----      -------------   --------   --------
                                          ------  ------     -----      -------------   --------   --------

  The accompanying notes are an integral part of these consolidated financial statements.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                      YEAR ENDED           THREE MONTHS         YEAR       THREE MONTHS ENDED
                                                     DECEMBER 31,        ENDED MARCH 31,        ENDED           JUNE 30,
                                                 --------------------  --------------------   MARCH 31,   --------------------
                                                   1993       1994       1994       1995        1996        1995       1996
                                                 ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                                       (UNAUDITED)                            (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)............................  $   2,657  $   4,714  $   1,648  $  (2,336)  $   5,664   $     994  $   1,349
  Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operating
   activities:
    Depreciation and amortization..............        127        193         34         78       1,746         287        616
    Provision for doubtful accounts............     --         --         --             32       1,518         901     --
    Provision for excess and obsolete
     inventories...............................     --             69     --         --           2,009         920     --
    Deferred income taxes......................        (57)      (388)    --         (1,010)     (2,298)        (41)    --
    Changes in operating assets and
     liabilities:
      Trade accounts receivable................     (1,927)    (2,874)        13        617      (1,699)     (1,179)      (164)
      Inventories..............................     (1,237)      (803)       849       (291)     (6,095)     (1,848)       674
      Prepaid expenses and other current
       assets..................................        (60)      (268)      (490)       (68)         86         238       (382)
      Trade accounts payable and accrued
       liabilities.............................        793      1,738       (484)     1,835       7,589       2,846      1,133
                                                 ---------  ---------  ---------  ---------  -----------  ---------  ---------
        Net cash provided by (used in)
         operating activities..................        296      2,381      1,570     (1,143)      8,520       3,118      3,226
                                                 ---------  ---------  ---------  ---------  -----------  ---------  ---------
Cash flows from investing activities:
  Purchase of property and equipment...........       (275)      (890)      (135)      (409)     (4,074)       (586)    (1,354)
  Other........................................          2         (1)         1        129          52      --            (16)
                                                 ---------  ---------  ---------  ---------  -----------  ---------  ---------
        Net cash used in investing
         activities............................       (273)      (891)      (134)      (280)     (4,022)       (586)    (1,370)
                                                 ---------  ---------  ---------  ---------  -----------  ---------  ---------
Cash flows from financing activities:
  Proceeds from issuance of bank debt..........     --         --         --         31,250      --          --         --
  Repayment of short-term borrowings and
   bank debt...................................        (20)    --         --         --          (3,750)     (1,875)      (750)
  Payment of financing costs...................     --         --         --         (3,203)     --          --         --
  Repayment of notes payable to related
   parties.....................................     (1,581)    (1,345)      (170)      (998)       (250)       (250)    --
  Issuance of notes payable to related
   parties.....................................      1,770        998     --         11,250      --          --         --
  Proceeds from issuance of mandatorily
   redeemable preferred stock..................     --         --         --          3,000      --          --         --
  Payment of dividends.........................        (20)      (300)    --         --          --          --         --
  Proceeds from issuance of common stock.......     --         --         --            500      --          --         --
  Distributions related to reorganization......     --         --         --        (40,274)     --          --         --
                                                 ---------  ---------  ---------  ---------  -----------  ---------  ---------
        Net cash provided by (used in)
         financing activities..................        149       (647)      (170)     1,525      (4,000)     (2,125)      (750)
                                                 ---------  ---------  ---------  ---------  -----------  ---------  ---------
Net increase in cash and cash equivalents......        172        843      1,266        102         498         407      1,106
Cash and cash equivalents, beginning of
 period........................................        193        365        365      1,208       1,310       1,310      1,808
                                                 ---------  ---------  ---------  ---------  -----------  ---------  ---------
Cash and cash equivalents, end of period.......  $     365  $   1,208  $   1,631  $   1,310   $   1,808   $   1,717  $   2,914
                                                 ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  -----------  ---------  ---------
Supplemental disclosure of cash flow
 information:
  Income taxes paid............................  $   1,298  $   3,232     --         --       $   4,180   $      25  $   1,292
  Interest paid................................          5         21     --      $      21       4,939         588      1,741
  Dividends declared but not paid..............         30     --         --         --          --          --         --
  Noncash distributions in excess of net book
   value--Mandatorily redeemable preferred
   stock.......................................     --         --         --          4,000      --          --         --
  Noncash distributions in excess of net book
   value--Junior subordinated notes............     --         --         --          6,000      --          --         --
  Accretion for dividends on mandatorily
   redeemable preferred stock..................     --         --         --         --             357          94         92

  The accompanying notes are an integral part of these consolidated financial statements.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INFORMATION AS OF JUNE 30, 1996 AND FOR THE THREE MONTHS ENDED
              MARCH 31, 1994, JUNE 30, 1995 AND 1996 IS UNAUDITED)

1.  RECAPITALIZATION AND NATURE OF OPERATIONS:

    RECAPITALIZATION:

    RSx  Holdings, Inc.  (the Company)  was formed  in March  1995 as  a holding company which acquired all of the outstanding shares of capital stock of RockShox, Inc., a California corporation (Old RockShox) and the predecessor of ROCKSHOX, INC., a Delaware corporation (RockShox), in a series of transactions that occurred on March 24, 1995. On March 24, 1995, the stockholders of Old RockShox transferred all of the outstanding shares of capital stock of Old RockShox to the Company and RSx Acquisition, Inc. (Acquisition). In exchange therefor, the stockholders of Old RockShox received consideration of $50,274,000, which consisted of $39,049,000 of cash, $6,000,000 aggregate principal amount of junior subordinated notes payable of the Company (junior notes), $4,000,000 of non-convertible mandatorily redeemable Series B preferred stock of the Company (Series B Preferred Stock), 50% of the common stock of the Company and $1,225,000 paid to third parties for fees and expenses on behalf of the Old RockShox stockholders. The Company then acquired all of the capital stock of Acquisition and contributed to Acquisition all of the Company's shares of capital stock of Old RockShox, whereupon Old RockShox became a wholly owned subsidiary of Acquisition. Old RockShox was then merged into Acquisition and Acquisition changed its name to ROCKSHOX, INC. The transactions described in this paragraph are collectively referred to as the Recapitalization.


    As part of the Recapitalization, MCIT PLC and certain persons and entities affiliated with The Jordan Company (Jordan) purchased the remaining 50% of the common stock of the Company, $11,000,000 aggregate principal amount of senior subordinated notes payable of the Company (senior notes and, together with the junior notes, subordinated notes) and $3,000,000 of non-convertible mandatorily redeemable Series A preferred stock of the Company (Series A Preferred Stock) for an aggregate purchase price of approximately $14,500,000. Acquisition also entered into a $36,000,000 bank credit facility in connection with the Recapitalization pursuant to which Acquisition borrowed $30,000,000 under a term loan, and was permitted to borrow up to $6,000,000 under a bank line of credit.


    The transaction has been accounted for as a recapitalization and accordingly, no change in the accounting basis of Old RockShox assets has been made in the accompanying consolidated financial statements. The amount of consideration paid and securities issued to the stockholders of Old RockShox of $50,274,000 exceeded Old RockShox's net assets of $4,852,000 on the date of the Recapitalization by $45,422,000. This amount has been recorded within the equity section as distributions in excess of net book value.

    NATURE OF OPERATIONS:

    The Company designs, manufactures and markets high performance bicycle suspension products. The Company currently markets ten front suspension forks and three rear shocks under its JUDY, INDY, QUADRA, MAG and DELUXE product lines. The Company's products are primarily sold to bicycle manufacturers
(OEMs), who incorporate ROCKSHOX branded components as part of new, fully assembled mountain bikes sold worldwide, and directly to independent bicycle dealers (IBDs) and through distributors (together with IBDs, the retail accessory market). For the years ended December 31, 1993 and 1994, the three months ended March 31, 1995, the year ended March 31, 1996 and the three months ended June 30, 1996, approximately 63%, 65%, 62%, 68% and 62%, respectively, of the Company's total net sales were to OEMs. For the years ended December 31, 1993 and 1994, the three months ended March 31, 1995, the year ended March 31, 1996 and the three months ended June 30, 1996, approximately 37%, 35%, 38%, 32% and 38%, respectively, of the Company's total net sales were to the retail accessory market.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF JUNE 30, 1996 AND FOR THE THREE MONTHS ENDED
              MARCH 31, 1994, JUNE 30, 1995 AND 1996 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    PRINCIPLES OF CONSOLIDATION:

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and amounts have been eliminated.

    FISCAL YEAR END:

    Effective March 31, 1995, the Company changed its fiscal year end from December 31 to March 31 to more closely correspond with the Company's product model year and business cycle.

    USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RISKS AND UNCERTAINTIES:

    Substantially   all  of   the  Company's   historical  revenues   have  been
attributable to sales of mountain bike front suspension forks and, therefore, any material decline or prolonged lack of growth in the popularity of, or market demand for, mountain bike suspension forks, in general, or the Company's products, in particular, could have a material adverse effect on the Company or its prospects. The markets for bicycle components, in general, and bicycle suspension products, in particular, are highly competitive. In order to build or retain its market share, the Company must continue to successfully compete in the areas that influence the purchasing decisions of OEMs, distributors, IBDs and consumers, including design, price, quality, technology, distribution, marketing, style, brand image and customer service.

    The Company does not currently have long-term contracts with any of its vendors, nor does the Company currently have multiple vendors for all parts, tooling, supplies or services critical to the Company's manufacturing processes. Failure of a key supplier to meet the Company's product needs on a timely basis, loss of a key supplier or significant disruption in the Company's production or distribution activities for any other reason, including an earthquake or other catastrophic event, could have a material adverse effect on the Company or its prospects.

    While the Company is currently manufacturing its products only in the United States, the bicycle industry is, and many of the Company's OEM customers are, highly dependent on manufacturing in overseas locations. Changes in economic conditions, currency exchange rates, tariff regulations, local content laws or other trade restrictions or political instability (International Conditions) could adversely affect the cost or availability of products sold by or to the bicycle industry as a whole and the Company's OEM customers in particular, any of which could have a material adverse effect on the Company or its prospects. In addition, insufficient international consumer demand for mountain bikes and related products, including the Company's products, whether due to changes in International Conditions, consumer preferences or other factors, could have a material adverse effect on the Company or its prospects.

    CONCENTRATIONS OF CREDIT RISK:

    Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of trade accounts receivable and cash and cash equivalents.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF JUNE 30, 1996 AND FOR THE THREE MONTHS ENDED
              MARCH 31, 1994, JUNE 30, 1995 AND 1996 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    The Company performs ongoing credit evaluations, generally does not require collateral of its customers and maintains allowances for potential credit losses. At March 31, 1996, three OEM customers accounted for 32.3%, 16.3% and 12.9% of accounts receivable. At March 31, 1995, two OEM customers accounted for 16.1% and 9.8% of accounts receivable. At December 31, 1994, two OEM customers accounted for 21.3% and 14.3% of accounts receivable. (See Note 13 for concentrations of revenue.)

    Substantially all cash balances are held in two financial institutions domiciled in the United States.

    CASH EQUIVALENTS:

    The Company considers all investments purchased with original or remaining maturities of less than three months at the date of purchase to be cash equivalents.

    INVENTORIES:

    Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

    PROPERTY AND EQUIPMENT:

    Property and equipment are recorded at cost and are depreciated over their estimated useful lives of one to seven years using the straight line method. Leasehold improvements are amortized over the length of the lease or estimated useful life, whichever is less. Major additions and betterments are capitalized, while replacements, maintenance and repairs that do not improve or extend the life of the assets are charged to expense. In the period assets are retired or otherwise disposed of, the costs and related accumulated depreciation and amortization are removed from the accounts, and any gain or loss on disposal is included in results of operations.

    CAPITALIZED FINANCING COSTS:

    Capitalized financing costs associated with the issuance of the bank debt and subordinated notes are being amortized over the terms of the related debt using the straight-line method for the line of credit and the interest method for the term loan and subordinated notes. Amortization expense for the year ended March 31, 1996 was $690,000. There was no amortization expense for the years ended December 31, 1993 and 1994 and the amount was immaterial for the three month period ended March 31, 1995.

    REVENUE RECOGNITION:

    The Company recognizes revenue, net of allowances for estimated returns, upon shipment of product.

    RESEARCH, DEVELOPMENT AND ENGINEERING:

    Research, development and engineering expenses are charged to operations as incurred.

    WARRANTY:

    All of the Company's suspension products are covered by a one-year limited warranty. Estimated future costs of repair, replacement or customer accomodation are accrued and charged to cost of sales based upon estimates of future product returns and repair costs derived from historical product sales information and analyses of historical data. In estimating the level of accrual, the Company's management makes assumptions relating to the level of product returns and costs of repair. Management reviews the adequacy of these assumptions based on historical experience.

    ADVERTISING COSTS:

    Advertising costs are charged to operations as incurred. Advertising costs were $523,000, $594,000, $342,000 and $1,089,000 for the years ended December
31, 1993 and 1994, the three months ended March 31, 1995 and the year ended March 31, 1996, respectively.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF JUNE 30, 1996 AND FOR THE THREE MONTHS ENDED
              MARCH 31, 1994, JUNE 30, 1995 AND 1996 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    INCOME TAXES:

    The Company's provision for (benefit from) income taxes comprises its estimated tax liability currently payable and the change in its deferred income taxes. Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to affect taxable income.

    RECENT ACCOUNTING PRONOUNCEMENTS:

    During March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS 121), which requires the Company to review for impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 will become effective for the Company's 1997 fiscal year. The Company has studied the implications of SFAS No. 121 and, based on its initial evaluation, does not expect SFAS 121 to have a material impact on the Company's financial condition or results of operations.

    During October 1995, the Financial Accounting Standards Board issued Statement No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," which established a fair value based method of accounting for stock-based compensation plans. The Company is currently following the requirements of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company plans to adopt SFAS 123 during fiscal 1997 utilizing the disclosure alternative.

    COMPUTATION OF NET INCOME (LOSS) PER SHARE:

    Net income (loss) per share is computed using the weighted average number of common shares outstanding during the period and, pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, all common and common equivalent shares issued during the twelve months preceding the filing date of RockShox's initial public offering (the Offering) have been included in the calculation of the number of shares used to determine net income (loss) per share as if the shares had been outstanding for all periods presented using the treasury stock method.

    INTERIM FINANCIAL DATA (UNAUDITED):

    The unaudited financial statements for the three months ended March 31, 1994, June 30, 1995 and June 30, 1996 have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations in accordance with generally accepted accounting principles.

    RECLASSIFICATIONS:

    Certain amounts in the prior periods' financial statements have been reclassified to conform to the fiscal 1996 presentation. These reclassifications did not change previously reported stockholders' equity (deficit) or net income
(loss).

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF JUNE 30, 1996 AND FOR THE THREE MONTHS ENDED
              MARCH 31, 1994, JUNE 30, 1995 AND 1996 IS UNAUDITED)

3.  INVENTORIES (IN THOUSANDS):

                                                                               MARCH 31,
                                                           DECEMBER 31,   --------------------
                                                               1994         1995       1996
                                                           -------------  ---------  ---------   JUNE 30,
                                                                                                   1996
                                                                                                -----------
                                                                                                (UNAUDITED)
Raw materials............................................    $   3,493    $   2,719  $   5,320   $   5,889
Finished goods...........................................          566        1,631      3,116       1,873
                                                                ------    ---------  ---------  -----------
                                                             $   4,059    $   4,350  $   8,436   $   7,762
                                                                ------    ---------  ---------  -----------
                                                                ------    ---------  ---------  -----------

    Any misjudgment by the Company or any of its OEM customers of the demand for any of its respective products may cause the Company's excess and obsolete inventory to exceed estimated allowances for such inventory.

4.  PROPERTY AND EQUIPMENT, NET (IN THOUSANDS):

                                                                              MARCH 31,
                                                          DECEMBER 31,   --------------------
                                                              1994         1995       1996
                                                          -------------  ---------  ---------   JUNE 30,
                                                                                                  1996
                                                                                               -----------
                                                                                               (UNAUDITED)
Furniture and fixtures..................................    $     708    $     777  $   1,553   $   2,049
Machinery and equipment.................................          493          669      2,870       3,425
Leasehold improvements..................................          121          141        251         230
                                                               ------    ---------  ---------  -----------
                                                                1,322        1,587      4,674       5,704
Less accumulated depreciation and amortization..........         (359)        (437)    (1,493)     (1,672)
                                                               ------    ---------  ---------  -----------
                                                                  963        1,150      3,181       4,032
Construction in progress................................          153          145      1,132       1,179
                                                               ------    ---------  ---------  -----------
                                                            $   1,116    $   1,295  $   4,313   $   5,211
                                                               ------    ---------  ---------  -----------
                                                               ------    ---------  ---------  -----------

    Depreciation and amortization expense on property and equipment for the years ended December 31, 1993 and 1994, the three months ended March 31, 1995 and the year ended March 31, 1996 was $127,000, $193,000, $78,000 and
$1,056,000, respectively.

5.  ACCRUED LIABILITIES (IN THOUSANDS):

                                                                             MARCH 31,
                                                         DECEMBER 31,   --------------------
                                                             1994         1995       1996
                                                         -------------  ---------  ---------   JUNE 30,
                                                                                                 1996
                                                                                              -----------
                                                                                              (UNAUDITED)
Accrued payroll and benefits...........................    $     524    $     396  $   1,401   $   1,169
Accrued income taxes payable...........................                       507      1,823       1,357
Accrued warranty.......................................           50          300      4,231       4,731
Accrued interest payable...............................                        55        902         321
Accrued reorganization costs...........................                       995
Other..................................................          366        1,046      1,945       1,652
                                                              ------    ---------  ---------  -----------
                                                           $     940    $   3,299  $  10,302   $   9,230
                                                              ------    ---------  ---------  -----------
                                                              ------    ---------  ---------  -----------

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF JUNE 30, 1996 AND FOR THE THREE MONTHS ENDED
              MARCH 31, 1994, JUNE 30, 1995 AND 1996 IS UNAUDITED)

5.  ACCRUED LIABILITIES (IN THOUSANDS): (CONTINUED)
    The Company had $4,231,000 and $4,731,000 in accrued warranty costs at March 31 and June 30, 1996, respectively. There can be no assurance that such accrued liabilities may not change in the future or that future warranty costs for sales made through such dates will not be greater than the amounts accrued by the Company on its consolidated financial statements, either of which could have a material adverse effect on the Company or its prospects. No provision for these possible excess warranty costs has been recorded in the accompanying financial statements.

6.  RELATED PARTY TRANSACTIONS:

    CONSULTING AND EMPLOYMENT AGREEMENTS:

    In connection with the Recapitalization on March 24, 1995 (see Note 1), the Company entered into annual employment agreements (the Employment Agreements) with the Company's President and Vice President of Advanced Research, and a management consulting agreement (the Consulting Agreement) with an affiliate of Jordan.

    The Employment Agreements are dated as of March 24, 1995, were initially for one-year terms and automatically renew for additional one-year terms, not to exceed four one-year renewal terms in total, at the election of the applicable officer. Under the terms of the Employment Agreements, initial payments of an aggregate of $4,700,000 were made, of which $2,820,000 was charged to selling, general and administrative expense and $1,880,000 was charged to research and development expense in the statement of operations for the three month period ended March 31, 1995. The Employment Agreements provide for aggregate annual salaries of $500,000 plus certain additional incentive compensation pursuant to a bonus plan (the Bonus Plan). The payments under the Bonus Plan are based upon the Company's operating results up to maximum aggregate payments of $3,000,000 for any one fiscal year during the period commencing April 1, 1995 and ending March 31, 2000, but not to exceed an aggregate of $10,000,000 during such period, for the Company's President and Vice President of Advanced Research. Aggregate incentive compensation earned under the Bonus Plan was $2,125,000 for the fiscal year ended March 31, 1996, of which $1,062,500 was charged to selling, general and administrative expense and $1,062,500 was charged to research and development expense in the statement of operations.

    The Consulting Agreement is dated as of March 24, 1995 and generally continues until April 1, 2000. Under the terms of the Consulting Agreement, an affiliate of Jordan is entitled to a quarterly consulting fee of $62,500, potential fees relating to certain future transactions and reimbursement for any reasonable expenses.

    NOTES PAYABLE:

    In connection with the Recapitalization, the Company issued $11,000,000 aggregate principal amount of senior notes to MCIT PLC and $6,000,000 aggregate principal amount of junior notes to certain stockholders of the Company (see
Note 1). Each of the subordinated notes bear interest at 13.5% per annum, with the interest payable semi-annually. Principal payments begin in 2003, with the final installments on the senior notes and the junior notes due in 2005 and 2006, respectively.

    The senior notes include provisions to accelerate payment based upon default or violation of restrictive covenants contained in the Company's bank debt agreement (see Note 7). The agreement pursuant to which the senior notes were issued contains a covenant that requires the Company to maintain a certain financial ratio and prohibits the payment of any dividend or distribution on account of any class of the Company's capital stock, except a dividend payable solely in shares of that class of stock, or a dividend payable to holders of Series A and B Preferred Stock provided sufficient funds are available.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF JUNE 30, 1996 AND FOR THE THREE MONTHS ENDED
              MARCH 31, 1994, JUNE 30, 1995 AND 1996 IS UNAUDITED)

6.  RELATED PARTY TRANSACTIONS: (CONTINUED)
    The Company and MCIT PLC entered into a pledge agreement pursuant to which the Company pledged to MCIT PLC, as agent for all holders of senior notes, a continuing security interest in and to all issued and outstanding shares of capital stock of Acquisition, including all payments and rights with respect thereto and all proceeds thereof.

    At March 31, 1995, the Company had a noncollateralized note payable of $250,000 to a stockholder due June 24, 1995. The Company repaid this note during fiscal 1996.

    INVENTORY PURCHASES:

    For the years ended December 31, 1993 and 1994, the three months ended March 31, 1995 and the year ended March 31, 1996, the Company paid $3,595,000,
$3,118,000,  $1,271,000  and  $8,529,000,  respectively, to  a  supplier  of raw materials. Prior to March 18, 1994, the President of the Company owned 50% of the common stock of this supplier. The President sold such stock on March 18, 1994. The President provides consulting services to this supplier, in consideration of which the President receives payments of approximately 3% of this supplier's net sales (as defined), generally through 2002.

    STOCKHOLDERS AGREEMENT:


    The Company, Stephen Simons, Debra Simons, Paul Turner, MCIT PLC and certain persons and entities affiliated with Jordan (collectively, the Stockholder Parties) have entered into a subscription and stockholders agreement, dated March 24, 1995 (the Stockholders Agreement), pursuant to which each Stockholder Party agreed to vote all shares of common stock of the Company owned by such Stockholder Party to maintain a Board of Directors consisting of four members, two nominated by Stephen Simons and Paul Turner and two nominated by the Stockholder Parties other than Messrs. Simons and Turner and Debra Simons. The Stockholders Agreement also imposes certain restrictions on transferability of the shares of common stock of the Company owned by the Stockholder Parties. Such voting provisions and restrictions on transfer will terminate upon the consummation of the Offering. The Stockholders Agreement also provides MCIT PLC with the right, subject to certain exceptions, to include its shares of common stock of the Company in a registration statement proposed to be filed by RockShox in connection with any public offering. MCIT has agreed to waive such right in connection with the Offering and such provision will terminate upon the consummation thereof.


7.  BANK DEBT:
    The Company's wholly owned subsidiary, RockShox, has a bank line of credit, subject to renewal on March 31, 2001, under which it may borrow up to $6,000,000. At March 31, 1996, no borrowings were outstanding under the bank line of credit. Borrowings under the bank line of credit are guaranteed by the Company.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF JUNE 30, 1996 AND FOR THE THREE MONTHS ENDED
              MARCH 31, 1994, JUNE 30, 1995 AND 1996 IS UNAUDITED)

7.  BANK DEBT: (CONTINUED)
    In connection with the Recapitalization (see Note 1), Acquisition entered into a bank term loan of $30,000,000, pursuant to which escalating quarterly installment payments began on June 30, 1995 with the final installment due on March 31, 2001. The annual principal maturities during the years ending March 31, are as follows (IN THOUSANDS):

1997.......................................................................  $   3,000
1998.......................................................................      4,500
1999.......................................................................      5,600
2000.......................................................................      6,800
2001.......................................................................      7,600
                                                                             ---------
                                                                             $  27,500
                                                                             ---------
                                                                             ---------

    Both the bank line of credit and the term loan are collateralized by the assets of the Company and bear interest at a floating rate that changes depending on the Company's leverage ratio, subject to a maximum annual borrowing rate, as defined in the agreement (8.56% at March 31, 1996). Interest is payable quarterly. The credit agreement contains covenants, the more restrictive of which requires the maintenance of various financial ratios and, among other things, restricts additional borrowings and the sale of assets. In addition, the credit agreement restricts the ability of RockShox to pay a dividend or other distribution on account of any shares of any class of capital stock of Rockshox, except a dividend payable solely in shares of that class of stock or in any junior class of stock to the holders of that class.

    The credit agreement contains certain prepayment requirements relating to the cash flows of RockShox, sale of certain assets and additional issuance of debt. The Company is required to make a mandatory prepayment on June 30 following the end of the fiscal year, beginning June 30, 1996, based on a percentage of excess cash flow, as defined in the agreement. At March 31, 1996, the Company was not required to make any prepayment under the excess cash flow requirements.

8.  COMMITMENTS AND CONTINGENCIES:

    COMMITMENTS:

    The Company leases its plant and sales facilities and certain of its equipment under noncancelable operating leases that expire at various times through 2001. Certain of these leases require escalating monthly payments and, therefore, periodic rent expense is being recognized on a straight-line basis. Under these leases, the Company is responsible for maintenance costs, including real property taxes, utilities and other costs. Also, certain of these leases contain renewal options.

    Total rent expense for these leases for the years ended December 31, 1993 and 1994, the three months ended March 31, 1995, the year ended March 31, 1996 and the three months ended June 30, 1996 was $163,000, $292,000, $97,000,
$520,000 and $229,000, respectively. Following is a summary, by fiscal year, of future minimum lease payments under operating leases at June 30, 1996 (IN THOUSANDS):

FISCAL YEAR                                                                 EQUIPMENT     BUILDING      TOTAL
- ------------------------------------------------------------------------  -------------  -----------  ---------
1997....................................................................    $      64     $     904   $     968
1998....................................................................           64           863         927
1999....................................................................           64           862         926
2000....................................................................           64           878         942
2001....................................................................           64           633         697
                                                                                -----    -----------  ---------
Total minimum lease payments............................................    $     320     $   4,140   $   4,460
                                                                                -----    -----------  ---------
                                                                                -----    -----------  ---------

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF JUNE 30, 1996 AND FOR THE THREE MONTHS ENDED
              MARCH 31, 1994, JUNE 30, 1995 AND 1996 IS UNAUDITED)

8.  COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    CONTINGENCIES:

    The Company is engaged in certain legal and administrative proceedings incidental to its normal business activities. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

9.  MANDATORILY REDEEMABLE PREFERRED STOCK ISSUED TO STOCKHOLDERS:
    In connection with the Recapitalization, the Company issued 3,000 shares of Series A Preferred Stock and 4,000 shares of Series B Preferred Stock, both at a price of $1,000 per share. The rights, preferences and privileges of holders of the Series A Preferred Stock and Series B Preferred Stock are as follows:

    DIVIDENDS:

    Holders of Series A Preferred Stock are entitled to receive, at the option of the Board of Directors, either stock dividends at an annual rate of 5% per share or cash dividends at an annual rate of $50 per share. Stock dividends accrue if no cash dividends are declared. Holders of Series B Preferred Stock are entitled to receive cash dividends at an annual rate of $50 per share. Dividends are cumulative and accrue from the date of issuance whether or not earned or declared.

    REDEMPTION:

    The Company has the option to redeem the Series A Preferred Stock and the Series B Preferred Stock at any time for $1,000 per share plus accrued but unpaid dividends thereon (the Redemption Price). All shares of Series A Preferred Stock and Series B Preferred Stock must be redeemed by the Company by payment of the Redemption Price on July 31, 2006 or earlier, in connection with a merger, consolidation or sale of substantially all the Company's assets, in each case if the Company's common stockholders hold a minority of the voting stock of the corporation that survived the merger or consolidation or that purchased substantially all of the Company's assets. Payment of any optional or mandatory redemption amounts cannot be made if such payment results in any default under the Company's debt obligations. Holders of Series A Preferred Stock will receive payment of the Redemption Price before any redemption of Series B Preferred Stock.

                      RSx HOLDINGS, INC. AND SUBSIDIARIES

        (Information as of June 30, 1996 and for the three months ended
              March 31, 1994, June 30, 1995 and 1996 is unaudited)

9. MANDATORILY REDEEMABLE PREFERRED STOCK ISSUED TO STOCKHOLDERS: (CONTINUED) The mandatory redemption requirements include cumulative unpaid dividends.
Assuming no liquidity event, and no payment of dividends, the mandatory redemption requirements total $12,184,000, all payable in 2006.

    LIQUIDATION:

    In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of Series A Preferred Stock have a liquidation preference over holders of Series B Preferred Stock and common stock of $1,000 per share plus all accrued but unpaid dividends thereon. Holders of Series B Preferred Stock have a liquidation preference over holders of common stock of $1,000 per share plus all accrued but unpaid dividends thereon.

10. INCOME TAXES:
    The components of the provision for (benefit from) income taxes, all of which arise from domestic income, are summarized as follows (IN THOUSANDS):

                                                                    YEAR ENDED          THREE
                                                                   DECEMBER 31,        MONTHS     YEAR ENDED
                                                               --------------------  ENDED MARCH   MARCH 31,
                                                                 1993       1994      31, 1995       1996
                                                               ---------  ---------  -----------  -----------
Current:
  State......................................................  $     378  $     558   $      45    $   1,127
  Federal....................................................      1,200      2,250         312        4,635
                                                               ---------  ---------  -----------  -----------
                                                                   1,578      2,808         357        5,762
                                                               ---------  ---------  -----------  -----------
Deferred:
  State......................................................        (10)       (48)       (150)        (281)
  Federal....................................................        (47)      (340)       (860)      (2,017)
                                                               ---------  ---------  -----------  -----------
                                                                     (57)      (388)     (1,010)      (2,298)
                                                               ---------  ---------  -----------  -----------
                                                               $   1,521  $   2,420   $    (653)   $   3,464
                                                               ---------  ---------  -----------  -----------
                                                               ---------  ---------  -----------  -----------

    The principal items accounting for the difference between income taxes computed at the U.S. statutory rate and the provision for (benefit from) income taxes reflected in the statements of operations are as follows:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,        THREE MONTHS    YEAR ENDED
                                                             ------------------------   ENDED MARCH    MARCH 31,
                                                                1993         1994        31, 1995         1996
                                                             -----------  -----------  -------------  ------------
United States statutory rate...............................       34.0%        34.0%        (34.0)%         35.0%
States taxes, net of federal benefit.......................        6.1          4.6          (5.0)           5.1
Other......................................................       (3.7)        (4.7)         17.2           (2.2)
                                                                 -----        -----         -----          -----
                                                                  36.4%        33.9%        (21.8)%         37.9%
                                                                 -----        -----         -----          -----
                                                                 -----        -----         -----          -----

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF JUNE 30, 1996 AND FOR THE THREE MONTHS ENDED
              MARCH 31, 1994, JUNE 30, 1995 AND 1996 IS UNAUDITED)

10. INCOME TAXES: (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and liability are as follows (IN THOUSANDS):

                                                                                              MARCH 31,
                                                                         DECEMBER 31,    --------------------
                                                                             1994          1995       1996
                                                                        ---------------  ---------  ---------
Net operating losses..................................................                   $   1,350
Allowance for doubtful accounts.......................................     $       6             9  $     681
Allowance for excess and obsolete inventory...........................            19                      685
Accrued liabilities...................................................           128            73      1,650
Other.................................................................           344            75        789
                                                                               -----     ---------  ---------
    Net deferred tax asset............................................     $     497     $   1,507  $   3,805
                                                                               -----     ---------  ---------
                                                                               -----     ---------  ---------

    No valuation allowance has been recorded as management believes the net deferred tax asset will be realized in future periods through carryback to prior years when the Company paid income taxes or through estimated future taxable income. The amount of the deferred tax asset that is realizable could be reduced in the near term if actual results differ significantly from estimates of future taxable income.

11. EMPLOYEE BENEFIT PLAN:
    The Company has established a defined contribution plan that is intended to qualify under Section 401 of the Internal Revenue Code (the Plan). The Plan covers substantially all officers and employees of the Company. Company contributions to the Plan are determined at the discretion of the Board of Directors. No Company contributions were made to the Plan for the years ended December 31, 1993 and 1994, the three months ended March 31, 1995 or the year ended March 31, 1996.

12. FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE:
    The following methods and assumptions were used in estimating the fair values of financial instruments:

        CASH AND CASH EQUIVALENTS:

         The carrying amounts for cash and cash equivalents approximate their estimated fair values because of the short maturity of those financial instruments.

        MANDATORILY REDEEMABLE PREFERRED STOCK AND NOTES PAYABLE TO RELATED
    PARTIES:

         No estimates of the fair values of these financial instruments with related parties could be made without incurring excessive costs (see Note
    6).

        LONG-TERM DEBT:

        Based on rates currently available to the Company for debt with similar terms and remaining maturities, the carrying amounts for long-term debt approximate their estimated fair value.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF JUNE 30, 1996 AND FOR THE THREE MONTHS ENDED
              MARCH 31, 1994, JUNE 30, 1995 AND 1996 IS UNAUDITED)

13. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION:
    The Company currently operates in one industry segment, the suspension class of the bicycle industry, for financial reporting purposes. Summarized below are the Company's export sales (including sales to domestic OEM's of products shipped to their overseas manufacturing subcontractors), all of which are denominated in U.S. dollars: (IN THOUSANDS)

                                              YEAR ENDED DECEMBER
                                                      31,            THREE MONTHS
                                              --------------------       ENDED         YEAR ENDED
                                                1993       1994     MARCH 31, 1995   MARCH 31, 1996
                                              ---------  ---------  ---------------  --------------
Asia........................................  $   7,234  $  10,563     $   2,800       $   22,813
Europe......................................      4,698      6,096         1,961           13,708
Other.......................................      1,838      2,072           964            4,091
                                              ---------  ---------        ------          -------
                                              $  13,770  $  18,731     $   5,725       $   40,612
                                              ---------  ---------        ------          -------
                                              ---------  ---------        ------          -------

    Revenues from individual customers in excess of 10% of net sales were as follows (IN THOUSANDS, EXCEPT PERCENT DATA):

                                      YEAR ENDED DECEMBER 31,
                           ----------------------------------------------    THREE MONTHS ENDED
                                                                                                         YEAR ENDED
                                    1993                    1994               MARCH 31, 1995          MARCH 31, 1996
                           ----------------------  ----------------------  ----------------------  ----------------------
CUSTOMER                     PERCENT     AMOUNT      PERCENT     AMOUNT      PERCENT     AMOUNT      PERCENT     AMOUNT
- -------------------------  -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
A........................                               10.7%   $   4,061       14.5%   $   2,073       17.9%   $  14,950
B........................       17.5%   $   5,419                               12.2%   $   1,737

14. SUBSEQUENT EVENTS:

    In May 1996, the Company's Board of Directors adopted and the Company's stockholders approved the 1996 Stock Plan (such plan, as amended, the Stock
Plan). The Stock Plan provides for the issuance of up to a maximum of 979,020 shares of common stock pursuant to awards under the Stock Plan. The Company has reserved 979,020 shares of common stock for issuance under the Stock Plan. Under the Stock Plan, incentive stock options may be granted only to employees of the Company or any parent or subsidiary thereof, and nonstatutory stock options and stock purchase rights may be granted to employees and directors of, and consultants to, the Company or any parent or subsidiary thereof.



    The exercise price of options will be determined by the compensation committee of the Board of Directors of RockShox upon the establishment thereof, provided that (i) an incentive stock option may not be granted with an exercise price less than the fair market value (as defined in the Stock Plan) of the common stock on the date of grant, (ii) an option granted to an optionee who, at the time of such grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any parent, subsidiary or predecessor of the Company may not have an exercise price less than 110% of the fair market value of the common stock as of the date of grant and (iii) a nonstatutory stock option may not be granted with an exercise price less than 85% of the fair market value of the common stock on the date of grant.



    Unless otherwise provided in the option agreement, each option will become exercisable for 20% of the total number of shares of common stock subject to such option each year. Options expire no more than ten years after the date of grant, other than incentive stock options granted to an optionee who, at the time of such grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary of the Company, which will expire no more than five years from the date of grant.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF JUNE 30, 1996 AND FOR THE THREE MONTHS ENDED
              MARCH 31, 1994, JUNE 30, 1995 AND 1996 IS UNAUDITED)

14. SUBSEQUENT EVENTS: (CONTINUED)

    During May 1996, certain employees were granted stock options to purchase an aggregate of 596,320 shares of common stock pursuant to the Stock Plan at exercise prices of $4.39 and $4.69 per share. At June 30, 1996, options to purchase 119,264 shares of common stock were exercisable.


    In June 1996, the Board of Directors approved an increase in the number of authorized shares of common stock to 9,799,020.


    During August 1996, the Board of Directors and stockholders of the Company approved the transactions contemplated by the Agreement of Merger between the Company and RockShox pursuant to which, among other things, the Company will be merged with and into RockShox (the Merger) and each share of common stock of the Company will be converted into 88.2 shares of common stock of RockShox (the Exchange Ratio). All share and per share data in the accompanying financial statements have been retroactively restated to reflect the Merger and the Exchange Ratio.



    During September 1996, the Company's Board of Directors adopted and the Company's stockholders approved amendments to the Stock Plan. Also during September 1996, certain employees of, and consultants to, the Company were granted options to purchase an aggregate of 225,000 shares of common stock pursuant to the Stock Plan at the initial public offering price of the common stock of RockShox in the Offering.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                          AND STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

    The accompanying unaudited pro forma condensed consolidated balance sheet as of June 30, 1996 and statements of operations for the year ended March 31, 1996 and the three month period ended June 30, 1996 give effect to certain transactions which will take place upon the closing of the Offering as if the transactions had taken place as of June 30, 1996 in the case of the pro forma condensed consolidated balance sheet and, April 1, 1995 and April 1, 1996 in the case of the respective pro forma condensed consolidated statement of operations.

    The pro forma condensed consolidated balance sheet and statements of operations are not necessarily indicative of future operations or the actual results that would have occurred had the transactions occurred on the date of such balance sheet or at the beginning of the period presented in such statements of operations. The pro forma information and related adjustments are based upon available information and upon certain assumptions which the Company believes are reasonable. The pro forma condensed consolidated balance sheet and statements of operations should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto contained elsewhere herein.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                     PRO FORMA         PRO FORMA
                                                                    JUNE 30,        ADJUSTMENTS         JUNE 30,
                                                                      1996            (NOTE 1)            1996
                                                                   ----------  ----------------------  ----------
                                                     ASSETS
Current assets:
  Cash and cash equivalents......................................  $    2,914                          $    2,914
  Trade accounts receivable, net.................................       5,736                               5,736
  Inventories....................................................       7,762                               7,762
  Prepaid expenses and other current assets......................         779                                 779
  Deferred income taxes..........................................       3,805  $    3,606(e)                7,411
                                                                   ----------    --------              ----------
    Total current assets.........................................      20,996       3,606                  24,602
  Property and equipment, net....................................       5,211                               5,211
  Capitalized financing costs, net...............................       2,353  $   (2,353)(c)              --
  Other assets, net..............................................         105                                 105
                                                                   ----------    --------              ----------
        Total assets.............................................  $   28,665  $    1,253              $   29,918
                                                                   ----------    --------              ----------
                                                                   ----------    --------              ----------
                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Trade accounts payable.........................................  $    5,590            --            $    5,590
  Accounts payable to related party..............................         254            --                   254
  Accrued incentive compensation payable to officers.............         750        (656)(d)                  94
  Accrued liabilities............................................       9,230            --                 9,230
  Current portion of long-term bank debt.........................       3,375  $   (3,375)(b)              --
                                                                   ----------    --------              ----------
    Total current liabilities....................................      19,199      (4,031)                 15,168
Long-term bank debt, net of current portion......................      23,375     (23,375)(b)              --
Notes payable to related parties, net of current portion.........      17,000     (17,000)(b)              --
                                                                   ----------    --------              ----------
      Total liabilities..........................................      59,574     (44,406)                 15,168
                                                                   ----------    --------              ----------
Mandatorily redeemable preferred stock...........................       7,449      (7,449)(b)              --
                                                                   ----------    --------              ----------
Common stock, $0.01 par value,
  Authorized: 9,799,020 shares actual,
   50,000,000 shares pro forma;
  Issued and outstanding: 8,820,000 shares actual,
   13,479,000 shares pro forma...................................          88          47(a)                  135
Additional paid-in capital.......................................         412      58,469(a)               58,881
Distributions in excess of net book value........................     (45,422)           --               (45,422)
Retained earnings................................................       6,564      (5,408)(c)(d)(e)         1,156
                                                                   ----------    --------              ----------
      Total stockholders' equity (deficit).......................     (38,358)     53,108                  14,750
                                                                   ----------    --------              ----------
        Total liabilities, mandatorily redeemable preferred stock
         and stockholders' equity (deficit)......................  $   28,665  $    1,253              $   29,918
                                                                   ----------    --------              ----------
                                                                   ----------    --------              ----------

    The accompanying notes are an integral part of these pro forma condensed consolidated balance sheet and statements of operations.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                                      PRO FORMA
                                                                        THREE MONTHS    PRO FORMA    THREE MONTHS
                                                                         ENDED JUNE    ADJUSTMENTS    ENDED JUNE
                                                                          30, 1996      (NOTE 2)       30, 1996
                                                                        ------------   -----------   ------------
Net sales.............................................................    $21,378        --            $21,378
Cost of sales.........................................................     13,733        --             13,733
                                                                        ------------                 ------------
    Gross profit......................................................      7,645        --              7,645
                                                                        ------------                 ------------
Selling, general and administrative expense...........................      2,916        (312)(f)        2,604
Research, development and engineering expense.........................      1,243        (344)(f)          899
                                                                        ------------   -----------   ------------
                                                                            4,159        (656)           3,503
                                                                        ------------   -----------   ------------
    Income from operations............................................      3,486         656            4,142
Interest income.......................................................         49        --                 49
Interest expense......................................................     (1,341)      1,341(g)        --
                                                                        ------------   -----------   ------------
    Income before income taxes........................................      2,194       1,997            4,191
Provision for income taxes............................................        845         799(i)         1,644
                                                                        ------------   -----------   ------------
    Net income........................................................    $ 1,349      $1,198          $ 2,547
                                                                        ------------   -----------   ------------
                                                                        ------------   -----------   ------------
Net income............................................................    $ 1,349      $1,198          $ 2,547
Accretion for dividends on mandatorily redeemable preferred stock.....         92         (92)(h)       --
                                                                        ------------   -----------   ------------
Net income available to common stockholders...........................    $ 1,257      $1,290          $ 2,547
                                                                        ------------   -----------   ------------
                                                                        ------------   -----------   ------------
Net income per share..................................................    $  0.14                      $  0.18
                                                                        ------------                 ------------
                                                                        ------------                 ------------
Shares used in per share computation..................................      9,240       4,659(j)        13,899
                                                                        ------------   -----------   ------------
                                                                        ------------   -----------   ------------

    The accompanying notes are an integral part of these pro forma condensed consolidated balance sheet and statements of operations.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                     YEAR                      PRO FORMA
                                                                                    ENDED       PRO FORMA      YEAR ENDED
                                                                                  MARCH 31,    ADJUSTMENTS     MARCH 31,
                                                                                     1996        (NOTE 2)         1996
                                                                                  ----------  --------------   ----------
Net sales.......................................................................  $   83,509      --           $   83,509
Cost of sales...................................................................      54,110      --               54,110
                                                                                  ----------                   ----------
    Gross profit................................................................      29,399      --               29,399
                                                                                  ----------                   ----------
Selling, general and administrative expense.....................................      11,220        (812)(f)       10,408
Research, development and engineering expense...................................       3,401        (938)(f)        2,463
                                                                                  ----------  --------------   ----------
                                                                                      14,621      (1,750)          12,871
                                                                                  ----------  --------------   ----------
    Income from operations......................................................      14,778       1,750           16,528
Interest income.................................................................         136      --                  136
Interest expense................................................................      (5,786)      5,786(g)        --
                                                                                  ----------  --------------   ----------
    Income before income taxes..................................................       9,128       7,536           16,664
Provision for income taxes......................................................       3,464       3,014(i)         6,478
                                                                                  ----------  --------------   ----------
    Net income..................................................................  $    5,664  $    4,522       $   10,186
                                                                                  ----------  --------------   ----------
                                                                                  ----------  --------------   ----------
Net income......................................................................  $    5,664  $    4,522       $   10,186
Accretion for dividends on mandatorily redeemable preferred stock...............         357        (357)(h)       --
                                                                                  ----------  --------------   ----------
Net income available to common stockholders.....................................  $    5,307  $    4,879       $   10,186
                                                                                  ----------  --------------   ----------
                                                                                  ----------  --------------   ----------
Net income per share............................................................  $     0.57                   $     0.73
                                                                                  ----------                   ----------
                                                                                  ----------                   ----------
Shares used in per share computation............................................       9,240       4,659(j)        13,899
                                                                                  ----------  --------------   ----------
                                                                                  ----------  --------------   ----------

    The accompanying notes are an integral part of these pro forma condensed consolidated balance sheet and statements of operations.

                      RSX HOLDINGS, INC. AND SUBSIDIARIES
                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                   BALANCE SHEET AND STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

1.  PRO FORMA ADJUSTMENTS TO THE CONDENSED CONSOLIDATED BALANCE SHEET:
    To reflect (i) the estimated net proceeds from the Offering, (ii) payment with the proceeds from the Offering of the Company's borrowings of long-term bank debt and subordinated notes, (iii) the redemption of the Series A and Series B Preferred Stock, (iv) the payment of an aggregate of $7,317,000 to the Company's President and Vice President of Advanced Research to terminate the Bonus Plan, (v) the reduction in accrued compensation payable under the Bonus Plan, (vi) the charge-off of capitalized financing costs related to the bank debt (vii) the income tax effect of the forgoing, and (viii) the effect of the Merger on the number of authorized shares of common stock, certain pro forma adjustments have been made to the accompanying pro forma condensed consolidated balance sheet, as if the Offering was consummated on June 30, 1996, as follows:

        (a) Issuance of 4,658,571 shares of common stock at $14 per share pursuant to the Offering, net of expenses, to fund payments of $26,750,000 and $17,000,000 to repay bank debt and subordinated notes, respectively, $7,449,000 to redeem the Series A and Series B Preferred Stock and $7,317,000 to terminate the Bonus Plan.

        (b) Use of proceeds to repay bank debt and subordinated notes to related parties of $26,750,000 and $17,000,000, respectively, and to redeem the Series A and Series B Preferred Stock of $7,449,000. (See Note 6 of Notes to Consolidated Financial Statements.)

        (c) Charge-off of capitalized financing costs of $2,353,000 related to the bank debt.

        (d) Charge of $6,661,000, representing a payment of $7,317,000 less a reduction in accrued incentive compensation payable of $656,000 as described in adjustment (f) to terminate the Bonus Plan with the Company's President and Vice President of Advanced Research.

        (e) Records the tax impact of the tax benefit realized from the deductible portion of adjustments (c) and (d) at a 40% incremental tax rate.

2.  PRO FORMA ADJUSTMENTS TO THE CONDENSED CONSOLIDATED STATEMENTS OF
OPERATIONS:
    To reflect (i) the elimination of interest expense from the repayment of the bank debt and subordinated notes, (ii) the elimination of dividends payable to the holders of the Series A and Series B Preferred Stock (iii) the reduction in selling, general and administrative expenses, and research, development and engineering expenses, in each case resulting from the termination of the Bonus Plan, and (iv) the income tax effect of the forgoing, certain pro forma adjustments have been made to the accompanying pro forma condensed consolidated statements of operations, as if the Offering was consummated on the first day of the period presented, as follows:

        (f) Reduces the bonus expense recorded and payable pursuant to the Bonus Plan under the Employment Agreements with the Company's President and Vice President of Advanced Research, in excess of the maximum of $250,000 and $125,000, per year respectively, that will be payable to each of these individuals under the employment agreements that will become effective upon consummation of the Offering.

        (g) Records the elimination of interest expense resulting from repaying the long-term bank debt and subordinated notes, and from the elimination of amortization of the deferred financing costs.

        (h) Records the elimination of dividends resulting from the redemption of Series A and Series B Preferred Stock.

        (i) Records the tax impact of the increase in the provision for income taxes resulting from the decrease in tax deductible expenses in adjustments
    (f) and (g) at a 40% incremental tax rate.

        (j) Records the effect on shares used in per share computation as a result of 4,658,571 shares of common stock issued, net of expenses, to repay bank debt and subordinated notes, redeem Series A and Series B Preferred Stock and to terminate the Bonus Plan.

    The pro forma condensed consolidated statements of operations do not reflect the charge of $2,353,000 related to the deferred financing cost or the expense of $6,661,000 related to the termination of the Bonus Plan, both of which will reduce net income in the quarter the Offering is consummated because of the nonrecurring nature of each of these items.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           7
The Recapitalization and the Merger............          13
Use of Proceeds................................          14
Dividend Policy................................          14
Capitalization.................................          15
Dilution.......................................          16
Selected Financial Data........................          17
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          19
Business.......................................          25
Management.....................................          41
Certain Transactions...........................          45
Principal and Selling Stockholders.............          49
Description of Capital Stock...................          50
Shares Eligible for Future Sale................          51
Underwriting...................................          53
Legal Matters..................................          54
Experts........................................          54
Additional Information.........................          54
Special Note Regarding Forward-Looking
 Statements....................................          55
Index to Consolidated Financial Statements and
 Pro Forma Condensed Consolidated Balance Sheet
 and Statements of Operations..................         F-1

                              -------------------

    UNTIL               , 1996 (25 DAYS AFTER  THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                4,800,000 SHARES

                                     [LOGO]

                                 ROCKSHOX, INC.

                                  COMMON STOCK

                               -----------------

                                   PROSPECTUS

                               -----------------

                              MERRILL LYNCH & CO.
                         ROBERTSON, STEPHENS & COMPANY
                           JEFFERIES & COMPANY, INC.

                                          , 1996

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses (other than underwriting discounts and commissions) payable by the Company in connection with the issuance and distribution of the Common Stock to be registered hereby are as follows:

SEC registration fee....................................................  $  26,768
NASD fees...............................................................      8,263
NASDAQ Listing Fee......................................................     50,000
Printing and engraving expenses.........................................    150,000
Management fees.........................................................  1,000,000
Legal fees and expenses.................................................    500,000
Accounting fees and expenses............................................    200,000
Blue Sky expenses (including legal fees)................................     15,000
Transfer agent fees and expenses........................................     15,000
Miscellaneous expenses..................................................     34,969
                                                                          ---------
  Total.................................................................  $2,000,000
                                                                          ---------
                                                                          ---------


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    The Company is incorporated in Delaware. Under Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), a Delaware corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses and liabilities incurred by them in connection with any action, suit or proceeding to which they are, or are threatened to be made, a party by reason of their serving in those positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, so long as they had no reasonable cause to believe their conduct was unlawful. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Certificate of Incorporation of the Company and Bylaws of the Company provide for indemnification of present and former directors and officers of the Company and persons serving as directors, officers, employees or agents of other corporations or entities at the request of the Company, each to the fullest extent permitted by the DGCL.

    Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL, or (iv) for any transactions from which the director derived an improper personal benefit. The Certificate of Incorporation of the Company contains such a provision.

    The Company intends to obtain insurance for the protection of its directors and officers against claims asserted against them in their official capacities. The Company also intends to enter into indemnification agreements with certain of its directors and officers providing for the foregoing.

    The purchase agreement among the Company and each of the underwriters (the "Underwriters") and the selling stockholders named in this Registration Statement (the "Purchase Agreement") will provide for indemnification by the Underwriters of directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances.

    The preceding discussion of the Certificate of Incorporation of the Company, the Bylaws of the Company, the Purchase Agreement and the DGCL is not intended to be exhaustive and is qualified in its entirety by reference to the complete texts of the Certificate of Incorporation of the Company, the Bylaws of the Company and the Purchase Agreement, which are included in this Registration Statement at Exhibits 3.1, 3.2 and 1.1, respectively, and to the DGCL.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    On March 24, 1995, Stephen Simons, Debra Simons and Paul Turner transferred all of the outstanding shares in the Company's predecessor to RSx Holdings Inc., a Delaware corporation ("Holdings"), and RSx Acquisition, Inc., a Delaware corporation that later became a wholly owned subsidiary of Holdings, for 50% of the outstanding common stock of Holdings ("Holdings Common Stock"), $6 million aggregate principal amount of 13.5% junior subordinated notes of Holdings, 4,000 shares of Series B Preferred Stock of Holdings and approximately $39 million in cash. Also on March 24, 1995, MCIT PLC and certain persons and entities affiliated with The Jordan Company purchased the remaining 50% of Holdings Common Stock and 3,000 shares of Series A Preferred Stock of Holdings in consideration of approximately $3.5 million. Holdings also issued $11 aggregate million principal amount of 13.5% senior subordinated notes to MCIT PLC on such date. All of such issuances of securities by Holdings were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act on the basis that no public offering was involved.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (A)  EXHIBITS


      1    Form of Purchase Agreement among RockShox, Inc., Merrill Lynch, Pierce, Fenner &
            Smith Incorporated, on behalf of the several underwriters, and the selling stockholders named therein.*
      2    Form of Agreement and Plan of Merger between RSx Holdings, Inc. and RockShox,
            Inc.*
      3.1  Form of Amended and Restated Certificate of Incorporation of RockShox, Inc.*
      3.2  Form of Amended and Restated Bylaws of RockShox, Inc.*
      4    Form of Common Stock Certificate of RockShox, Inc.*
      5    Opinion of Skadden, Arps, Slate, Meagher & Flom.*
     10.1  Stock Purchase Agreement, dated March 24, 1995, among Stephen Simons, Debra
            Simons, Paul Turner, RSx Holdings, Inc. and RSx Acquisition, Inc.*
     10.2  Management Consulting Agreement, dated as of March 24, 1995, between TJC
            Management Corporation and RSx Holdings, Inc.*
     10.3  Purchase Agreement, dated as of March 23, 1995, between RSx Holdings, Inc. and
            MCIT PLC.*
     10.4  Subscription and Stockholders Agreement, dated as of March 24, 1995, among RSx
            Holdings, Inc., Stephen Simons, Debra Simons, Paul Turner and other stockholders named therein.*
     10.5  Form of Registration Rights Agreement among RockShox, Inc., Stephen Simons, Debra
            Simons, Paul Turner and other stockholders named therein.*
     10.6  RSx Holdings, Inc. 1996 Stock Plan.*
     10.7  Employment Agreement, dated as of March 24, 1995, between RSx Holdings, Inc. and
            Stephen Simons.*
     10.8  Form of Amended and Restated Employment Agreement between RockShox, Inc. and
            Stephen Simons.
     10.9  Employment Agreement, dated as of March 24, 1995, between RSx Holdings, Inc. and
            Paul Turner.*

    10.10  Form of Amended and Restated Employment Agreement between RockShox, Inc. and Paul
            Turner.
    10.11  Noncompetition Agreement, dated March 24, 1995, between RSx Holdings, Inc. and
            Stephen Simons.*
    10.12  Noncompetition Agreement, dated March 24, 1995, between RSx Holdings, Inc. and
            Debra W. Simons.*
    10.13  Noncompetition Agreement, dated March 24, 1995, between RSx Holdings, Inc. and
            Paul Turner.*
    10.14  Consultant Agreement, dated as of January 1, 1994, by and between Simons &
            Susslin, Inc. and Stephen Simons.*
    10.15  Form of Lease, dated as of May 1, 1994, between Charcot Center Joint Venture and
            RockShox, Inc.*
    10.16  Form of First Amendment to Lease, dated as of August 15, 1994, between Charcot
            Center Joint Venture and RockShox, Inc.*
    10.17  Lease, dated as of October 1, 1995, between Whitecliffe I Apartments, Ltd. and
            RockShox, Inc.*
    10.18  Form of Indemnity Agreement.*
    10.19  Form of side letter between RockShox, Inc. and Merrill Lynch, Pierce, Fenner and
            Smith Incorporated.*
    10.20  Amended and Restated RSx Holdings, Inc. 1996 Stock Plan.
     11    Statement regarding computation of net income (loss) per share.*
     21    List of Subsidiaries of RockShox, Inc.*
     23.1  Consent of Coopers & Lybrand L.L.P.
     23.2  Consent of Skadden, Arps, Slate, Meagher & Flom (included as part of the opinion submitted as Exhibit 5).*
     24    Power of attorney.*
     27    Financial Data Schedule.*


- ------------------------
*  Previously filed.


    (B)  FINANCIAL STATEMENT SCHEDULES


    Schedule II    Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on September 25, 1996.


                                          ROCKSHOX, INC.

                                          By:      /S/ CHARLES E. NOREEN JR.

                                             -----------------------------------
                                              Name: Charles E. Noreen Jr.
                                             Title: Chief Financial Officer

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                              TITLE                  DATE
- ---------------------------------------------  -------------------------  -----------------

                                *
 -------------------------------------------   Chairman of the Board of     September 25,
              John W. Jordan II                 Directors                       1996

                                *
 -------------------------------------------   President (Chief             September 25,
              Stephen W. Simons                 Executive Officer)              1996

              /S/ CHARLES E. NOREEN JR.        Chief Financial Officer
 -------------------------------------------    (principal accounting       September 25,
            Charles E. Noreen Jr.               officer)                        1996

                                *              Vice President of
 -------------------------------------------    Advanced Research and       September 25,
                 Paul Turner                    Director                        1996

                                *
 -------------------------------------------   Director and Vice            September 25,
                 Adam E. Max                    President                       1996

    *By:       /S/ CHARLES E. NOREEN JR.
   --------------------------------------
            Charles E. Noreen Jr.
              ATTORNEY-IN-FACT

                       REPORT OF INDEPENDENT ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

    In connection with our audits of the financial statements of RSx Holdings, Inc. and Subsidiaries as of December 31, 1994 and March 31, 1995 and 1996, and for the years ended December 31, 1993 and 1994, the three month period ended March 31, 1995 and the year ended March 31, 1996, which financial statements are included in the Registration Statement, we have also audited the financial statement schedule listed in Item (16)(b) herein.

    In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

San Jose, California
May 21, 1996

                                                                     SCHEDULE II

                      RSX HOLDINGS, INC. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                                        CHARGED
                                                                        BALANCE AT     TO COSTS     WRITE-OFF     BALANCE
                                                                         BEGINNING        AND          OF         AT END
                                                                         OF PERIOD     EXPENSES     ACCOUNTS     OF PERIOD
                                                                       -------------  -----------  -----------  -----------
Year ended December 31, 1993
  Allowance for doubtful accounts....................................    $      40                               $      40
  Allowance for excess and obsolete inventories......................
Year ended December 31, 1994
  Allowance for doubtful accounts....................................           40                  $      24           16
  Allowance for excess and obsolete inventories......................                  $      69                        69
Three months ended March 31, 1995
  Allowance for doubtful accounts....................................           16            32            7           41
  Allowance for excess and obsolete inventories......................           69                         24           45
Year ended March 31, 1996
  Allowance for doubtful accounts....................................           41         1,518          127        1,432
  Allowance for excess and obsolete inventories......................           45         2,009           45        2,009

                               INDEX TO EXHIBITS


  EXHIBIT                                                                                              SEQUENTIAL
  NUMBER                                                                                               PAGE NUMBER
- -----------                                                                                         -----------------
       1     Form of Purchase Agreement among RockShox, Inc., Merrill Lynch, Pierce, Fenner &
              Smith Incorporated, on behalf of the several underwriters, and the selling stockholders named therein.*
       2     Form of Agreement and Plan of Merger between RSx Holdings, Inc. and RockShox, Inc.*
       3.1   Form of Amended and Restated Certificate of Incorporation of RockShox, Inc.*
       3.2   Form of Amended and Restated Bylaws of RockShox, Inc.*
       4     Form of Common Stock Certificate of RockShox, Inc.*
       5     Opinion of Skadden, Arps, Slate, Meagher & Flom.*
      10.1   Stock Purchase Agreement, dated March 24, 1995, among Stephen Simons, Debra Simons,
              Paul Turner, RSx Holdings, Inc. and RSx Acquisition, Inc.*
      10.2   Management Consulting Agreement, dated as of March 24, 1995, between TJC Management
              Corporation and RSx Holdings, Inc.*
      10.3   Purchase Agreement, dated as of March 23, 1995, between RSx Holdings, Inc. and MCIT
              PLC.*
      10.4   Subscription and Stockholders Agreement, dated as of March 24, 1995, among RSx
              Holdings, Inc., Stephen Simons, Debra Simons, Paul Turner and other stockholders named therein.*
      10.5   Form of Registration Rights Agreement among RockShox, Inc., Stephen Simons, Debra
              Simons, Paul Turner and other stockholders named therein.*
      10.6   RSx Holdings, Inc. 1996 Stock Plan.*
      10.7   Employment Agreement, dated as of March 24, 1995, between RSx Holdings, Inc. and
              Stephen Simons.*
      10.8   Form of Amended and Restated Employment Agreement between RockShox, Inc. and Stephen
              Simons.
      10.9   Employment Agreement, dated as of March 24, 1995, between RSx Holdings, Inc. and Paul
              Turner.*
      10.10  Form of Amended and Restated Employment Agreement between RockShox, Inc. and Paul
              Turner.
      10.11  Noncompetition Agreement, dated March 24, 1995, between RSx Holdings, Inc. and
              Stephen Simons.*
      10.12  Noncompetition Agreement, dated March 24, 1995, between RSx Holdings, Inc. and Debra
              W. Simons.*
      10.13  Noncompetition Agreement, dated March 24, 1995, between RSx Holdings, Inc. and Paul
              Turner.*
      10.14  Consultant Agreement, dated as of January 1, 1994, by and between Simons & Susslin,
              Inc. and Stephen Simons.*
      10.15  Form of Lease, dated as of May 1, 1994, between Charcot Center Joint Venture and
              RockShox, Inc.*
      10.16  Form of First Amendment to Lease, dated as of August 15, 1994, between Charcot Center
              Joint Venture and RockShox, Inc.*

  EXHIBIT                                                                                              SEQUENTIAL
  NUMBER                                                                                               PAGE NUMBER
- -----------                                                                                         -----------------
      10.17  Lease, dated as of October 1, 1995, between Whitecliffe I Apartments, Ltd. and
              RockShox, Inc.*
      10.18  Form of Indemnity Agreement.*
      10.19  Form of side letter between RockShox, Inc. and Merrill Lynch, Pierce, Fenner & Smith
              Incorporated.*
      10.20  Amended and Restated RSx Holdings, Inc. 1996 Stock Plan.
      11     Statement regarding computation of net income (loss) per share.*
      21     List of Subsidiaries of RockShox, Inc.*
      23.1   Consent of Coopers & Lybrand L.L.P.
      23.2   Consent of Skadden, Arps, Slate, Meagher & Flom (included as part of the opinion submitted as Exhibit 5).*
      24     Power of attorney.*
      27     Financial Data Schedule.*


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 * Previously filed.